Exhibit 2.1

EXECUTION VERSION

SALE AND PURCHASE AGREEMENT

DATED AS OF

AUGUST 27, 2016

BY AND BETWEEN

USG CORPORATION

AND

AMERICAN BUILDERS & CONTRACTORS SUPPLY CO., INC.

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11.16.	No-Recourse	76

EXHIBITS

Exhibit A	Certain Definitions
Exhibit B	Seller Group

SCHEDULES

Schedule 1.2(b)(i)(A)	Assumed Contracts
Schedule 1.2(b)(i)(B)	Transferrable IT Agreements
Schedule 1.2(b)(iii)(A)	Transferred Seller IP
Schedule 1.2(b)(iii)(B)	Transferred URLs
Schedule 1.2(c)(iv)(A)	Seller Plan Liabilities
Schedule 1.2(c)(iv)(B)	Expenses
Schedule 1.2(c)(vi)	Assumed Liabilities
Schedule 3.2(a)	Capitalization
Schedule 3.4	No Conflict
Schedule 3.5(a)	Business Financial Statements
Schedule 3.5(b)	Undisclosed Liabilities
Schedule 3.6	Tax Matters
Schedule 3.7(a)	Assets
Schedule 3.7(b)	Other Assets
Schedule 3.7(b)(ii)	Necessary Asset or Contract
Schedule 3.8(a)	Company Intellectual Property
Schedule 3.8(c)	Intellectual Property Legal Proceedings
Schedule 3.9	Legal Compliance
Schedule 3.11(a)	Material Contracts
Schedule 3.11(a)(i)	Sales Contracts
Schedule 3.11(a)(ii)	Purchase Contracts
Schedule 3.12	Legal Proceedings
Schedule 3.13(a)(i)	Labor Agreements
Schedule 3.13(a)(ii)	Labor Union Activities
Schedule 3.13(e)	Seller Plans
Schedule 3.13(h)	Multiemployer Plans
Schedule 3.13(j)	Transaction-Related Payments
Schedule 3.14	Environmental Matters
Schedule 3.15(a)	Owned Real Property
Schedule 3.15(b)	Leased Real Property
Schedule 3.15(c)	Sufficiency of Real Property
Schedule 3.16(a)	Material Customers
Schedule 3.16(b)	Material Suppliers
Schedule 3.18	Affiliated Transactions
Schedule 3.19	Absence of Certain Changes or Events
Schedule 3.20	Insurance
Schedule 3.21	No Installation
Schedule 5.1	Conduct of Business

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Schedule 5.3	Intercompany Arrangements
Schedule 5.9	Seller Guarantees
Schedule 6.1(b)	Government Approvals
Schedule 8.2(d)	Specified Indemnities
Schedule 8.4(d)(ii)	Third Party Claims
Schedule 10.7(a)	Assumed Shared Contracts
Schedule 10.7(b)	Replicated Contracts
Schedule 10.12(a)(iiii)	Substantially Comparable Benefits
Schedule 10.12(b)	Severance Benefits
Schedule 10.12(h)	Bonus Programs
Schedule 10.14	Licensed IP
Schedule 10.16	Insurance
Schedule A-1	Form of Contribution Agreement
Schedule A-2	Form of Assignment and Assumption Agreement
Schedule A-3	Form of Trademark Assignment Agreement
Schedule A-4	Working Capital Calculation
Schedule A-5	Employees
Schedule A-6	Transferring Employees

ANNEXES

Annex A	Form of Headquarters Sublease Agreement
Annex B	Form of Supply Agreement
Annex C	Form of Transition Services Agreement

SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT (this “Agreement”) is entered into as of August 27, 2016, by and between USG Corporation, a Delaware corporation (the “Seller”), and American Builders & Contractors Supply Co., Inc., a Delaware corporation (the “Purchaser”). The Seller and the Purchaser are sometimes referred to herein individually as a “Party” and collectively as the “Parties.” Certain other capitalized terms used in this Agreement are defined in the attached Exhibit A.

RECITALS

WHEREAS, the Seller and its Subsidiary L&W Supply Corporation (“L&W”) and L&W’s Subsidiaries California Wholesale Material Supply, LLC, Livonia Building Materials, LLC, Stockdale Materials Company, Inc. and Stocking Specialists, Inc. (together with L&W, each an “Acquired Company” and collectively, the “Acquired Companies”) are engaged in the Business;

WHEREAS, certain other limited Assets and Liabilities of the Seller Group are used in or relate to the operation of the Business; and

WHEREAS, the Seller desires to sell and transfer to the Purchaser, and the Purchaser desires to acquire from the Seller, the Business, and in furtherance thereof, (i) prior to the Closing, the Seller will, and will cause the other members of the Seller Group to, effect the Pre-Closing Transfer (as defined in Section 1.2(a)) and (ii) at the Closing, the Seller will sell, and the Purchaser will purchase, the Shares.

AGREEMENT

NOW THEREFORE, in consideration of the foregoing recitals, the mutual representations, warranties, covenants and agreements set forth in this Agreement and the other Transaction Agreements, and other good and valuable consideration, the receipt and sufficiency of which the Parties acknowledage, the Parties agree as follows:

ARTICLE 1

THE TRANSACTIONS

1.1. Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Seller agrees to sell, convey, assign, transfer and deliver to the Purchaser (or the Purchaser’s designee), free and clear of all Encumbrances, and the Purchaser agrees to, or to cause its designee to purchase, acquire and accept from the Seller the Shares.

1.2. Pre-Closing Transfer of Acquired Assets and Assumed Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement, prior to the Closing, the Seller will cause (i) all of the Seller Group’s right, title and interest in, to and under the Assets set forth in Section 1.2(b) (collectively, the “Acquired Assets”) to be contributed, conveyed, transferred, assigned and delivered to L&W, subject to

Sections 10.6 and 10.7, and (ii) the Liabilities of the Seller Group set forth in Section 1.2(c) to the extent such Liabilities relate to, arise from or are or were incurred in connection with the Business or the Acquired Assets, accruing, arising or relating to any period on, prior to or after the Closing Date, or payable by reason of any act, event or omission occurring on, prior to or after the Closing (collectively, the “Assumed Liabilities”), to be assumed by L&W (such transactions, the “Pre-Closing Transfer”). The Pre-Closing Transfer shall be at the Seller’s sole cost and expense and shall be effected pursuant to the following transfer and assumption agreements:

(A) A contribution agreement in the form attached hereto as Schedule A-1;

(B) a general assignment and assumption of Liabilities in the form attached hereto as Schedule A-2; and

(C) a trademark assignment agreement in the form attached hereto as Schedule A-3; and

(D) subject to the Purchaser’s prior written consent (not to be unreasonably withheld, conditioned or delayed) such other instruments and agreements as may be required to effect the contribution, purchase, assignment, and assumption of the Acquired Assets and the Assumed Liabilities.

(the agreements referenced in clauses (A)–(D), collectively, the “Transfer Documents”), and will be executed by the Seller or another member of the Seller Group, as appropriate, and L&W.

(b) The following Assets are the Acquired Assets:

(i) Contracts.

(A) The Contracts listed on Schedule 1.2(b)(i)(A) of the Seller Disclosure Schedule;

(B) The Contracts listed on Schedule 1.2(b)(i)(B) of the Seller Disclosure Schedule for the use of: (1) Software or hardware; and (2) Software and systems hosted by Third Parties (together, the “Transferrable IT Agreements”); and

(C) That portion of any Assumed Shared Contract and the Replicated Contracts to be assigned to L&W pursuant to Section 10.7.

(together, the “Assumed Contracts”);

(ii) Claims. To the extent transferable, all rights, Claims, defenses, credits, causes of action, rights of recovery, or rights of set-off or reimbursement, in each case, against Third Parties to the extent relating to the Business or arising from the Acquired Assets or the Assumed Liabilities, including rights under and pursuant to all warranties, representations and guarantees made by suppliers, manufacturers or vendors of products, materials, equipment or components thereof, and including Claims related to Intellectual Property Rights; provided, however, that Seller retains all rights, Claims, defenses, credits, causes of action, rights of recovery, or rights of set-off or reimbursement, in each case, against Third Parties to the extent the foregoing relate to the indemnities set forth in Sections 8.2(c);

(iii) Intellectual Property.

(A) Intellectual Property Rights (other than domain names and URLs), including Software owned by any member of the Seller Group that are primarily used or held for use by the Business in the Ordinary Course as of the Closing Date, including as listed on Schedule 1.2(b)(iii)(A) of the Seller Disclosure Schedule (the “Transferred Seller IP”); and

(B) The domain names and URLs owned by any member of the Seller Group that are primarily used by the Business in the Ordinary Course as of the Closing Date, including as listed on Schedule 1.2(b)(iii)(B) of the Seller Disclosure Schedule (the “Transferred URLs”).

(iv) Business Records. All books, records, files and papers of the Seller and its Affiliates, whether in hard copy or computer format, that are exclusively related to the Business, including all manuals, data, databases, sales, marketing and advertising materials, customer, vendor, and supplier lists and reports, sales, distribution and purchase correspondence, training and technical literature and documentation (the “Business Records”); provided, however, that the Seller and its Affiliates shall be entitled to (i) retain copies of the Business Records to the extent they are in the public domain or for so long as required by applicable Law, Order, Contract or document retention policy, and (ii) redact from the Business Records (or otherwise render inaccessible to the Purchaser) any information that is not exclusively related to the Business prior to delivery to the Purchaser (to the extent that such redaction does not impair any information related to the Business contained in the Business Records), provided further, that certain computer data that constitutes Business Records will be transferred to the Purchaser pursuant to the terms of the Transition Services Agreement and the Separation and Conversion Plan (as defined in the Transition Services Agreement). Notwithstanding the foregoing, and subject to Section 10.5, Seller and its Affiliates shall not be obligated to erase electronically stored copies of Business Records that have been saved to a back-up file in accordance with Seller’s ordinary electronic back-up practices.

(c) The following Liabilities are the Assumed Liabilities:

(i) Contracts. All Liabilities under the Assumed Contracts whether arising prior to, on or after the Closing Date (including, for the avoidance of doubt, Liability arising out of the (A) the Assumed Shared Contracts being assumed by L&W in accordance with Section 10.7(a) or (B) the Replicated Contracts being assumed by L&W in accordance with Section 10.7(b), whether arising prior to, on or after the Closing Date).

(ii) RESERVED.

(iii) RESERVED.

(iv) Employment. The Liabilities:

(A) for medical and prescription drug claims incurred by Employees and former employees of the Acquired Companies prior to the Closing Date, but not yet reported as of the Closing Date, under the USG Selectbenefits Program;

(B) for the retention, “change of control,” “success” or other payments due or which will become due pursuant to the items set forth on Schedule 1.2(c)(iv)(B); and

(C) for bonuses for calendar year 2016 that become payable to the Employees on Schedule A-6 under the Year 2016 Annual Profit Achievement Incentive Program, USG Corporation and the Year 2016 Annual Management Incentive Program, USG Corporation.

(v) Litigation. Except with respect to the Specified Legal Proceedings, all Liabilities in connection with any Legal Proceeding against the Seller or its Affiliates to the extent related to or arising out of the Business or any Acquired Asset (including in connection with any indemnification, warranty or other obligation under any Assumed Contract), whether arising on, prior to or after the Closing Date. With respect to Liabilities in connection with any such Legal Proceeding against both the Seller or its Affiliates and any of the Acquired Companies, the Parties agree to equitably apportion such Liabilities amongst the Parties.

(vi) Scheduled Assumed Liabilities. Any of the Liabilities listed on Schedule 1.2(c)(vi) of the Seller Disclosure Schedule.

ARTICLE 2

PURCHASE PRICE; CLOSING

2.1. Purchase Price.

(a) The aggregate purchase price for the Shares to be paid to the Seller hereunder at the Closing will be calculated as follows: (i) $670,000,000 in cash, plus (ii) the Estimated Closing Working Capital Surplus, if any, minus (iii) the Estimated Closing Working Capital Deficiency, if any (the “Closing Purchase Price”).

(b) At the Closing, the Purchaser will pay the Closing Purchase Price to the Seller by wire transfer of immediately available funds to an account or accounts designated in writing by the Seller no later than two Business Days prior to the Closing.

2.2. Closing. The Parties agree to conduct the closing of the transactions contemplated by this Agreement (the “Closing”) (all such transactions, together with the transactions contemplated by the other Transaction Agreements, being referred to herein as the “Contemplated Transactions”) at the offices of Jones Day, 77 West Wacker Drive, Chicago, Illinois at 10:00 AM (Central Time) (or at such other place as the Parties may designate in writing), on October 31, 2016; provided that if the conditions precedent to the Closing (other than those conditions that by their terms or nature are to be satisfied at the Closing) are not satisfied or waived by October 26, 2016, then on the last day of the next fiscal month of the Seller in which the Marketing Period has ended and the satisfaction or waiver of all conditions precedent to the Closing listed in Article 6 occurs (at least three Business Days prior to the end of such month) other than those conditions that by their nature are to be satisfied at the Closing (the “Closing Date”). The effective time of the Closing for tax, operational and all other matters will be deemed to be 11:59 PM (Central Time) on the Closing Date (the “Effective Time”).

2.3. Closing Deliveries. At the Closing, the following actions will take place, all of which will be deemed to have occurred simultaneously, and no action will be deemed to have been completed or any document delivered until all such actions have been completed and all required documents delivered, unless waived by the relevant party for whose benefit such action should have been completed or such document should have been delivered:

(a) The Seller will deliver, or will cause to be delivered, to the Purchaser all instruments, duly executed, or other items which are required by the terms hereof to be delivered at the Closing, including:

(i) stock certificates representing the Seller’s ownership of the Shares, duly endorsed in blank or accompanied by stock transfer powers;

(ii) the Transition Services Agreement;

(iii) the Headquarters Sublease Agreement;

(iv) the Supply Agreement;

(v) a certification from the Seller satisfying the requirements of Treasury Regulation Section 1.1445-2(b)(2), dated as of the Closing Date, in form and substance reasonably acceptable to the Purchaser, confirming that the Seller is not a foreign Person;

(vi) a certificate signed by an officer of the Seller as required by Section 6.3(e); and

(vii) all such other agreements and other instruments as the Purchaser may reasonably request or as may be otherwise legally necessary to evidence and effect the Contemplated Transactions.

(b) The Purchaser will deliver, or will cause to be delivered, to the Seller all instruments, duly executed, or other items which are required by the terms hereof to be delivered at the Closing, including:

(i) an amount equal to the Closing Purchase Price pursuant to Section 2.1(b);

(ii) the Transition Services Agreement;

(iii) the Headquarters Sublease Agreement;

(iv) the Supply Agreement;

(v) a certificate signed by an officer of the Purchaser as required by Section 6.2(e); and

(vi) all such other agreements and other instruments as the Seller may reasonably request or as may be otherwise legally necessary to evidence and effect the Contemplated Transactions.

2.4. Closing Estimate Certificate. Not less than three Business Days prior to the Closing Date, the Seller will prepare (giving effect to its obligations set forth in Section 5.14) and deliver to the Purchaser a certificate (the “Closing Estimate Certificate”) setting forth, in reasonable detail the Seller’s good faith estimate of (a) the Closing Working Capital as of the Effective Time (the “Estimated Closing Working Capital”) and the amount of any Estimated Closing Working Capital Surplus or Estimated Closing Working Capital Deficiency and (b) the Seller’s calculation of the Closing Purchase Price. The amount, if any, by which the Estimated Closing Working Capital exceeds the Target Closing Working Capital is referred to herein as the “Estimated Closing Working Capital Surplus.” The amount, if any, by which the Estimated Closing Working Capital is less than the Target Closing Working Capital is referred to herein as the “Estimated Closing Working Capital Deficiency.” The Closing Estimate Certificate shall be based upon the records of the Business and other information then available and the Seller shall cooperate in good faith following delivery of the Closing Estimate Certificate to answer questions with respect to the Closing Estimate Certificate (provided that such questions shall in no way affect the timing of the Closing).

2.5. Post-Closing Adjustment.

(a) Within 45 days after the Closing Date (unless the Closing Date occurs in the third month of a fiscal quarter, in which case within 75 days after the Closing Date), the Purchaser will prepare and deliver to the Seller a statement (the “Closing Statement”) setting forth, in reasonable detail, the Purchaser’s calculation of (i) the Closing Working Capital as of the Effective Time and (ii) the Purchaser’s calculation of the Closing Purchase Price.

(b) During the 30-day period following delivery of the Closing Statement to the Seller, the Purchaser will provide the Seller with reasonable access during normal business hours and upon reasonable notice to the books and records and personnel of the Purchaser and the Acquired Companies to enable the Seller to evaluate the accuracy of the Closing Statement. If the Seller disagrees with the determination of any component of the Closing Statement calculations, then the Seller will notify the Purchaser in writing (an “Objection Notice”) of such disagreement within 30 days after delivery of the Closing Statement, which Objection Notice will describe the nature of any such disagreement in reasonable detail, including the Seller’s alternative calculation for each disputed component. If the Seller does not deliver an Objection Notice to the Purchaser within such 30-day period, then the Closing Statement and the calculation of the Closing Working Capital set forth therein will be conclusive and binding upon the Parties.

(c) If the Purchaser and the Seller are unable to resolve all disagreements set forth in any Objection Notice within 15 days after delivery to the Purchaser, then such disagreements will be resolved by BDO USA, LLP (the “Independent Accounting Firm”). The scope of the review by the Independent Accounting Firm shall be limited to (i) a determination of whether the Final Closing Working Capital related to the unresolved disagreements identified in the Objection Notice was prepared based on and consistent with the methodology and line items set forth in Schedule A-4 (and that each of the accounts set forth on Schedule A-4 are calculated in accordance with GAAP) and applied in a manner consistent, through all relevant periods, with the preparation of the Seller Financial Statements as to accounting methods, policies, practices and procedures, with consistent classifications, judgments and estimation methodologies (except to the extent expressly modified by Schedule A-4), (ii) based on its determinations of the matters described in clause (i), a final calculation of the Final Closing Working Capital and (iii) an allocation of its fees and expenses pursuant to the methodology prescribed by this Section 2.5(c). The Independent Accounting Firm is not to make or be asked to make any determination other than as set forth in the previous sentence. If BDO USA, LLP is not willing to serve as the Independent Accounting Firm, then the Seller and the Purchaser will each submit to the other Party’s independent auditor the name of a nationally recognized (in the United States) accounting firm (excluding either Party’s independent auditor), and the Independent Accounting Firm will be selected by lot from these two firms by the independent auditors of the Parties. Any fees and expenses relating to the engagement of the Independent Accounting Firm in respect of its services pursuant to this Section 2.5(c) will be allocated between the Seller and the Purchaser such that the amount paid by the Seller bears the same proportion that the aggregate Dollar amount unsuccessfully disputed by the Seller bears to the total Dollar amount for the disputed items that were submitted for resolution to the Independent Accounting Firm, and the Purchaser will pay the balance; all other fees, expenses and costs incurred by the Seller or the Purchaser in implementing the provisions of this Section 2.5(c) will be borne by the Seller or the Purchaser, respectively. The Independent Accounting Firm will be instructed to use Reasonable Efforts to perform its services within 20 days of submission of the dispute to it and, in any case, as promptly as practicable after such submission. Following the resolution of the dispute and determination by the Independent Accounting Firm, which will be final and binding on all Parties, the Closing Statement and the Final Closing Working Capital reflected thereon will be prepared by the Parties based on such determination of the Independent Accounting Firm.

(d) If the Closing Working Capital as finally determined pursuant to Section 2.5(b) or Section 2.5(c), as applicable (the “Final Closing Working Capital”), differs from the corresponding estimated figures set forth in the Closing Estimate Certificate and used in the calculation of the Closing Purchase Price paid at the Closing, then the Closing Purchase Price will be recalculated using such final figures in lieu of such estimated figures and the following adjustment (the “Post-Closing Adjustment”) to the Closing Purchase Price will be made:

(i) If the Closing Purchase Price as recalculated pursuant to this Section 2.5 is greater than the Closing Purchase Price paid at Closing, the Purchaser will pay, or cause to be paid, to the Seller the amount of such excess.

(ii) If the Closing Purchase Price as recalculated pursuant to this Section 2.5 is less than the Closing Purchase Price paid at Closing, the Seller will pay, or cause to be paid, to the Purchaser the amount of such shortfall.

(iii) After the final determination of the Final Closing Working Capital and Closing Purchase Price in accordance with this Section 2.5, the Purchaser or the Seller, as the case may be, will make payment to the other by wire transfer in immediately available funds of the amount of the Post-Closing Adjustment as determined pursuant to the preceding subsections in accordance with Section 11.14.

2.6. Purchase Price Allocation. If the Purchaser elects pursuant to Section 9.8 to make a Section 338(h)(10) Election, the Purchaser and the Seller agree that all amounts properly treated as purchase price for the Purchased Shares for U.S. federal income tax purposes shall be allocated among the Assets of the Acquired Companies in accordance with Section 338 of the Code and the Treasury Regulations thereunder. Within four months following the final determination of the Final Closing Working Capital, the Purchaser shall prepare and deliver to the Seller an allocation of the Closing Purchase Price (including, for the avoidance of doubt, Assumed Liabilities) (the “Purchase Price Allocation”). The Purchase Price Allocation shall be prepared in accordance with applicable Law, including in accordance with Sections 1060 and 338 of the Code and the Treasury Regulations promulgated thereunder (and any similar Law, as appropriate). The Purchase Price Allocation shall be final and binding on all parties unless, within 60 days after delivery thereof to the Seller, the Seller delivers a written notice to the Purchaser of its objections to the Purchase Price Allocation. The Seller and the Purchaser shall use their Reasonable Efforts to resolve any disputed items. If the Seller and the Purchaser cannot come to mutual agreement on the Purchase Price Allocation, the matter shall be resolved in accordance with substantially identical procedures as set forth for the resolution of disputes in Section 2.5(c). If the Seller raises no objection to the Purchase Price Allocation or if all disputed items are resolved, such Purchase Price Allocation (the “Final Allocation Schedule”) shall be binding on all parties for all Tax purposes, and the Purchaser, the Company, and the Seller shall report, act, and file Tax Returns (including, but not limited to, IRS Forms 8023, 8883, and 8594, as applicable) in all respects and for all purposes consistent with the Final Allocation Schedule. The Purchaser shall prepare and deliver to the Seller from time to time revised copies of such Final Allocation Schedule so as to report any matters on the Final Allocation Schedule that need updating. Neither the Purchaser nor the Seller Group shall, nor shall they permit their respective Affiliates to, take any position inconsistent with the Final Allocation Schedule on any applicable Tax Return or in any proceeding before any Tax authority. In the event that the Final Allocation Schedule is disputed by any Taxing authority, the Seller (if any Seller receives notice of such dispute) or the Purchaser (if the Acquired Companies or the Purchaser receives notice of such dispute) will promptly notify the other, and the Seller and the Purchaser will consult in good faith as to how to resolve such dispute in a manner consistent with such allocation.

2.7. Withholding. Notwithstanding any other provision of this Agreement, the Purchaser and the Acquired Companies shall be entitled to deduct and withhold from the amounts payable pursuant to this Agreement such amounts as may be required to be deducted and withheld under the Code, or under any provision of state, local or foreign Law related to Taxes and to request any reasonably necessary Tax forms including Form W-9 or any similar information for the purpose of determining whether such withholding is required. The applicable payor shall use good faith efforts to provide the applicable payee with notice of such payor’s intention to withhold at least five Business Days prior to any such withholding and each such payor and payee shall use commercially reasonable efforts to resolve any dispute regarding whether such withholding is required or otherwise minimize any such Taxes. In the event amounts are so withheld and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth on the Seller Disclosure Schedules, the Seller represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that the statements set forth in this Article 3 are true and correct.

3.1. Corporate Organization.

(a) Each member of the Seller Group is a Business Entity duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization, and has full power and authority to carry on its business as now conducted. Each member of the Seller Group is duly qualified to conduct business and, to the extent legally applicable, is in good standing under the Laws of each jurisdiction where the properties owned, leased or operated by each Acquired Company or the nature of its activities requires it to be so qualified, except for jurisdictions where the failure to be so qualified or in good standing could not reasonably be expected to have a Material Adverse Effect. Each member of the Seller Group has all organizational power and authority required to carry on its operations, if any, and own its Assets, to the extent related to the Business.

(b) Each Acquired Company is a Business Entity that is duly incorporated or organized, validly existing, and, to the extent applicable in its jurisdiction of incorporation or organization, in good standing under the Laws of its jurisdiction of incorporation or organization, and is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction where the nature of its activities requires it to be so qualified, except for jurisdictions where the failure to be so qualified or in good standing could not reasonably be expected to have a Material Adverse Effect. Each Acquired Company has all organizational power and authority required to carry on its operations, if any, and own its Assets.

3.2. Capitalization; Ownership.

(a) Schedule 3.2(a) of the Seller Disclosure Schedule sets forth (i) the name and jurisdiction of incorporation or organization of each Acquired Company, (ii) the authorized and outstanding capital stock or other ownership interests of each Acquired Company, and (iii) the holder of record of all of the outstanding shares, membership interests or other equity interests of each Acquired Company, in each case, free and clear of any Encumbrance or any other restriction on the right to vote, sell or otherwise dispose of such shares, membership interests or other equity interests. All of the issued and outstanding shares of capital stock, membership interests or other equity interests of each Acquired Company have been duly authorized, and are validly issued, fully paid and nonassessable, and have not been issued in violation of any preemptive rights, rights of first refusal or similar rights. The Shares constitute all of the issued and outstanding capital stock, membership interests or other equity interests of L&W. There are no authorized or outstanding shares of capital stock, membership interests or other equity interests of any Acquired Company, or securities convertible into or exchangeable for such shares, membership interests or equity interests, and no options, warrants, rights, agreements or commitments to which any Acquired Company is a party or which are binding upon such Acquired Company providing for the issuance or redemption of any shares of such Acquired Company’s capital stock, membership interests or other equity interests, or securities convertible into or exchangeable for such shares, membership interests or equity interests. Except as set forth on Schedule 3.2(a), no Acquired Company has any Subsidiaries.

(b) Upon the Closing and payment in full of the Closing Purchase Price, good and valid title to the Shares will pass to the Purchaser, free and clear of all Encumbrances.

3.3. Authorization. The Seller has, and each member of the Seller Group, as applicable, will have at the Closing, all power and authority it requires to execute, consummate the transactions contemplated by and perform its respective obligations under the Transaction Agreements to which it is a party and to consummate the Contemplated Transactions. Each Transaction Agreement, when delivered to the Purchaser, will be duly and validly executed by the applicable member of the Seller Group and assuming the due authorization, execution and delivery by the other parties thereto, each Transaction Agreement will be a valid and binding obligation of each member of the Seller Group that is a party thereto, enforceable against such member of the Seller Group in accordance with its terms, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief or other equitable remedies.

3.4. No Conflict. The execution, delivery and performance by each member of the Seller Group of the Transaction Agreements to which it is party and the consummation by each such member of the Seller Group of the Contemplated Transactions, as applicable, do not and will not, as applicable, (a) conflict with or violate any provision of the Seller’s or any Acquired Company’s certificate of incorporation or bylaws (or the equivalent organizational documents of the applicable member of the Seller Group and the applicable Acquired Company), each as amended to date, (b) require any member of the Seller Group or any

Acquired Company to make any filing with, or obtain any Permit, consent or approval of, any Governmental Entity, except (i) for the requirements of the HSR Act and any Antitrust Laws of jurisdictions outside the United States (if and to the extent any of the foregoing Laws may apply), and (ii) where the failure to obtain such Permit, consent or approval, or to make such filing, would not prevent or materially delay the consummation by the Seller Group of the Contemplated Transactions, or the performance by the Seller Group of any of its obligations under the Transaction Agreements, (c) other than as set forth in Schedule 3.4 of the Seller Disclosure Schedule, result in a breach or default under, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice to consent or waiver under, any Material Contract, in any case with or without due notice or lapse of time, or both, (d) other than as set forth in Schedule 3.4 of the Seller Disclosure Schedule, result in the imposition of any Encumbrance upon the Shares or any Acquired Asset or (e) violate in any material respect any Law or Order applicable to the Seller Group (to the extent it relates to the Contemplated Transaction), the Business or any Acquired Company.

3.5. Financial Matters.

(a) Schedule 3.5(a) of the Seller Disclosure Schedule sets forth (i) a consolidated unaudited balance sheet of L&W and its Subsidiaries dated as of June 30, 2016 (such balance sheet, including the applicable notes, principles and other descriptions referenced on such Schedule 3.5(a), the “Most Recent Balance Sheet”) and the related consolidated unaudited statement of operations for the six months then-ended, and (ii) the consolidated audited balance sheets of L&W and its Subsidiaries dated as of December 31, 2015 and as of December 31, 2014 and the related consolidated audited statements of operations, cash flows and changes in net parent investment for each of the three years in the period ended December 31, 2015 (collectively, the documents referred to in the immediately preceding clauses (i) and (ii), the “Business Financial Statements”). The Business was not conducted on a stand-alone basis during the periods indicated in the Business Financial Statements, and the Business Financial Statements were prepared solely for the purpose of this Agreement. The Business Financial Statements (A) have been prepared in accordance with GAAP, except that the unaudited statements for the six-month period ended June 30, 2016 are subject to normal year-end adjustments and include all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented, and (B) do not contain all of the footnotes or other presentation items otherwise required by GAAP. The Business Financial Statements present fairly, in all material respects, the financial position of the Acquired Companies and the results of their operations and cash flows in accordance with GAAP as of the dates and for the periods indicated; provided, that the Business Financial Statements include allocations of expenses from the Seller which may not be reflective of the actual level of costs which would have been incurred had the Acquired Companies operated as a separate entity apart from the Seller. Since the date of the Most Recent Balance Sheet, there has not been any event that has had, or would reasonably be expected to result in, a Material Adverse Effect.

(b) Except as set forth on Schedule 3.5(b) of the Seller Disclosure Schedules and except as, and to the extent, reflected or reserved against in the Business Financial Statements (including the notes thereto), there are no Liabilities related to the Business, except for Liabilities: (i) incurred in connection with the Contemplated Transactions (including all Liabilities assumed by L&W pursuant to Section 1.2(a)); or (ii) incurred in the Ordinary Course since the date of the Most Recent Balance Sheet.

(c) Since the date of the Most Recent Balance Sheet, neither the Seller nor any member of the Seller Group has caused any of the Acquired Companies to incur, assume, guarantee or otherwise become subject to any Liability that was not related primarily to and incurred in connection with the conduct of the Business in the Ordinary Course.

3.6. Tax Matters.

(a) All Tax Returns required to have been filed by each Acquired Company have been timely filed (taking into account any extension of time to file granted or obtained) and all such Tax Returns are complete and correct in all material respects and have been prepared in substantial compliance with applicable Law, and all Taxes due and payable by the Acquired Companies (whether or not such Taxes are shown or required to be reported on a Tax Return) have been timely paid to the appropriate taxing authority.

(b) No deficiency for any amount of Tax has been asserted or assessed by a Governmental Entity, or to the Seller’s Knowledge, claimed or proposed, against any Acquired Company that has not been satisfied by payment, settled or withdrawn, and there are no Encumbrances for Taxes (other than liens for Taxes that are not yet due and payable) on any Acquired Asset or any Asset of any Acquired Company.

(c) Except as set forth on Schedule 3.6(c) of the Seller Disclosure Schedules, there are no ongoing audits, assessments, investigations or examinations by any taxing authority in respect of Taxes attributable to the Acquired Companies, and no Acquired Company has been notified by any taxing authority that any such action is contemplated or pending.

(d) Except as set forth on Schedule 3.6(d) of the Seller Disclosure Schedules, no waiver or extension of any statute of limitations is in effect with respect to Taxes that has been executed by or on behalf of the Acquired Companies. None of the Acquired Companies is a party to or bound by any Tax allocation, Tax sharing, or Tax indemnity agreement.

(e) No Acquired Company is or has been a party to any “listed transaction” as defined in Code Section 6707A and Treasury Regulation Section 1.6011-4.

(f) No Acquired Company nor the Purchaser or any of its Affiliates is required to include any item of income in, or exclude any item of deduction from, taxable income in a Taxable period (or portion thereof) ending after the Closing Date that is attributable to: (i) a change in (or improper use of) accounting method with respect to any Pre-Closing Period; (ii) a written agreement with a Governmental Entity; (iii) an installment sale or open transaction disposition made on or before the Closing Date; (iv) a “closing agreement” as described in Code Section 7121 of the Code (or any similar Tax Law); (v) an election under Section 108(i) of the Code (or any similar Tax law); or (vi) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date.

(g) No Acquired Company has distributed the stock of any corporation or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code since January 1, 2013.

(h) No Claim has ever been made by an authority in a jurisdiction where any Acquired Company does not file a Tax Return that such Acquired Company is or may be subject to taxation by that jurisdiction.

(i) No Acquired Company is subject to Tax in any country other than the country of its incorporation or formation by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that country.

(j) No Acquired Company is liable for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a transferee or successor, by Contract (other than by Contract entered into in the Ordinary Course, the principal purpose of which does not relate to Taxes), or otherwise, other than with respect to any consolidated, combined or unitary group of which Seller is the common parent.

(k) No power of attorney has been executed with respect to any Taxes owed by any Acquired Company that is currently in force.

(l) To the Seller’s Knowledge, each Acquired Company has properly (i) collected and remitted sales and similar Taxes with respect to all material sales made to its customers and (ii) for all material sales that are exempt from sales and similar Taxes and that were made without charging or remitting sales or similar Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale as exempt.

(m) No Acquired Company has ever used the cash method of accounting for Tax purposes.

3.7. Assets; Sufficiency of Assets.

(a) Other than (i) with respect to real property matters (which are exclusively addressed in Section 3.15), (ii) as set forth on Schedule 3.7(a) of the Seller Disclosure Schedule, and (iii) record notices filed by lessors of operating equipment leased by the Acquired Companies, each Acquired Company has good, and valid title to, or a valid leasehold interest in, all of its Assets, free and clear of any Encumbrance. Other than as set forth on Schedule 3.7(a) of the Seller Disclosure Schedule, the tangible Assets of the Acquired Companies are free from defects in all material respects, have been maintained in accordance with normal practice of the Business and are in good operating condition and repair (subject to normal wear and tear and repairs and maintenance in process or otherwise due to be made in the Ordinary Course).

(b) At the Closing, the Assets, including the Owned Real Property (including all buildings, structures, improvements, fixtures, building systems and equipment, paving, and all components thereof), Company Intellectual Property and Company Systems

(without the payment of any additional amounts or consideration to any third party with respect thereto arising from the consummation of the Contemplated Transactions, but excluding any amounts payable pursuant to the Transition Services Agreement), in each case owned by the Acquired Companies and the Leased Real Property, together with (i) the Assets and rights identified on Schedule 3.7(b) of the Seller Disclosure Schedule, (ii) the services and rights to be provided pursuant to the Transition Services Agreement (assuming the Purchaser accepts all rights and services offered by Seller in connection with finalizing Annex A and Annex B to the Transition Services Agreement pursuant to Section 10.1(b) and the Headquarters Sublease Agreement and (iii) the licenses set forth in Section 10.14(a)), constitute all of the Assets necessary to permit the Purchaser and the Acquired Companies to conduct the Business following the Closing in substantially the same manner as it has been conducted by the Seller and its Affiliates since June 30, 2016.

3.8. Intellectual Property.

(a) Schedule 3.8(a) of the Seller Disclosure Schedule sets forth a true and complete list of all Intellectual Property Rights that are Registered and either owned by or in the name of the Acquired Companies or included in the Transferred IP (“Registered Company Intellectual Property”) and all material Software owned by the Acquired Companies, in each case identifying, as of the extent applicable, the record owner, registration number, registration or issue date, and application number and application date. The Acquired Companies are, or as of the Closing will be, the sole and exclusive owners of all right, title and interest in and to the Company Intellectual Property, free and clear of any Encumbrance. Except as noted in Schedule 3.8(a) (for pending registrations), all of the Company Intellectual Property is subsisting and in full force and effect and, to the Seller’s Knowledge, valid and enforceable. To the Seller’s Knowledge, no loss or expiration of any Company Intellectual Property is threatened or pending.

(b) As of the date of this Agreement, a member of the Seller Group is, and, as of the Closing, subject to Sections 10.6 and 10.14(b), L&W will be, the owner of all right, title and interest in and to the Transferred IP, free and clear of any Encumbrance. As of the date of the Closing, subject to Section 10.6, no member of the Seller Group will own or have any right, title, or interest in or to any Transferred IP.

(c) Neither the operation of the Business nor the use of the Company Intellectual Property in connection therewith infringes, misappropriates, or otherwise violates, or has, since January 1, 2013, infringed, misappropriated, or otherwise violated, the Intellectual Property Rights of any other Person and there is no Legal Proceeding pending or, to the Seller’s Knowledge, threatened against the Seller or any of its Affiliates (including the Acquired Companies) alleging the foregoing. No Legal Proceeding is pending or, to the Seller’s Knowledge, threatened regarding the validity, enforceability, patentability, ability to register, use, ownership, or scope of any Company Intellectual Property. Except as set forth on Schedule 3.8(c), since January 1, 2013, neither the Seller nor any of its Affiliates (including the Acquired Companies) has brought or threatened to bring any Legal Proceedings relating to the infringement, misappropriation or violation by any other Person of any Company Intellectual Property and, to Seller’s Knowledge, no other Person is infringing, misappropriating or violating any Company Intellectual Property.

(d) Each of the Seller and its Affiliates (including the Acquired Companies) has taken reasonable steps to protect, preserve and maintain its rights in the Company Intellectual Property (including the confidentiality of all such trade secrets included therein). All Employees are subject to the confidentiality provisions of the Seller’s Code of Business Conduct.

(e) The Company Systems are functional, operate in a reasonable manner, and are adequate for the conduct of the Business as currently conducted. Each of the Seller and its Affiliates (including the Acquired Companies) has taken reasonable precautions to protect the confidentiality, integrity, and security of the Company Systems and all confidential information stored or contained therein or transmitted thereby from any theft or unauthorized use, access, interruption or modification by any Person. To the Seller’s Knowledge, since January 1, 2013 there has been no actual or alleged security breach of or unauthorized use, access, or intrusion of any Company System or loss, theft, or unauthorized access or disclosure of, any sensitive data, including payment card information and personally identifiable information. Each of the Seller and its Affiliates has complied in all material respects with all policies, procedures, and contractual obligations applicable to the protection and security of sensitive data, including payment card information and personally identifiable information, and all requirements contained in the Payment Card Industry Data Security Standards, all regulations of the credit card industry and its member banks, and all other applicable industry standards having to do with the collection, storage, processing, and disposal of payment card information and personally identifiable information.

3.9. Legal Compliance. Since January 1, 2013, the conduct and operation of the Business is and has been in material compliance with each Law that is applicable to the Business or the Acquired Companies. Except as disclosed on Schedule 3.9, since January 1, 2013 neither the Seller nor any of its Affiliates has received any written notice of any material violation of Law (including with respect to the Foreign Corrupt Practices Act of 1977, the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”) or other similar Laws) with respect to the Business or the Acquired Companies.

3.10. Permits. The Acquired Companies hold all Permits required under applicable Law for the operation of the Business, all of which are valid and in effect, and each Acquired Company, as applicable, is in compliance with the terms of such Permits in all material respects.

3.11. Contracts.

(a) Schedule 3.11(a) of the Seller Disclosure Schedule lists each of the following Contracts of the Seller Group and the Acquired Companies, in each case which are related to the Business and which have continuing rights or obligations (collectively, the “Material Contracts”):

(i) all Contracts (other than purchase orders that are consistent in all material respects with the standard terms and conditions of the Acquired Companies set forth on Schedule 3.11(a)(i)(1) of the Seller Disclosure Schedule) for the sale of

Products, the provision of Services or volume discounts, in each case relating to the Business and entered into between a member of the Seller Group or an Acquired Company, on the one hand, and each of the Material Customers or any Governmental Entity, on the other hand;

(ii) all Contracts (other than purchase orders that are consistent in all material respects with the standard terms and conditions of the Acquired Companies set forth on Schedule 3.11(a)(ii)(1)) of the Seller Disclosure Schedule) for volume discounts or the purchase of direct materials, supplies or equipment, in each case relating to the Business and entered into between a member of the Seller Group or an Acquired Company, on the one hand, and each of the Material Suppliers, on the other hand;

(iii) all Contracts for which any Acquired Company will have any Liability after the Closing relating to Indebtedness;

(iv) all Contracts that (A) limit or purport to limit the ability of the Acquired Companies to compete in any line of business or with any Person or in any geographic area or during any period of time, (B) that grant any Person “most favored nation” pricing or exclusive rights with respect to any Products or Services sold by the Acquired Companies or (C) that limit or purport to limit the ability of the Business to solicit or employ any Persons in any geographic area or during any period of time;

(v) all Contracts pursuant to which the Acquired Companies are bound by any “take or pay” obligations or minimum purchase commitments;

(vi) all Contracts relating to the use, creation, licensing, enforcement, or development of Intellectual Property Rights that is material to the operation of the Business, in each case other than (A) non-disclosure agreements entered into in the Ordinary Course and (B) any Contracts related to the Seller Group’s use of commercially available Software;

(vii) all Contracts for the engagement of any Employee for annual compensation in excess of $75,000 unless cancellable by the applicable Acquired Company or member of the Seller Group upon less than 30 days’ notice without penalty or acceleration of any compensation;

(viii) all Contracts that are settlement, conciliation, or similar agreements with any Governmental Entity or that impose any payment or other material obligation upon the Acquired Companies;

(ix) all Contracts with respect to any Affiliate Transaction;

(x) all lease Contracts (including any sale leaseback arrangement) with future payment obligations greater than $50,000 in any one calendar year, but excluding all Leases;

(xi) all partnership, joint venture, profit sharing or limited liability company agreements and any other similar Contracts relating to the Business; and

(xii) all Contracts that relate to the acquisition or disposition of any business (whether by merger, sale of stock, sale of Assets or otherwise).

(b) The Seller has made available to the Purchaser true and complete copies of each of the Material Contracts. No Acquired Company or member of the Seller Group that is party thereto is alleged to be in default in any material respect of any Material Contract, and to the Seller’s Knowledge there exists no event, occurrence, condition or act with respect to the Acquired Companies or member of the Seller Group, or, with respect to the other contracting party which, with the giving of notice or the lapse of time, would become a default in any material respect under any Material Contract. Each Material Contract is enforceable against (x) the applicable member of the Seller Group party thereto, if any, (y) the applicable Acquired Company party thereto (including, as of the Closing, any Material Contracts acquired by the Acquired Companies pursuant to Section 1.2(a)) and (z) to the Seller’s Knowledge, the other parties thereto, in each case in accordance with its terms subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of Law governing specific performance, injunctive relief or other equitable remedies.

3.12. Legal Proceedings. Except as set forth on Schedule 3.12 of the Seller Disclosure Schedule, there are no Legal Proceedings pending or, to the Seller’s Knowledge, threatened by or against any member of the Seller Group which questions or challenges the validity of this Agreement or the ability of the Seller Group to consummate any of the Contemplated Transactions. Except as set forth on Schedule 3.12 of the Seller Disclosure Schedule, there are no Legal Proceedings pending or, to the Seller’s Knowledge, threatened by or against any Acquired Company, except Legal Proceedings that do not seek affirmative relief against any Acquired Company other than the foreclosure of a Lien or that is a request for information or documents, subpoena or similar legal process. Except as set forth on Schedule 3.12 of the Seller Disclosure Schedule, no Acquired Company or member of the Seller Group is subject to any outstanding Order or ruling of, or settlement issued or approved by, any court or other Governmental Entity that would reasonably be expected to adversely impact the operation of the Business.

3.13. Employee Matters.

(a) Schedule 3.13(a)(i) of the Seller Disclosure Schedule sets forth all collective bargaining agreements and other Contracts with any labor organization (each, a “Labor Agreement”) by which the Acquired Companies or the Business are bound. There are, and since January 1, 2013 have been, no pending strikes, slowdowns, work stoppages, lockouts, or other material labor disputes by or with respect to any Employees. Except as set forth on Schedule 3.13(a)(ii) of the Seller Disclosure Schedule, to the Seller’s Knowledge, there are, and since January 1, 2013, have been no union organizing activities with respect to any Employees. The Acquired Companies have satisfied any obligations under applicable labor Laws with respect to Represented Employees regarding the consummation of the Contemplated Transactions. Since January 1, 2013, no Seller Group or Acquired Company has committed an unfair labor practice with respect to current or former employees of the Business or Acquired Companies. There is no Employee performing services for the Business or the Acquired Companies who is located or performing such services outside the United

States and the Acquired Companies have no Liabilities under or with respect to any benefits or compensation plans, programs, policies, agreements or arrangements, including those that may be mandated by applicable Law, with respect to Employees or other Persons who are located outside the United States and performing services for the Seller or any of its Affiliates.

(b) Each member of the Seller Group and each Acquired Company is, and since January 1, 2013 has been, in material compliance with all Laws applicable to the employment of the labor including Laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination, wage and hour, withholding of payroll taxes, immigration, worker safety, or other similar employment activities. The Seller Group and each Acquired Company have paid all wages, salaries, wage premiums, commissions, bonuses, fees, and other compensation which have come due and payable to their current and former employees under applicable Law, Contract or company policy; and no member of the Seller Group or the Acquired Companies is liable for any fines, taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

(c) There are no Legal Proceedings pending or, to the Seller’s Knowledge, threatened, between the Seller or any of its Affiliates (including the Acquired Companies) and any Employee that would reasonably be expected to create a Liability of the Seller or any Acquired Company.

(d) Since January 1, 2013, no member of the Seller Group with respect to the Business or the Acquired Companies has implemented any employee layoffs that could implicate the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable Law, and no such events are currently planned, anticipated or announced. As of the date of this Agreement, to the Seller’s Knowledge, no officer of the Acquired Companies who is an Employee: (i) has provided written notice of intent to terminate his or her employment within the first twelve months following the Closing Date, or (ii) is a party to any confidentiality, non-competition, proprietary rights or other such agreement that would materially restrict the performance of such employee’s employment duties, or the ability of any of the Business or Acquired Companies to conduct its business.

(e) Schedule 3.13(e) of the Seller Disclosure Schedule contains a true and complete list of each Employee Benefit Plan that is sponsored, maintained, contributed to or required to be contributed to by the Seller, any of its Affiliates (including the Acquired Companies) or any of their Controlled Group Members in which any of the Employees are eligible to participate and each Employee Benefit Plan with respect to which an Acquired Company has any Liability (collectively, the “Seller Plans”). Schedule 3.13(e) of the Seller Disclosure Schedule separately identifies those Seller Plans that are sponsored or maintained by an Acquired Company or with respect to which the Purchaser or any of its Affiliates (including after the Closing, any Acquired Company) will have any Liability following the Closing (the “Company Plans”). With respect to each Seller Plan, (i) the current summary plan descriptions and all summaries of material modifications thereto, as applicable, or comparable descriptions with respect to any Seller Plans not subject to ERISA, and (ii) the most recent favorable determination letter or opinion letter received from the Internal Revenue Service with respect to any Seller Plan that is a defined contribution plan intended to be qualified under Section 401(a) of the Code have been provided or made available to the Purchaser.

(f) None of the Acquired Companies has any Liability by reason of at any time being treated as a single employer under Section 414 of the Code with any other Person.

(g) No individual has a right to any gross up or indemnification from the Acquired Companies for any Taxes or penalties imposed by Section 409A of the Code.

(h) With respect to each “multiemployer plan” (as defined in Section 3(37) of ERISA) (each, a “Multiemployer Plan”) under which an Acquired Company has any Liability: (i) no unsatisfied withdrawal liability within the meaning of Title IV of ERISA (whether or not asserted by such Multiemployer Plan and whether for a partial or a complete withdrawal) has been incurred by any Acquired Company; (ii) no Acquired Company has received notice that any Multiemployer Plan has undergone or is expected to undergo a mass withdrawal or termination (or treatment of a plan amendment as termination); and (iii) all contributions (including installments) required to be made by any Acquired Company have been timely made.

(i) Each Seller Plan has been and is being established, maintained, funded, operated and administered in material compliance with its terms and the applicable provisions of ERISA, the Code, or other applicable Law, as well as in accordance with the requirements of any applicable Labor Agreements. The Seller has received a current favorable determination letter from the Internal Revenue Service with respect to each Seller Plan which is intended to meet the qualification requirements of Section 401(a) of the Code, nothing has occurred that could reasonably be expected to adversely affect the qualified status of each such Seller Plan, and each such Seller Plan has not been amended since the date of its most recent determination letter (nor has it failed to be timely amended or filed with the Internal Revenue Service) in any respect which could reasonably be expected to jeopardize the continuing validity of that determination letter, except for any amendment or failure to amend for which the applicable remedial amendment period has not ended. All contributions, distributions, accruals, reimbursements and premium payments due with respect to each Seller Plan have been timely made and all contributions, distributions, accruals, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued. The Seller, its Affiliates (including the Acquired Companies) and their Controlled Group Members have complied and are in compliance with the requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA and any similar state Law, as well as the requirements of the Patient Protection and Affordable Care Act, including any guidance issued thereunder (“PPACA”). There has been no prohibited transaction (as defined in Section 4975 of the Code or Section 406 of ERISA) or any breach of fiduciary duty (as determined under ERISA) with respect to any Seller Plan that would subject the Purchaser or any of its Affiliates (including, following the Closing, any of the Acquired Companies) to any Tax, Liability or penalty (civil or otherwise) imposed by applicable Laws. No Acquired Company has incurred, or is reasonably expected to incur, any Tax, penalty or other Liability imposed under PPACA.

(j) Except as set forth on Schedule 3.13(j) of the Seller Disclosure Schedule, neither the execution or delivery of this Agreement nor the consummation of the Contemplated Transactions, either alone or in combination with any other event, will entitle any Employee to any compensation or benefits or any other payment or benefit or accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due, to any such Employee by any Acquired Company.

(k) No Acquired Company is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G.

(l) Each Acquired Company has at all times (i) correctly classified those Persons performing services as common law employees, leased employees, independent contractors or agents of the applicable Acquired Company and (ii) complied with all reporting and record keeping requirements related thereto, including filing of Forms W-2 and 1099s (or other applicable forms).

3.14. Environmental Matters. Except as set forth on Schedule 3.14 of the Seller Disclosure Schedule, (a) each of the Acquired Companies and each member of the Seller Group (with respect to the Business) is, and since January 1, 2013, has been, in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining, maintaining and complying with all Permits required under Environmental Laws for the occupation of the Owned Real Property and Leased Real Property and the operation of the Business; (b) no Legal Proceeding is pending or, to the Seller’s Knowledge, threatened, and neither the Acquired Companies nor the Seller Group (with respect to the Business) has received any notice, report or other information, in each case that alleges a material breach, violation or Liability under Environmental Laws, including with respect to the presence, Release or exposure to Hazardous Materials; (c) none of the Acquired Companies nor any of their respective predecessors nor any member of the Seller Group (with respect to the Business) has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, Released or exposed any Person to any Hazardous Materials or owned or operated any property or facility contaminated by any Hazardous Materials so as to give rise to any Liability under applicable Environmental Laws; (d) neither this Agreement nor the consummation of this transaction that is the subject of this Agreement will result in any obligations pursuant to the New Jersey Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq. or the Connecticut Property Transfer Act, Conn. Gen. Stat. Sections 22a-134 et seq.; (e) none of the Acquired Companies nor any member of the Seller Group (with respect to the Business) has assumed, undertaken, or otherwise become subject to any material Liability of any other Person, or provided an indemnity with respect to any material Liability, relating to Environmental Laws; and (f) the Acquired Companies and the Seller have furnished to Purchaser all environmental audits, assessments and reports and other material documents which are in their possession, custody or control and which relate to material environmental, health or safety Liabilities, and in each case relating to (i) the Business or the Real Property or (ii) the past properties or facilities of the Acquired Companies to the extent (with respect to this clause (ii)) such audits, assessments reports and other documents have been prepared or received within the five years preceding the date of this Agreement or otherwise relate to unresolved environmental, health or safety Liabilities.

3.15. Real Property.

(a) Schedule 3.15(a) of the Seller Disclosure Schedule lists the street address, and current owner of each parcel of real property in which an Acquired Company has fee title interest (the “Owned Real Property”). Such current owner has good, valid and marketable title in fee simple to each applicable parcel of Owned Real Property, free and clear of any Encumbrance, with the legal description thereof as set forth in the applicable vesting deed referenced in Section 3.15(c)(i). Except as set forth on Schedule 3.15(a), no Acquired Company has leased or otherwise granted to any Person the right to use or occupy any Owned Real Property or any portion thereof. There are no outstanding options, rights of first offer or rights of first refusal to purchase any Owned Real Property or any portion thereof or interest therein. No Acquired Company is a party to any agreement to purchase any real property or interest therein. As of the date of this Agreement, all of the Owned Real Property, including all buildings, structures, improvements, fixtures, building systems and equipment, paving, and all components thereof, are in good condition and repair (subject to normal wear and tear and repairs and maintenance in process or otherwise due to be made in the Ordinary Course).

(b) Schedule 3.15(b) of the Seller Disclosure Schedule lists the street address, lessee, lessor and the title and date of each Lease (as defined below) of each parcel of real property that is leased by an Acquired Company (the “Leased Real Property”). The Seller has made available to the Purchaser true and complete copies of each real property lease (including all amendments, current or most recently effective extensions, current or most recently effective renewals and guaranties, and any other written Contract between landlord and tenant that would have a material impact on the rights of the parties to such real property lease, if any, with respect thereto) related to the Leased Real Property (collectively, the “Leases”). Except as set forth on Schedule 3.15(b) of the Seller Disclosure Schedule, there has not been any sublease or assignment entered into by any Acquired Company in respect of the Leased Real Property. Except as set forth on Schedule 3.15 (b) of the Seller Disclosure Schedule, with respect to each Lease, as of the date of this Agreement, the Acquired Company that is party thereto has not exercised nor given any notice of exercise of, nor has any lessor or landlord exercised or given any notice of exercise by such party of, any option, right of first offer or right of first refusal to lease real property contained in any such Lease to the extent such exercise or notice of exercise is not evidenced within the documentation made available to the Purchaser. With respect to each Lease, as of the date of this Agreement, the Acquired Company that is party thereto has not exercised nor given any notice of exercise of, any option, right of first offer or right of first refusal to purchase real property contained in any such Lease. Except as set forth on Schedule 3.15(b) of the Seller Disclosure Schedule, the rental rate set forth in each Lease is the actual rental rate being paid by the Acquired Company as of the date hereof, and, to the Seller’s Knowledge, there are no separate agreements or understandings with respect to the same. Except as set forth on Schedule 3.15(b) of the Seller Disclosure Schedule, with respect to each of the Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) no Acquired Company has received a notice of default under such Lease that remains uncured; (iii) (A) no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, under such Lease and (B) to the Seller’s Knowledge, no other party to such Lease is in breach or default under such Lease; (iv) the consummation of the Contemplated Transactions do not and will not result in a breach or default under, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice to consent or waiver under such Lease; and (v) as of the date of this Agreement, all of the real property related to such Lease, including all buildings, structures, improvements, fixtures, building systems and equipment, paving and all components thereof, are in good condition and repair in accordance with the requirements of the applicable Lease (subject to normal wear and tear and repairs and maintenance in process or otherwise due to be made in the Ordinary Course).

(c) Except as set forth on Schedule 3.15(c) of the Seller Disclosure Schedule, the Owned Real Property and the Leased Real Property (collectively, the “Real Property”) comprise all of the real property used in the Business. The Seller has made available to the Purchaser with respect to each Owned Real Property (i) a title commitment issued by Chicago Title Insurance Company together with hyperlinked copies of the vesting deeds and exception documents referenced therein and tax bills and assessment information, and (ii) copies of any existing title insurance policies and surveys in each case in Seller’s possession. To the Seller’s Knowledge, Seller does not have in its possession reports concerning the physical condition of the improvements on the Owned Real Property prepared on or after November 1, 2011.

3.16. Customers and Suppliers.

(a) Schedule 3.16(a) of the Seller Disclosure Schedule sets forth the top 50 customers of the Acquired Companies for Products and Services during the 12-month period ended December 31, 2015 based on the aggregate amount of revenue attributable to such customer for such period (the “Material Customers”) and the aggregate amount of revenue attributable thereto for such period. As of the date of this Agreement, no Material Customer has canceled, terminated or adversely modified, notified in writing any Acquired Company or any member of the Seller Group of any intention to cancel or otherwise terminate or adversely modify, its relationship with respect to the Business.

(b) Schedule 3.16(b) of the Seller Disclosure Schedule sets forth the suppliers that supplied more than $5,000,000 of Products and services to the Acquired Companies (or to the Seller Group for use in the Business) in the aggregate during the 12-month period ended December 31, 2015 (the “Material Suppliers”) and the aggregate amount of gross purchases made from such suppliers for such period. As of the date of this Agreement, no Acquired Company or member of the Seller Group has received any written notice from any Material Supplier stating that it intends to sell supplies, services, merchandise and other goods to the Business at any time after the Closing on terms and conditions materially less favorable to those used in its current sales to the Business, subject to price increases in the Ordinary Course.

3.17. Brokers’ Fees. No Acquired Company or member of the Seller Group has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions except fees which will be borne, directly or indirectly, entirely by the Seller and with respect to which the Purchaser and its Affiliates (including, after the Closing, the Acquired Companies) will have no Liability.

3.18. Transactions with Affiliates. Schedule 3.18 of the Seller Disclosure Schedule sets forth all Contracts between the Seller or any of its Affiliates (other than the Acquired Companies), on the one hand, and any of the Acquired Companies, on the other hand, that will survive the Closing (each an “Affiliate Transaction”).

3.19. Absence of Certain Changes or Events. Except as set forth on Schedule 3.19 of the Seller Disclosure Schedule, since December 31, 2015, the Business has been conducted in the Ordinary Course, except in connection with any process relating to the sale of the Business and the Contemplated Transactions, including entering into this Agreement and, since December 31, 2015, no action involving the Business that would require the Purchaser’s consent pursuant to Section 5.1 has been taken by the Seller or any of its Affiliates.

3.20. Insurance. Schedule 3.20 of the Seller Disclosure Schedule contains a true and complete list of all Third Party general liability, umbrella liability and excess liability, automobile liability and excess automobile liability, and workers’ compensation and excess workers’ compensation insurance policies which provides coverage to or for the benefit of or with respect to the Acquired Companies or the Acquired Assets or any employee of the Acquired Companies in his or her capacity as an employee since January 1, 2006 (the “Insurance Policies”), as well as those relating to any open claims with respect to the Acquired Companies or the Acquired Assets or any employee of the Acquired Companies in his or her capacity as an employee, indicating in each case the type of coverage, name of the insured, the insurer, the expiration date, and the amount of coverage. Except as set forth on Schedule 3.20 of the Seller Disclosure Schedule, the Seller has made available to the Purchaser true and complete copies of the Insurance Policies since January 1, 2013. The Insurance Policies covering periods between January 1, 2006 and December 31, 2012 are, in the aggregate, the same in all material respects to the Insurance Policies made available to the Purchaser. Schedule 3.20 of the Seller Disclosure Schedule also describes any self-insurance or co-insurance arrangements by or affecting the Acquired Companies or the Acquired Assets, including any reserves established thereunder. Each Insurance Policy is in full force and effect as of the date of this Agreement. The Seller and its Affiliates (including the Acquired Companies), as applicable are current in all premiums or other payments due under the Insurance Policies and have otherwise complied in all material respects with all of their obligations under each Insurance Policy. The Seller and its Affiliates (including the Acquired Companies) have given timely notice to their insurers of all claims that may be insured by the Insurance Policies and, to Seller’s Knowledge, no insurance company has denied or disputed any such pending claim, and reasonably adequate reserves have been established on the Most Recent Balance Sheet with respect to all such pending claims. No Insurance Policy provides for any retrospective premium adjustment or other experience based Liability on the part of the Acquired Companies. The Seller has made available to Purchaser a true and complete copy of the loss runs for the Acquired Companies since October 31, 2011.

3.21. No Installation. Except as set forth on Schedule 3.21, none of the Acquired Companies have engaged in or contracted to perform the installation of any Products for customers, whether directly or indirectly through direct or indirect subcontractors hired by, through or under an Acquired Company since January 1, 2006.

3.22. Transportation. Each of the Acquired Companies possesses all licenses necessary to operate as a motor carrier anywhere in the United States. Each of the Acquired Companies has a satisfactory CSA (Compliance, Safety, Accountability) rating from the Federal Motor Carrier Safety Administration. All of the rolling stock owned by the Acquired Companies is operated and maintained in material compliance with all Laws. None of the Acquired Companies are subject to any Legal Proceedings that would reasonably be expected to adversely impact any of their motor carrier licenses.

3.23. Disclaimer of Other Representations and Warranties. The Seller Representations are the only representations and warranties made by the Seller with respect to the Shares, the Business, the Acquired Companies, the Acquired Assets and the Assumed Liabilities. Except as specifically set forth in this Article 3, (a) the Seller is selling the Shares to the Purchaser “as is” and “where is” and with all faults, and makes no warranty, express or implied, as to any matter whatsoever relating to the Business, the Acquired Companies, the Assets of the Acquired Companies, the Acquired Assets or the Assumed Liabilities including as to (i) merchantability or fitness for any particular use or purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner or (iii) the probable success or profitability of the Business after the Closing, and (b) no member of the Seller Group, nor any of their respective Representatives or Affiliates, will have, or will be subject to, any Liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser, its Affiliates or Representatives of the Purchaser, or the Purchaser’s use of, any information relating to the Shares, the Business, the Acquired Companies, the Assets of the Acquired Companies, the Acquired Assets and the Assumed Liabilities, including any descriptive memoranda, summary business descriptions or any information, documents or materials made available to the Purchaser or its Representatives, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser, due diligence reviews, or in any other form related the Contemplated Transactions, including during the negotiations of the Contemplated Transactions.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as of the date hereof and as of the Closing that the statements set forth in this Article 4 are true and correct.

4.1. Corporate Organization. The Purchaser is a Business Entity duly incorporated or organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation or organization and has full power and authority to carry on its business as now conducted.

4.2. Authorization. The Purchaser has all power and authority it requires to execute, consummate the transactions contemplated by and perform its obligations under the Transaction Agreements to which it is a party and to consummate the Contemplated Transactions. Each Transaction Agreement, when delivered to the Seller, will be duly and validly executed by the Purchaser and assuming the due authorization, execution and delivery of the Transaction Agreements by the other parties thereto at the Closing, each

Transaction Agreement executed by the Purchaser will be a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief or other equitable remedies.

4.3. No Conflict. The execution, delivery and performance by the Purchaser of the Transaction Agreements and the consummation of the Contemplated Transactions do not and will not, as applicable, (a) conflict with or violate any provision of the Purchaser’s charter, bylaws or other organizational documents, each as amended to date, (b) require the Purchaser to make any filing with, or obtain any Permit, consent or approval of, any Governmental Entity, except for the requirements of the HSR Act and any Antitrust Laws of jurisdictions outside the United States (if and to the extent any of the foregoing Laws may apply), (c) result in a breach or default under, create in any Person the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any agreement or instrument to which the Purchaser or one of its Affiliates is a party, in any case with or without due notice or lapse of time or both, or (d) violate any Law or Order applicable to the Purchaser.

4.4. Legal Proceedings. There is no Legal Proceeding pending or, to the Purchaser’s Knowledge, threatened by or against the Purchaser that questions or challenges the validity of any Transaction Agreement or the ability of the Purchaser to consummate any of the Contemplated Transactions.

4.5. Availability of Funds; Financing.

(a) Assuming the funding of the Debt Financing, the Purchaser has sufficient cash available to enable it to pay the full Closing Purchase Price and to make the other payments earned, due and payable in connection with the Contemplated Transactions required to be paid by the Purchaser under this Agreement, in each case, at the Closing hereunder, and to make any payments required to be paid by the Purchaser resulting from the Post-Closing Adjustment in accordance with Section 2.5

(b) The Purchaser has delivered to Seller a true and complete copy of (x) the Commitment Letter dated as of the date hereof from Deutsche Bank AG New York Branch and Royal Bank of Canada (collectively, the “Lenders”) (the “Debt Commitment Letter”) (including any related fee letters with only fee amounts and percentages, pricing caps, market flex and securities demand provisions and other economic, numerical or commercially sensitive terms redacted) to the Purchaser pursuant to which the Lenders have committed to provide the Purchaser with financing for the Contemplated Transactions in an aggregate amount set forth therein (the “Debt Financing”) (the entire amount of which will be available under clause (x) of the definition of “Incremental Amount” under (and as defined in) the Credit Agreement) and (y) the Credit Agreement. Assuming due authorization, execution and delivery by each other Person party thereto (which, to the Purchaser’s Knowledge, is the case), the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of the Purchaser, and to the Purchaser’s Knowledge, the other parties thereto, subject, as to enforceability, to (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of Law governing specific performance, injunctive relief or other equitable remedies. There are no side letters or other Contracts to which the Purchaser or any of its Affiliates is a party related to the funding of the full amount of the Debt Financing, and there are no conditions or contingencies to the availability of the Debt Financing or the obligations of the Financing Sources party to the Debt Commitment Letter to fund the Debt Financing, in each case other than (a) as expressly set forth in the Debt Commitment Letter, (b) which does not expand the conditions precedent to the funding of the full amount of the Debt Financing or reduce the aggregate amount of the Debt Financing, in each case other than as expressly set forth in the Debt Commitment Letter, (c) as expressly set forth in Sections 2.14(d) and 4.02 of the Credit Agreement or (d) as expressly set forth in Section 7.02(i) of the Credit Agreement. Satisfaction of the Exclusive Funding Conditions (as defined in the Debt Commitment Letter) and the requirements of Section 7.02(i) of the Credit Agreement will satisfy the conditions precedent to Sections 2.14(d) and 4.02 of the Credit Agreement without further act by any Person. There is no requirement under Section 7.02(i) of the Credit Agreement that is required under the Credit Agreement to be satisfied prior to the Closing Date other than the absence of any “Event of Default” under (and as defined in) the Credit Agreement, after giving pro forma effect to the Contemplated Transactions, and no such “Event of Default” is continuing as of the date hereof or will result from the Contemplated Transactions (including by reason of any cross-default or similar provision). None of the provisions redacted in the fee letter will limit, prevent, impede or delay the consummation of the Debt Financing in any manner. As of the date hereof, the Purchaser has fully paid any and all commitment fees required by the Debt Commitment Letter to be paid as of the date hereof, and other than as set forth in the Debt Commitment Letter and related fee letter, no commitment or other fees will be required to be paid by the Purchaser in respect of the Debt Financing at any time prior to the Closing Date. The Purchaser is not required under any Material Debt Document to comply with any financial covenant on or after the date hereof and on or prior to the Effective Time or to comply with any financial covenant or financial ratio to consummate the Contemplated Transactions. The Purchaser acknowledges and agrees that its obligation to consummate the Contemplated Transactions is not subject to the availability of the Debt Financing on the Closing Date. As of the date hereof, no event has occurred that, with or without notice or lapse of time or both, would constitute a breach, default or failure of a condition to the Debt Financing by the Purchaser or, to the Purchaser’s Knowledge, any other parties to the Debt Commitment Letter under the terms and conditions of the Debt Commitment Letter.

4.6. Investment Purpose. The Purchaser is acquiring the Shares for its own account for investment and not with a view to, or for offer or resale in connection with, a distribution of any of the Shares or any “beneficial interest” in the Shares within the meaning of the Securities Act of 1933, as amended, and the rules and regulations thereunder, and the Purchaser has no present intent, agreement or understanding to sell, pledge or otherwise dispose of any Shares or any beneficial interest in any Shares to any other Person. The Purchaser understands that the Shares have not been registered under the Securities Act of 1933, as amended, or any applicable state securities laws, and that none of the Shares may be offered for sale, sold or otherwise transferred unless they are registered or otherwise qualified under federal and any applicable state securities Law or unless an exemption from such registrations or qualifications is available.

4.7. Brokers’ Fees. Neither the Purchaser, nor any of its Affiliates, has any Liability to pay any fees or commissions to any broker, finder or agent with respect to the Contemplated Transactions.

4.8. Solvency. Assuming that (a) the conditions to the obligation of the Purchaser to consummate the Contemplated Transactions have been satisfied or waived, (b) any estimates, projections or forecasts of the Acquired Companies have been prepared in good faith based upon assumptions that were, at the time made, and continue to be, at the Effective Time, reasonable, (c) the most recent Business Financial Statements fairly present the consolidated financial condition of the Acquired Companies as of the end of the periods covered thereby and the consolidated results of operation of the Acquired Companies for the periods covered thereby, and (d) accuracy and completeness of the representations and warranties in Article III, then as of the Closing Date immediately following the Effective Time and after giving effect to the consummation of the Contemplated Transactions and the Debt Financing and the payment of related fees, expenses and other amounts required to be paid on the Closing Date in connection with this Agreement and the Debt Financing, the (a) the sum of the debt (including contingent liabilities) of the Purchaser and its Subsidiaries, taken as a whole, does not exceed the present fair saleable value (on a going concern basis) of the assets of the Purchaser and its Subsidiaries, taken as a whole; (b) the capital of the Purchaser and its Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of the Purchaser and its Subsidiaries, taken as a whole, contemplated as of the Closing Date; and (c) the Purchaser and its Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts including current obligations beyond their ability to pay such debt as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

4.9. Independent Investigation. The Purchaser has conducted its own independent investigation, review and analysis of the business, operations, Assets, Liabilities, results of operations, financial condition, intellectual property, technology and prospects of the Acquired Companies and the Business, which investigation, review and analysis was done by the Purchaser and its Affiliates and Representatives. In entering into this Agreement, the Purchaser acknowledges that it is an informed and sophisticated participant in the Contemplated Transactions and has conducted all of the inquiries as it deemed fit with respect to the Shares, the Business, the Acquired Companies, the Assets of the Acquired Companies, the Acquired Assets and the Assumed Liabilities. The Purchaser hereby acknowledges and agrees that (i) other than the Seller Representations, no member of the Seller Group, nor any of their respective Representatives or Affiliates, make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Shares, the Business, the Acquired Companies, the Assets of the Acquired Companies, the Acquired Assets or the Assumed Liabilities including as to (A) merchantability or fitness for any particular use or purpose, (B) the operation of the Business by the Purchaser after the Closing in any manner, (C) the probable success or profitability of the Business after the Closing or (D) the accuracy or completeness of any information concerning the Shares, the

Business, the Acquired Companies, the Assets of the Acquired Companies, the Acquired Assets and the Assumed Liabilities contained herein or made available in connection with the Purchaser’s investigation of the Seller, (ii) the Purchaser has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Seller or any Acquired Company, or any of their respective Affiliates or Representatives, except as expressly set forth in the Seller Representations, and (iii) no member of the Seller Group, nor any of their respective Representatives or Affiliates, will have or will be subject to any Liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution, or failure to distribute, to the Purchaser, its Representatives or Affiliates, or the Purchaser’s use of, any information relating to the Business, the Acquired Companies, the Assets of the Acquired Companies, the Acquired Assets or the Assumed Liabilities, including any descriptive memoranda, summary business descriptions or any information, documents or material made available to the Purchaser or its Representatives or Affiliates, whether orally or in writing, in certain “data rooms,” management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Purchaser, due diligence reviews or in any other form related to the Contemplated Transactions, including during the negotiations of the Contemplated Transactions.

4.10. Disclaimer of Other Representations and Warranties. The Purchaser Representations are the only representations and warranties made by the Purchaser, and the Seller has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by the Purchaser or any of its Affiliates or Representatives, except as expressly set forth in this Article 4.

ARTICLE 5

PRE-CLOSING COVENANTS

5.1. Conduct of the Business. Except as required by applicable Law, as otherwise expressly required or contemplated by this Agreement (including Sections 1.2, 10.6 and 10.7) or any other Transaction Agreement, during the period from the date of this Agreement to the Closing Date, the Seller will conduct, and the Seller will cause the Acquired Companies, the applicable members of the Seller Group and any other Seller Affiliates to conduct, the Business in the Ordinary Course, including (A) conducting the Business all material respects in accordance with all applicable Laws and (B) maintaining and servicing the Acquired Assets in the Ordinary Course. Without limitation to the generality of the foregoing, except as expressly required by applicable Law, as otherwise required or contemplated by this Agreement or any other Transaction Agreement, prior to the Closing Date, the Seller will not take, and the Seller will cause the Acquired Companies and the other members of the Seller Group and any other Affiliates of the Seller not to take, any of the following actions in relation to the Business, without the consent of the Purchaser, which consent will not be unreasonably withheld, delayed or conditioned:

(a) (i) issue or sell any capital stock, membership interests, notes, bonds or other equity or securities of any Acquired Company (or any option, warrant or other right to acquire the same), (ii) redeem any of the capital stock or membership interests, as applicable, of any Acquired Company, or (iii) purchase or acquire any capital stock, membership interests, notes, bonds or other equity or securities of any Person;

(b) amend or restate the charter, bylaws or other constituent documents of any Acquired Company;

(c) enter into any merger, consolidation, business combination, share exchange, recapitalization, reorganization or similar transaction involving the Business or any Acquired Company other than as set forth on Schedule 5.1;

(d) lease, license, sell, transfer, abandon, permit to lapse or expire, dedicate to the public, encumber or permit to be encumbered the Shares, any material Asset of the Business or the Acquired Companies, or any material Company Intellectual Property, in each case other than (i) licenses granted, Products and Services sold or Assets otherwise disposed of in the Ordinary Course, (ii) the transfer of Cash of any Acquired Company (it being expressly acknowledged and agreed by the Purchaser that the Seller will be entitled to cause the transfer or distribution by the Acquired Companies of all Cash held by the Acquired Companies to Seller or any of its Affiliates prior to the Closing), (iii) the renewal, extension or amendment of any Lease (A) in accordance with the terms of any existing option right of the Seller or any of its Affiliates (including any of the Acquired Companies), (B) on market terms as determined by the Seller in its reasonable discretion, or (C) in the case of a renewal or an extension, for no longer than 60 months, or (iv) as set forth on Schedule 5.1(d) of the Seller Disclosure Schedule;

(e) disclose any trade secrets or confidential information related to the Business, except in the Ordinary Course pursuant to written confidentiality agreements containing customary protections for the benefit of the Acquired Companies of such trade secrets or confidential information;

(f) waive or release any material right or Claim to the extent relating to or arising from the Acquired Assets or Assumed Liabilities, except in the Ordinary Course;

(g) enter into, assign, terminate or amend any Material Contract (except, in each case, in the Ordinary Course);

(h) affirmatively incur or assume any Liabilities, other than in the Ordinary Course or pursuant to the Pre-Closing Transfer;

(i) enter into any Contract containing a covenant not to compete or any other covenant restricting the development, manufacture, marketing, sale or distribution of the Products or Services of the Business or amend in a manner adverse to the Business any such covenant in any existing Assumed Contract;

(j) agree outside of the Ordinary Course to terminate, modify or waive any rights under any confidentiality agreement with any Person (other than the Purchaser) protecting the confidential information of the Business;

(k) increase or improve the remuneration or terms of employment of any Employee (including any compensation or benefits provided or available to any Employee), other than (i) in the Ordinary Course, (ii) as required by Law, (iii) in connection with a promotion, (iv) pursuant to any Seller Plan as in effect on the date hereof (to the extent such increase applies to all employees and to the extent a copy of any such Seller Plan has been provided to the Purchaser), (v) as required by a Labor Agreement, or (vi) as expressly provided for in this Agreement or any agreements forming a part thereof;

(l) enter into, terminate, or modify any Labor Agreement, other than in connection with any multi-employer collective bargaining arrangements by which the Business or the Acquired Companies are already bound or to finalize agreements reached prior to the Closing Date, listed on Schedule 3.13(a)(i), which have been provided or made available to the Purchaser.

(m) make, change, or rescind any Tax election, settle or compromise any action relating to Taxes, file any amended Tax Return, enter into any Tax allocation, sharing, indemnity or closing Contract, surrender or compromise any right to claim a Tax refund, consent to or request any extension or waiver of any statute of limitations period relating to Taxes, change any method of Tax accounting, initiate any voluntary disclosure, Tax amnesty filing or other action relating to Taxes, fail to pay any Taxes as they became due and payable or take (or fail to take) any action that, in each case, could materially increase the Taxes of the Purchaser and its Affiliates (including the Acquired Companies) after the Closing Date;

(n) take any action or fail to take any action that would reasonably be expected to have a Material Adverse Effect;

(o) engage in any new line of business or discontinue or materially modify any existing line of business;

(p) settle or compromise any Claim outside of the Ordinary Course brought by or against the Business, other than settlements or compromises solely involving money damages or obligations that are reflected as settled on the books of the Acquired Companies;

(q) change its financial accounting or cash management practices, policies or procedures or any of its methods of reporting income, expenses, or other items for financial accounting purposes unless required under GAAP; or

(r) agree to do any of the things described in the preceding clauses (a) through (p) of this Section 5.1.

5.2. Access to Information. From the date of this Agreement until the Closing, subject to the requirements and limitations of applicable Law (including Antitrust Laws), the Seller will allow the Purchaser, the Lenders and their respective Representatives, at the Purchaser’s sole expense and in accordance with the procedures to be reasonably agreed upon by the Parties, access upon reasonable notice and during normal working hours to (a) such materials and information about the Business as the Purchaser or the Lenders may reasonably request, (b) specified members of management of the Business as the Parties may reasonably agree, and (c) the Owned Real Property and, to the extent permitted under the applicable Lease, the Leased Real Property. Notwithstanding the foregoing clause (b), the Purchaser expressly acknowledges and agrees that it will not, and will cause its Affiliates to not, contact or otherwise communicate with, either orally or in writing, any employee, officer, director, customer or supplier of the Business (including, for such purpose, any employee of the Acquired Companies or the Seller Group who provides any service to the Business) in connection with the Contemplated Transactions without the prior written consent of the Seller, and then only with respect to the subject matter of such consent. To the extent discussions with respect to the Contemplated Transactions with management, customers or suppliers of the Business will take place prior to the Closing Date, the Seller will be entitled to have a Representative present in all such discussions.

5.3. Intercompany Arrangements. Except as set forth on Schedule 5.3 of the Seller Disclosure Schedule and excluding the Transaction Agreements and all other arrangements entered into pursuant hereto or in connection with the Contemplated Transactions, the Seller will cause any intercompany Contracts, arrangements, financing agreements or intercompany loans between any Acquired Company, on the one hand, and the Seller or any of its Affiliates (other than an Acquired Company), on the other hand, to be terminated with respect to the Contemplated Transactions, effective no later than as of the Closing.

5.4. Resignations. On or prior to the Closing Date, the Seller will deliver to the Purchaser the duly signed resignation letters, effective at the time of the Closing, of all officers and directors of the Acquired Companies who are not Employees and any Employees designated by Purchaser from their officer or director positions, as applicable, with any Acquired Company.

5.5. Confidentiality.

(a) Prior to or in connection with the Closing, each Party agrees not to issue any press release or make any other public announcement relating to this Agreement or the other Transaction Agreements without the prior written consent of the other Party, not to be unreasonably withheld, except that each Party reserves the right, without the other Party’s prior consent, to make any public disclosure it believes in good faith after consultation with legal counsel is required by applicable securities Laws or securities listing standards, including the filing of this Agreement or any other Transaction Agreement with the SEC (in which case the disclosing Party agrees to use Reasonable Efforts to advise the other Party prior to making such disclosure).

(b) Each Party agrees to continue to abide by that certain (i) Non-Disclosure Agreement dated as of May 26, 2016 (the “NDA”) and (ii) Clean Team Confidentiality Agreement dated as of July 20, 2016 (the “Clean Team Agreement”); the terms of each of which are incorporated by reference in this Agreement and which terms will survive until the Closing, at which time the NDA and the Clean Team Agreement will terminate; provided, however, that if this Agreement is, for any reason, terminated prior to the Closing, the NDA and the Clean Team Agreement will continue in full force and effect until expiration or termination in accordance with their terms. Except as contemplated by Section 5.5(a), the existence of this Agreement, the other Transaction Agreements, and the terms hereof and thereof (including the exhibits, annexes and schedules attached hereto and thereto) will be deemed “Confidential Information” for purposes of the NDA.

5.6. Regulatory Filings; Consents.

(a) Subject to the terms and conditions of this Agreement, the Parties agree to use Reasonable Efforts to (i) make all necessary and appropriate filings with all applicable Governmental Entities and obtain required approvals and clearances with respect thereto, (ii) obtain all material waivers, approvals, authorizations and Orders of any Person required in connection with the authorization, execution and delivery of this Agreement and the consummation of the Contemplated Transactions, and (iii) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Contemplated Transactions as promptly as practicable.

(b) Without limiting the generality of Section 5.6(a), each of the Seller and the Purchaser agrees to (i) as soon as practicable following the date of this Agreement, but in no event later than the earlier of (A) the date legally required for filing and (B) the tenth Business Day following the date of execution and delivery of this Agreement (except as otherwise agreed by the Parties), file any notification and report forms and related material that it may be required to file with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice under the HSR Act and seek an early termination of the applicable waiting period, and (ii) make any further filings or information submissions that may be requested, necessary, proper or advisable pursuant to the HSR Act. In addition, each Party agrees to file with the applicable Governmental Entity, as soon as reasonably practicable following the date of this Agreement, but in no event later than the 30th day following the date of execution and delivery of this Agreement, any filings or similar information submissions required under any other applicable United States federal or state or foreign statutes, rules, regulations, Orders, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or constituting anticompetitive conduct (collectively, together with the HSR Act, the “Antitrust Laws”). Each Party will promptly notify the other Party of any communication it or any of its Affiliates receives from any Governmental Entity relating to the Contemplated Transactions, and will permit the other Party to review in advance, if possible, any proposed communication by such Party to any Governmental Entity. Neither Party will agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other Party in advance and, to the extent permitted by such Governmental Entity, gives the other Party and, if requested by such other Party, its outside counsel, a reasonable opportunity to attend and participate at such meeting. The Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods, including under the HSR Act. Each Party will provide to counsel for the other Party copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the Contemplated Transactions.

(c) Notwithstanding any other provision in this Section 5.6 or elsewhere in this Agreement, each Party will be solely responsible for all fees required to be paid by them in accordance with the HSR Act or any other Antitrust Laws, including in jurisdictions outside of the United States of America in connection with the filings described above.

(d) Without limiting the generality of Sections 5.6(a) and (b), the Purchaser and the Seller will each (i) use its best efforts (subject to the limitations set forth in Section 5.6(e)) to achieve “substantial compliance” as promptly as practicable with any request for additional information or documentary material issued by a Governmental Entity under 15 U.S.C. § 18a(e) and in conjunction with the Contemplated Transactions (a “Second Request”), (ii) certify “substantial compliance” with any Second Request as promptly as practicable after the date of such Second Request, (iii) take all actions necessary to assert, defend and support its certification of “substantial compliance” with such Second Request, and (iv) not extend any waiting period under the HSR Act or enter into any agreement with such Governmental Entities or other authorities to delay or otherwise not to consummate as soon as practicable any of the Contemplated Transactions except with the prior written consent of the other Party hereto, which consent may be withheld in the sole discretion of the non-requesting Party.

(e) Without limiting the generality of the Purchaser’s undertaking pursuant to Sections 5.6(a) – (d), the Purchaser agrees to use its best efforts (subject to the limitations set forth in the last sentence of this Section 5.6(e)), and to take any and all steps necessary, to eliminate each and every impediment under any antitrust, competition or trade regulation Law that is asserted by any Governmental Entity (through the Head of the Governmental Entity or Division thereof) or any other party so as to enable the Parties to cause the Closing to occur prior to the Termination Date, including: (i) negotiating, committing to and effecting by consent decree, hold separate orders, or otherwise, the sale, divestiture or disposition of the Acquired Company’s properties or the Businesses to be acquired by the Purchaser pursuant to this Agreement (but not, for the avoidance of doubt, any Assets of the Purchaser), as are necessary in order to resolve concerns expressed by any Governmental Entity or effect the dissolution of any injunction, temporary restraining order or other order in any suit or proceeding, which would otherwise have the effect of preventing the consummation of the transactions contemplated by this Agreement prior to the Termination Date; and (ii) defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring prior to the Termination Date; provided, however, that such litigation in no way limits the obligation of the Purchaser to use its best efforts (subject to the limitations set forth in the last sentence of this Section 5.6(e)), and to take any and all steps necessary, to eliminate each and every impediment under any antitrust, competition or trade regulation Law to consummate the Contemplated Transactions prior to the Termination Date. Notwithstanding anything to the contrary in this Agreement, including this Section 5.6, in no event will the Purchaser or any of its Affiliates be required to (A) divest or hold separate any portion of the Assets of the Acquired Companies or the Business representing, in the aggregate, in excess of $150,000,000 of revenue generated by the Acquired Companies between (and inclusive of) January 1, 2015 and December 31, 2015 or (B) otherwise take or commit to take any action that limits the Purchaser’s or any of its Affiliates’ freedom of action with respect to, or their ability to retain, the Business or the Assets of the Acquired Companies to the extent such restrictions would reasonably be expected to reduce the revenue of the Purchaser and its Affiliates by over $150,000,000 in any 12-month period. For avoidance of doubt, except as expressly set forth in the immediately preceding sentence, in no event will the Purchaser or any of its Affiliates (other than the Acquired Companies) be required to divest or hold separate any portion of its or their Assets or take any action that limits in any way Purchaser’s or any of its Affiliates’ (other than the Acquired Companies) freedom of action with respect to, or their ability to retain, the Business or its or their Assets.

5.7. Satisfaction of Conditions Precedent. Without limiting any other provision of this Agreement requiring a different standard of efforts or the taking of specified actions, the Parties agree to use Reasonable Efforts to satisfy or cause to be satisfied all the conditions precedent that are set forth in Article 6, and the Parties will use Reasonable Efforts to cause the Contemplated Transactions to be consummated.

5.8. Bulk Transfer Laws. The Purchaser hereby waives compliance by the Acquired Companies and each member of the Seller Group with any applicable bulk sale or bulk transfer Laws of any jurisdiction in connection with the Contemplated Transactions.

5.9. Replacement of Seller Guarantees.

(a) The Seller and its Affiliates have provided the corporate guarantees (including parent company guarantees), or have obtained certain performance and indemnity bonds and letters of credit set forth on Schedule 5.9 of the Seller Disclosure Schedules (the “Seller Guarantees”). After the date hereof and prior to the Closing, any Seller Guarantor may, subject to the Purchaser’s prior written consent, in the Ordinary Course issue additional Seller Guarantees on commercially reasonable terms in connection with certain obligations of the Business. The obligations of the Purchaser with regard to the Seller Guarantees set forth in this Agreement will apply (i) to those Seller Guarantees in existence as of the date hereof and set forth on Schedule 5.9 of the Seller Disclosure Schedules and (ii) to those Seller Guarantees provided or obtained after the date hereof in accordance with the provisions of the previous sentence.

(b) Except with respect to any Seller Guarantees related to the installation of any Products, the Purchaser will (and will cause its Affiliates to) (i) cooperate with the Seller in the Seller’s efforts to, and (ii) use Reasonable Efforts (in connection with such cooperation with the Seller) to: (A) replace the Seller Guarantees (solely to the extent such Seller Guarantee is related to the Acquired Companies); and/or (B) release the Seller Guarantors from the Seller Guarantees (solely to the extent such Seller Guarantee is related to the Acquired Companies), in each case to be effective as of the Closing Date. The Seller will, or will cause its affiliates to, use Reasonable Efforts to notify the Purchaser prior to making any payment under a Seller Guarantee after the Closing, provided that failure to give such notice will not impact the Purchaser’s obligations under this Section 5.9. The Purchaser agrees, unconditionally and irrevocably, without right of setoff, to reimburse the Seller Guarantors (other than the Acquired Companies), for and against all their payments actually paid after the Closing pursuant to any Seller Guarantees (solely to the extent such Seller Guarantee is related to the Acquired Companies). The Purchaser’s obligations pursuant to the preceding sentence will not be subject to any limitations set forth in Article 8. All such reimbursements by the Purchaser will be made promptly after receipt by it of written notice from the Seller that a Seller Guarantor has made any such payment together with reasonable evidence of the amount and reason for such payment. To the extent a Seller Guarantor has performance obligations under such Seller Guarantees, the Purchaser will use Reasonable Efforts to (1) perform such obligations on behalf of the Seller Guarantor (solely to the extent such Seller Guarantee is related to the Acquired Companies) or (2) otherwise take such action as reasonably requested by the Seller so as to put the Seller Guarantor in the same position as if the Purchaser, and not the Seller Guarantor, had performed or were performing such obligations (solely to the extent such Seller Guarantee is related to the Acquired Companies). Neither the Seller nor any of its Affiliates will have any obligation to renew any Seller Guarantees issued on behalf of any Acquired Company after the expiration of any such Seller Guarantee.

5.10. Libertyville Lease. Prior to Closing, the Seller will use Reasonable Efforts (at the Seller’s sole cost and expense) to cause L&W to be removed as a tenant from that certain lease between ARC HRPBPCC001, LLC, as landlord and the Seller, United States Gypsum Company, USG Interiors, LLC and L&W, collectively as tenant, for the premises at 700 N. Highway 45, Libertyville, Illinois.

5.11. Financing.

(a) Subject to the terms and conditions of this Agreement, the Purchaser shall use Reasonable Efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary to (i) maintain in full force and effect (x) the Credit Agreement and (y) the Debt Commitment Letter and any related material definitive documentation (collectively, the “Debt Financing Documents”) until the funding of the Debt Financing on the Closing Date and obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (including the “market flex” provisions of the related fee letter (the “Debt Financing Fee Letter”)) and shall not permit, without the prior written consent of the Seller (such consent not to be unreasonably withheld, conditioned or delayed), any amendment or modification to be made to or any waiver of any material provision under the Debt Commitment Letter, the Debt Financing Documents or the Credit Agreement if such amendment, modification or waiver would (A) reduce the aggregate amount of the Debt Financing, unless the Purchaser demonstrates to the reasonable satisfaction of the Seller that, after giving effect to such reduction, the amount of the Debt Financing is sufficient to meet the Purchaser’s payment obligations necessary to consummate the Contemplated Transactions (and the Purchaser’s representation under Section 4.5(a) hereof shall be deemed to have been made with respect to the Debt Financing as so reduced) or (B) impose material new or material additional conditions or otherwise materially amend, modify or expand any conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (1) materially delay (taking into account the Marketing Period) or prevent the Closing, (2) materially adversely impact in any material respect the ability of the Purchaser to obtain the Debt Financing on the Closing Date on the terms of the Debt Commitment Letter or (3) materially and adversely affect the ability of the Purchaser to enforce its rights against other parties to the Debt Commitment Letter or the definitive documentation to be entered into in connection therewith (provided that, notwithstanding the foregoing or anything else in this Agreement, no consent from the Seller shall be required for any amendment, replacement, supplement or modification of the Debt Commitment Letter to (x) increase the commitments or the amount of indebtedness thereunder or (y) modify pricing and implement or exercise any of the “market flex” provisions contemplated by the Debt Financing Fee Letter), (ii) negotiate and enter into the Debt Financing Documents on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter and the Debt Financing Fee Letter (or

on such other terms and conditions reasonably acceptable to the Purchaser and the Lenders so long as such other terms or conditions would be permitted by this Agreement as an amendment to the Debt Commitment Letter and/or the Debt Financing Fee Letter), (iii) satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all of the conditions to the Debt Financing (other than any condition (x) to the extent the failure to be so satisfied is a result of the Seller’s or its Affiliates’ failure to comply with subsection (d) below or any other provision of this Agreement, including Section 6.1 and Section 6.3 or (y) which is waived), and (iv) subject to satisfaction of the terms and conditions of the Debt Commitment Letter and Debt Financing Fee Letter and the conditions set forth in Section 6.1 and Section 6.3, to consummate the Debt Financing no later than the date on which the Closing is required to occur pursuant to this Agreement. The Purchaser (i) shall ensure that, commencing on the date hereof and continuing until the consummation of the Contemplated Transactions, no Credit Agreement Default exists and (ii) shall use Reasonable Efforts to obtain all consents or waivers necessary to effect the waiver of any Credit Agreement Default that exists despite the Purchaser’s obligation under the foregoing clause (i). Notwithstanding anything to the contrary contained in this Agreement, nothing contained herein shall require, and in no event shall the Reasonable Efforts of the Purchaser be deemed or construed to require, the Purchaser to (A) pay any fees, any interest rates or other amounts applicable to the Debt Financing (other than waiver, amendment or similar fees incurred in connection with any waiver of any Credit Agreement Default as contemplated by clause (ii) of the preceding sentence) that are, in the aggregate, in excess of the aggregate amount of fees, interest and other amounts contemplated by the Debt Commitment Letter and the Debt Financing Fee Letter (including, and after giving effect to, the flex provisions) or agree to any “market flex” or other term or condition less favorable to the Purchaser than such corresponding terms contained in or contemplated by the Debt Commitment Letter or the Debt Financing Fee Letter (including, and after giving effect to, the flex provisions) (in either case, whether to secure waiver of any conditions contained therein or otherwise), (B) agree to waive any condition or term of this Agreement or amend any term or condition of the Debt Commitment Letter or Debt Financing Fee Letter, (C) agree to any terms that are, taken in the aggregate, outside of, or less favorable than, any applicable provisions, taken in the aggregate, contained in or contemplated by the Debt Commitment Letter or the Debt Financing Fee Letter (including the flex provisions) or (D) initiate, prosecute or maintain any Legal Proceeding against any Lenders or other Persons providing the Debt Financing or Persons party to the Debt Commitment Letter or the Debt Financing Fee Letter. References in this Agreement to the Debt Financing shall include the financing contemplated by the Debt Commitment Letter and the Debt Financing Fee Letter as permitted to be amended or modified by this Section 5.11(a) and references to the Debt Commitment Letter and the Debt Financing Fee Letter shall include such documents as permitted to be amended or modified by this Section 5.11(a).

(b) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, regardless of the reason therefor (other than a breach by the Seller of this Agreement or failure of any conditions precedent set forth in Section 6.1 or Section 6.3 to be satisfied), the Purchaser shall, to the extent permitted under the Debt Commitment Letter, use Reasonable Efforts to arrange and obtain, at its sole expense, alternative financing from alternative sources on terms and conditions that are no less favorable (including with respect to conditionality), in the aggregate, to the Purchaser than those set forth in the Debt Commitment Letter on the date hereof, in an amount, together with proceeds then available to the Purchaser, sufficient to provide substitute financing for such portion as promptly as practicable following the occurrence of such event but in no event later than the date on which the Closing is scheduled to occur pursuant to the terms hereof (taking into account the Marketing Period). Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 5.11 will require, and in no event will the Reasonable Efforts of the Purchaser be deemed or construed to require, the Purchaser to pay any fees or any interest rates in excess of those contemplated by the Debt Commitment Letter or any fee letters related to the Debt Financing (whether to secure waiver of any conditions contained therein or otherwise), as determined by the Purchaser in its reasonable judgment. The Purchaser shall promptly provide a true, correct and complete copy of any alternative financing commitment (together with a copy of any related fee letter with only the fee amounts and percentages, pricing caps, market flex and securities demand provisions and other economic, numerical or commercially sensitive terms redacted) to the Seller, and, to the extent applicable, thereafter for the purposes of this Agreement, (i) the term “Debt Commitment Letter” shall be deemed to include any commitment letter or similar agreement, together with such redacted fee letter (which shall be deemed to be included in the term “Debt Financing Fee Letter”) (with only fee amounts and percentages, pricing caps, market flex and securities demand provisions and other economic, numerical or commercially sensitive terms redacted), with respect to any alternative debt financing arranged in compliance herewith and (ii) the term “Lenders” shall be deemed to include any lenders providing the alternative debt financing arranged in compliance herewith.

(c) The Purchaser shall give the Seller reasonably prompt notice of (i) any material breach by any party to the Debt Commitment Letter of which the Purchaser becomes aware, or any other fact, event or circumstance, in each case to the extent it would materially impair or delay the Closing or result in insufficient financing to meet the Purchaser’s payment obligations necessary to consummate the Contemplated Transactions and (ii) any termination or repudiation of, or material dispute relating to, the Debt Commitment Letter of which the Purchaser becomes aware.

(d) Prior to the Closing, the Seller shall, and shall cause the members of the Seller Group and the Acquired Companies to, use, and shall use their reasonable best efforts to cause the officers, employees, advisors and other Representatives of the Seller, the Seller Group and the Acquired Companies to take, or cause to be taken, all actions to provide to the Purchaser, at the Purchaser’s sole expense, all cooperation reasonably requested by the Purchaser that is necessary and customary in connection with the Purchaser’s efforts to obtain the Debt Financing, including (i) participating, to the extent reasonably requested by the Purchaser or the Lenders (by management teams with appropriate seniority), in a reasonable number (but no more than one meeting and to the extent necessary, one or more conference calls in addition to such meeting) of meetings (including customary lender meetings between senior management of the Acquired Companies and the parties acting as lead arrangers or agents for, and prospective lenders for, the Debt Financing), due diligence sessions and sessions with rating agencies in connection with the Debt Financing at reasonable times and locations mutually agreed, (ii) using reasonable best efforts to cause the Acquired Companies to execute documents, including agreements, documents or certificates (including insurance) that facilitate the creation, perfection or enforcement of liens securing the Debt Financing as requested by the Purchaser or the providers of Debt Financing, in each case in form and substance reasonably satisfactory to the Purchaser and the Lenders; provided that no obligation of the Seller or the Seller Group under any such agreements or documents shall be effective until the Closing Date, (iii) if reasonably requested in writing at least 10 days prior to Closing, providing at least two Business Days prior to Closing, and as reasonably requested by the Purchaser, all documentation and other information with respect to the Seller, the Seller Group and their respective Affiliates that any Lender has determined is required by regulatory authorities in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, (iv) preventing the offer, placement or arrangement of any debt securities or bank or other credit facilities by or on behalf of the Acquired Companies (other than Indebtedness of the Acquired Companies permitted to be incurred under this Agreement) and (v) taking corporate action (subject to the occurrence of the Closing) reasonably necessary to permit the consummation of the Debt Financing. Notwithstanding the foregoing, (A) nothing in this subsection (d) shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Seller or any of its Affiliates, (B) nothing in this subsection (d) shall require the Seller, the Seller Group or any of the Acquired Companies to incur any liability, or enter into any binding agreement, that is not contingent upon, or that would be effective prior to, the Closing, (C) nothing in this subsection (d) shall require any cooperation or actions that the Seller reasonably believes would result in a violation of any confidentiality arrangement or similar agreement or the loss of any attorney-client or other similar privilege (provided, that the Seller shall (x) use reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege or confidentiality arrangement or other agreement in a manner so as to preserve any applicable privilege and (y) notify the Purchaser of any disclosure that it is not required to make, and is not making, pursuant to this clause (C) so long as such notification does not violate the terms of such confidentiality arrangement or result in the loss of any attorney-client or other similar privilege), (D) nothing in this subsection (d) shall require the Seller, the Seller Group or any of the Acquired Companies to make any representation or warranty in connection with the Debt Financing or the marketing or arrangement thereof (except, in the case of the Acquired Companies and the Business, any such representation or warranty that is effective only at or following the Closing), and (E) neither the Seller nor the Seller Group (excluding the Acquired Companies) shall have any obligations under this subsection (d) following the Closing. The condition set forth in Section 6.2(b), as it applies to the Seller’s obligations under this subsection (d), shall be deemed satisfied unless the Debt Financing (or any Alternative Financing) has not been obtained primarily as a result of the Seller’s knowing and intentional material breach of its obligations under this subsection (d). The Purchaser shall indemnify and hold harmless the Seller and its Affiliates and each of their respective officers, directors, employees, representatives or agents from and against any and all Damages (which, the Seller agrees, shall not include Damages related to loss of any benefit to the Seller of the transactions contemplated hereby) suffered or incurred by any of them to any Lender in connection with any of their cooperation or assistance with respect to the Debt Financing or the provision of any information utilized in connection therewith or otherwise arising from the Debt Financing, other than any Damages resulting from the gross negligence, bad faith or willful misconduct of the Seller, any of its Affiliates or any of their respective officers, directors, employees, representatives or agents. The Purchaser shall, reasonably promptly after written request by the Seller, reimburse the Seller and its Affiliates for any and all reasonable, documented out-of-pocket fees, costs or expenses (including reasonable fees, costs and expenses of counsel, accountants and other advisors to the Seller and its Affiliates) incurred by it in connection with any provision of information or any cooperation or assistance, in each case, with respect to the Debt Financing as set forth in this subsection (d) to the extent such fees, costs or expenses are incurred prior to the Closing Date; provided, however, that the Purchaser shall have no obligation to reimburse for the preparation or delivery of any annual audited or quarterly unaudited financial statements.

(e) The Seller hereby consents to the use of its, the Acquired Companies’, the Business’ and the Seller Group’s logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Acquired Companies, the Business, the Seller or the Seller Group. The Seller shall deliver customary payoff letters, lien terminations and instruments of discharge on or prior to the Closing Date to allow for the payoff, discharge and termination in full of all Indebtedness and liens incurred by or attaching to the Business, the Acquired Assets or the Acquired Companies to be extinguished on the Closing Date and which otherwise provide for the discharge, termination and release of the Business, the Acquired Assets and the Acquired Companies from all obligations under the Seller’s, and their respective Subsidiaries’ credit facilities and other Indebtedness (including as described in Section 6.1(c)); provided that the Seller shall deliver drafts of payoff letters, lien terminations and instruments of discharge, that are reasonably requested by the Purchaser or the Lenders at least 15 days prior to the Closing Date, at least five Business Days prior to the Closing Date.

5.12. Exclusivity. No member of the Seller Group shall (and the Seller shall cause its Affiliates, Subsidiaries and Representatives not to), directly or indirectly, (a) submit, solicit, initiate or encourage any proposal or offer from any Person (other than the Purchaser and its Affiliates in connection with the Contemplated Transactions) or enter into any agreement or accept any offer relating to or consummate any (i) reorganization, liquidation, dissolution or recapitalization of the Business or the Acquired Companies, (ii) merger or consolidation involving the Business or the Acquired Companies, (iii) purchase or sale of any Assets, capital stock, membership interests or other equity interests (or any rights to acquire, or securities convertible into or exchangeable for, any such capital stock, membership interests or other equity interests) of the Business or the Acquired Companies, other than (with respect to Assets) any purchases or sales in the Ordinary Course of Business, or (iv) similar transaction or business combination involving the Business or the Acquired Companies or (b) furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Purchaser and its Affiliates) to do or seek to do any of the foregoing. If any of the foregoing provisions of this Section 5.12 are breached and the Contemplated Transactions are not consummated as a result of such breach, Seller shall promptly reimburse the Purchaser for all out of pocket fees and expenses incurred before or after the date of this Agreement by Purchaser and its Affiliates related to the Contemplated Transactions, including fees and expenses of Representatives retained by the Purchaser and its Affiliates in connection with the Contemplated Transactions. With respect to the Persons with whom discussions or negotiations have been terminated with respect to the Contemplated Transactions, Seller shall promptly request the return or destruction of, in accordance with the terms of an applicable confidentiality agreement, any confidential information previously furnished to any such Person by any Seller Party or any of their respective Representatives.

5.13. Notices from Material Customers. From the date of this Agreement until the Closing, if (a) any Acquired Company Officer, officer of the Seller or regional manager of an Acquired Company receives written notice from any Material Customer explicitly stating such Material Customer’s intent to cancel or otherwise terminate or adversely modify its relationship with respect to the Business, and (b) neither Seller, nor the applicable Acquired Company, is obligated, pursuant to such notice or any other Contract with the applicable Material Customer, to keep the terms or existence of such written notice confidential, then the Seller will use Reasonable Efforts to notify the Purchaser of such written notice and the contents thereof.

5.14. Claims Reserves. No more than five Business Days prior to the Closing Date, Seller will review all claims and incurred but not reported trends in order to equitably adjust the liability for claims reserves to be reflected in Closing Working Capital to reflect developments that reasonably should result in an adjustment with respect to events arising after the last reserve estimate.

5.15. Adjustments for Specified Indemnities. Prior to the Closing, Seller will, and will cause L&W to, transfer to Seller the reimbursement receivable and corresponding liability reflected on the Business Financial Statements and related to the matter described in clause (d) of the definition of “Specified Legal Proceedings”. At the Closing, Seller will cause any reserves on the books of the Acquired Companies for the Specified Legal Proceedings or the matters identified on Schedule 8.2(d) to be reduced to zero.

ARTICLE 6

CONDITIONS PRECEDENT TO THE CLOSING

6.1. Conditions to Each Party’s Obligations. The respective obligations of the Parties to effectuate the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the Closing of each of the following conditions:

(a) No Order or Restraint; Litigation. No Order or other legal restraint or prohibition may be in effect that in any case would prevent the Contemplated Transactions. No Legal Proceeding shall have been commenced by any Governmental Entity against any member of the Seller Group or the Purchaser seeking to restrain the Contemplated Transactions and which is likely to render it impossible or unlawful to consummate the Contemplated Transactions.

(b) Government Approvals. All filings with, and consents and approvals of, the Governmental Entities set forth on Schedule 6.1(b) shall have been made or obtained, as applicable. In addition, the applicable waiting period (and any extensions thereof) under the HSR Act must have expired or otherwise been terminated.

(c) Release of Acquired Companies as Guarantors. The Acquired Companies shall have been released as guarantors under the Seller Credit Facility and the Seller Senior Notes.

6.2. Conditions to the Obligations of the Seller. The obligations of the Seller to effectuate the Contemplated Transactions are subject to the fulfillment or satisfaction at or prior to the Closing of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of the Purchaser contained in Article 4 shall be accurate in all respects as of the date of the Agreement and as of the Closing (except to the extent any specific representation or warranty speaks as of an earlier date, in which case such representation or warranty shall have been accurate in all respects as of such date), except that any inaccuracies in such representations and warranties will be disregarded for purposes of this Section 6.2(a) if such inaccuracies, considered collectively, do not have a Purchaser Material Adverse Effect as of the Closing Date.

(b) Covenants. The Purchaser shall have performed or complied in all material respects with the agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing Date.

(c) Authorizations. The Seller shall have received from the Purchaser written evidence that the execution, delivery and performance of the Purchaser’s obligations under the Transaction Agreements have been duly and validly approved and authorized and that all necessary corporate or organizational approvals of the Purchaser have been obtained.

(d) Other Transaction Agreements and Related Instruments. The Purchaser shall have executed and delivered to the Seller (or caused to have been delivered, as applicable) each item described in Section 2.3(b).

(e) Officer’s Certificate. The Purchaser shall have delivered to the Seller a certificate signed by an officer of the Purchaser, certifying that the conditions specified in Section 6.1(a) (insofar as Section 6.1(a) relates to Legal Proceedings against the Purchaser) and Sections 6.2(a) and (b) are satisfied in all respects.

(f) Closing Purchase Price. The Closing Purchase Price shall have been received by the Seller in accordance with Section 2.3(b)(i).

6.3. Conditions to the Obligations of the Purchaser. The obligations of the Purchaser to effectuate the Contemplated Transactions are subject to the fulfillment or satisfaction on and as of the Closing of each of the following conditions:

(a) Accuracy of Representations and Warranties. The representations and warranties of the Seller contained in Article 3 (disregarding any exception or qualification of such representations and warranties that are qualified by the terms “material,” “in all material respects,” “Material Adverse Effect,” or similar words or phrases) shall be accurate in all respects as of the date of the Agreement and as of the Closing (except to the extent any specific representation or warranty speaks as of an earlier date, in which case such representation or warranty will have been accurate in all respects as of such date), except that any inaccuracies in such representations and warranties will be disregarded for purposes of this Section 6.3(a) if such inaccuracies, considered collectively, do not have a Material Adverse Effect as of the Closing Date.

(b) Covenants. The Seller and the other members of the Seller Group shall have performed or complied in all material respects with their respective agreements and covenants required to be performed or complied with under the Agreement as of or prior to the Closing Date.

(c) Authorizations. The Purchaser shall have received from the Seller written evidence that the execution, delivery and performance of the Seller’s obligations under the Transaction Agreements have been duly and validly approved and authorized and that all necessary corporate or organizational approvals of the Seller have been obtained.

(d) Other Transaction Agreements and Related Instruments. The Seller and the other applicable members of the Seller Group shall have executed and delivered to the Purchaser (or caused to have been delivered, as applicable) each item described in Section 2.3(a).

(e) Officer’s Certificate. The Seller shall have delivered to the Purchaser a certificate signed by an officer of the Seller, certifying that the conditions specified in Section 6.1(a) (insofar as Section 6.1(a) relates to Legal Proceedings against the Seller) and Sections 6.3(a) and (b) are satisfied in all respects.

(f) Pre-Closing Transfer. The Pre-Closing Transfer shall have been completed.

ARTICLE 7

TERMINATION OF AGREEMENT

7.1. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) By mutual written consent of the Purchaser and the Seller;

(b) By either the Purchaser or the Seller for any reason if the Closing has not occurred by March 31, 2017 (the “Termination Date”); provided, however, that a Party cannot terminate this Agreement under this provision if the failure of the Closing to occur is the result of the failure on the part of such Party to perform any of its obligations hereunder or under any other Transaction Agreement.

(c) By either the Purchaser or the Seller if any Governmental Entity has issued a final, non-appealable Order or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting a material portion of the Contemplated Transactions;

(d) By the Purchaser if the Seller shall have breached any of its representations, warranties, covenants, obligations or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) (A) cannot, by its nature, be cured by the Termination Date or (B) if curable, is not cured on or before the 60th day after the Seller’s receipt of written notice of such breach from the Purchaser;

(e) By the Seller if the Purchaser shall have breached any of its representations, warranties, covenants, obligations or agreements contained in this Agreement, which breach (i) would give rise to the failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) (A) cannot, by its nature, be cured by the Termination Date or (B) if curable, is not cured on or before the 60th day after the Purchaser’s receipt of written notice of such breach from the Seller; or

(f) By the Seller if, on or after October 31, 2016, (i) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied or waived (other than (A) conditions that cannot be satisfied until the Closing has actually occurred, provided that such conditions are capable of being satisfied at the Closing, or (B) conditions that have not been satisfied due to any breach of this Agreement by the Purchaser), (ii) the Seller has confirmed in writing to the Purchaser that all conditions set forth in Section 6.2 have been satisfied or are capable of being satisfied at the Closing or waived, and that the Seller is prepared to consummate the Closing (assuming the Purchaser pays the Closing Purchase Price to the Seller) pursuant to the terms of this Agreement, (iii) the Debt Financing is not funded, and (iv) the Purchaser fails to consummate the Closing when the Closing is required to occur pursuant to Section 2.2.

Any valid termination of this Agreement in accordance with this Section 7.1 will become effective by the delivery of written notice by the terminating Party to the other Party.

7.2. Effect of Termination. Except as expressly provided in Section 7.3, upon valid termination of this Agreement in accordance with this Article 7, this Agreement and the rights and obligations of the Parties under this Agreement automatically end without any Liability against any Party or its Affiliates, except that nothing in this Section 7.2 relieves any Party from Liability for the breach of any provisions of this Agreement prior to termination, and the provisions of Section 5.5 (Confidentiality), this Section 7.2, Section 7.4 (Nonexclusivity of Termination Rights), and Article 11 (Miscellaneous) will remain in full force and effect and survive any termination of this Agreement. If the Purchaser or the Seller terminates this Agreement pursuant to this Article 7, the Purchaser will comply with the NDA regarding the return and destruction of any documents furnished to the Purchaser in connection with this Agreement.

7.3. Termination Fee.

(a) In the event that the Seller validly terminates this Agreement pursuant to Section 7.1(f), then the Purchaser shall pay, or cause to be paid, a termination fee of $50,000,000 (the “Termination Fee”) to the Seller within five Business Days following such termination, by wire transfer of immediately available funds to an account specified by the Seller in writing to the Purchaser. In the event that the Seller shall receive full payment of the Termination Fee pursuant to this Section 7.3(a), then, except for (i) the rights of the Parties under the NDA, and (ii) any amounts due under Section 7.3(c), Section 11.7 and/or the last two sentences of Section 5.11(d), the receipt of the Termination Fee shall be the sole and exclusive remedy for any and all Damages suffered or incurred by, the Seller, or any of its Affiliates or any of its or their Representatives (the “Seller Related Parties”) in connection with this Agreement or the other Transaction Agreement (and the termination hereof or thereof), the Debt Commitment Letter, the Contemplated Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination, and no Seller Related Parties shall be entitled to bring or maintain any claim, action or proceeding against the Purchaser, the Financing Sources any of their respective Affiliates or any of their or their respective Representatives (the “Purchaser Related Parties”) arising out of or in connection with this Agreement or the other Transaction Agreement (and the termination hereof or thereof), the Debt Commitment Letter, the Contemplated Transactions (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(b) Notwithstanding anything to the contrary contained herein, (i) in no event shall the Purchaser be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times or upon the occurrence of different events; and (ii) while the Seller may pursue specific performance to the extent permitted in accordance with Section 11.13, under no circumstances shall the Seller be permitted or entitled to receive both specific performance of the type contemplated by Section 11.13(b) and the Termination Fee. Except as provided in Section 7.3(a), in no event shall Seller or any of the Seller Related Parties seek or obtain, nor shall they permit any of their Representatives or any other Person on their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, collectively any monetary recovery or award in excess of the Termination Fee against the Purchaser or any of the Purchaser Related Parties for, or with respect to, any valid termination of this Agreement by Seller pursuant to Section 7.1(f). Solely for purposes of establishing the basis for the amount of the Termination Fee, and without in any way increasing the amount of the Termination Fee or expanding the circumstances in which the Termination Fee is to be paid, each Party confirms that (i) each event or circumstance giving rise to the obligation to pay the Termination Fee would cause significant damage to the Seller and its Affiliates that would be inherently difficult to quantify and prove, (ii) the Termination Fee provided for hereunder is intended to provide fair compensation in response to that damage, is not intended to be punitive, and is reasonable in amount in relation to the circumstances under which it would become payable, and (iii) the Termination Fee is a liquidated damage, and not a penalty.

(c) The Parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the Contemplated Transactions and that, without these agreements, the Parties would not enter into this Agreement. Without limiting any other rights of the Seller hereunder, if the Purchaser fails to pay the Termination Fee when due, and, in order to obtain such payment, the Seller commences a Legal Proceeding that results in a final, binding and non-appealable judgment against the Purchaser for the Termination Fee, the Purchaser shall pay to the Seller, together with the Termination Fee, interest on the Termination Fee from the date of termination of this Agreement in accordance with Section 11.14.

7.4. Nonexclusivity of Termination Rights. Other than as specifically set forth in Section 7.3, exercise by any Party of its right to terminate this Agreement pursuant to Section 7.1 will not be deemed to be an election of remedies and will not be deemed to prejudice, or to constitute or operate as a waiver of, any other right or remedy that such Party may be entitled to exercise (whether under this Agreement, under any other Contract, under any statute, rule or other Laws, at common law, in equity or otherwise).

ARTICLE 8

INDEMNIFICATION

8.1. Survival.

(a) The representations and warranties of the Parties contained in this Agreement, or any instrument delivered by the Parties pursuant to this Agreement, will survive the Closing and terminate on the date that is 18 months following the Closing Date; provided, however, that the Fundamental Representations shall survive the Closing and terminate on the six-year anniversary of the Closing Date; provided, further, that if notice of a claim for indemnification under Section 8.2 or Section 8.3 shall have been provided to the Seller or the Purchaser, as the case may be, within the applicable survival period, in accordance with Section 8.4, then, notwithstanding anything to the contrary above, any representations or warranties that are the subject of such claim for indemnification that would otherwise terminate pursuant to this Section 8.1(a) shall survive as to such claim, and that claim only, until such time as such claim is fully and finally resolved.

(b) The covenants and other agreements of the Parties contained in this Agreement will remain in full force and effect in accordance with their terms (or, if no survival period is specified, indefinitely); provided, however, that (i) an Indemnifying Party shall not be required to indemnify for, and will have no liability for, any breach of, or failure to perform, any covenant, obligation or other agreement unless a Claim Notice in accordance with Section 8.4 regarding such claim is given to the Indemnifying Party no later than the close of business on the 12-month anniversary of (x) the Closing Date, for any covenant or other agreement that by its terms was to be performed prior to the Closing, and (y) the date such breach or failure to perform first occurred, for any covenant or agreement that remains in full force and effect after the Closing and (ii) if written notice of a claim for indemnification under Section 8.2 or Section 8.3 shall have been provided to the Seller or the Purchaser, as the case may be, within the applicable survival period (including, with respect to covenants, obligations and agreements, as provided in the preceding clause (i)), in good faith and in accordance with Section 8.4, then, notwithstanding anything to the contrary above, any matters, covenants or agreements that are the subject of such claim for indemnification that would otherwise terminate pursuant to this Section 8.1(b) shall survive as to such claim, and that claim only, until such time as such claim is fully and finally resolved.

8.2. Indemnification by the Seller. Following the Closing, and subject to the limitations expressly set forth in Section 8.5 hereof, the Seller will indemnify, defend and hold harmless the Purchaser and its directors, officers, employees, agents and Affiliates (collectively, the “Purchaser Indemnitees”) from and against all Damages (other than Damages with respect to Excluded Taxes, for which the provisions of Section 9.1(a) will govern) incurred by the Purchaser Indemnitees arising out of or resulting from the following:

(a) any breach of any representation, or warranty of the Seller set forth in this Agreement or any instrument delivered by the Seller pursuant hereto;

(b) any breach of any covenant of the Seller set forth in this Agreement;

(c) Specified Legal Proceedings; and

(d) the matters identified on Schedule 8.2(d).

8.3. Indemnification by the Purchaser. Following the Closing, and subject to the limitations expressly set forth in Section 8.5 hereof, the Purchaser will indemnify, defend and hold harmless the Seller and its directors, officers, employees, agents and Affiliates (collectively, the “Seller Indemnitees”) from and against all Damages (other than Damages with respect to Taxes, for which the provisions of Section 9.1(b) will govern) incurred by the Seller Indemnitees arising out of or resulting from the following:

(a) any breach of any representation, warranty or covenant of the Purchaser set forth in this Agreement or any instrument delivered by the Purchaser pursuant hereto;

(b) any Assumed Liability; and

(c) the operation of the Business following the Closing.

8.4. Claim Procedure.

(a) Claim Notice. A party that seeks indemnity under this Article 8 or Article 9 (an “Indemnified Party”) will give prompt written notice (a “Claim Notice”) to the party from whom indemnification is sought (an “Indemnifying Party”). The Claim Notice shall contain (i) a reasonably detailed description and, if known, estimated amount (the “Claimed Amount”) of any Damages incurred or reasonably expected to be incurred by the Indemnified Party, (ii) a reasonably detailed explanation of the basis for the Claim Notice to the extent then known by the Indemnified Party (including any supporting documents required by Section 8.4(d)), and (iii) a demand for payment of those Damages, provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability hereunder except to the extent (and only to the extent that) the Indemnifying Party’s ability to remedy, contest, defend or settle such claim is actually prejudiced by such delay or deficiency.

(b) Response to Notice of Claim. Within 45 days after delivery of a Claim Notice, the Indemnifying Party will deliver to the Indemnified Party a written response (the “Response”) in which the Indemnifying Party may:

(i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, and, within five Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Claimed Amount to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party;

(ii) agree that the Indemnified Party is entitled to receive part, but not all, of the Claimed Amount (such portion, the “Agreed Portion”), and, within five Business Days of the Indemnified Party’s receipt of the Response, the Indemnifying Party will pay the Agreed Portion to the Indemnified Party in accordance with a payment and distribution method reasonably acceptable to the Indemnified Party; or

(iii) dispute that the Indemnified Party is entitled to receive any of the Claimed Amount.

If no Response is delivered by the Indemnifying Party to the Indemnified Party within such 45 day period, then the Indemnifying Party will be deemed to have disputed that the Indemnified Party is entitled to receive any of the Claimed Amount.

(c) Contested Claims. If the Indemnifying Party disputes (or is deemed to have disputed) the Claimed Amount, or any portion thereof, pursuant to Section 8.4(b), such Dispute will be governed by, and subject to the terms of, Section 11.1.

(d) Third Party Claims.

(i) If the Indemnified Party receives notice or otherwise learns of the assertion by a Person other than a Purchaser Indemnitee or Seller Indemnitee of any claim, suit, audit or other proceeding (including any Tax Contest, governmental investigation or grand jury investigation) with respect to which the Indemnifying Party may be obligated to provide indemnification under this Article 8 or Article 9 (a “Third Party Claim”), the Indemnified Party will provide a Claim Notice to the Indemnifying Party promptly. Such Claim Notice will be accompanied by reasonable supporting documentation submitted by such Third Party (to the extent then in the possession of the Indemnified Party) and will describe in reasonable detail the facts constituting the basis for such Third Party Claim and the amount of the claimed Damages (in each case to the extent known or reasonably ascertainable by the Indemnified Party); provided, however, that no delay or deficiency on the part of the Indemnified Party in so notifying the Indemnifying Party will relieve the Indemnifying Party of any Liability hereunder except to the extent (and only to the extent that) the Indemnifying Party’s ability to remedy, contest, defend or settle such Third Party Claim is actually prejudiced by such delay or deficiency.

(ii) Within 30 days after receipt of such notification pursuant to Section 8.4(d)(i), the Indemnifying Party may, upon written notice to the Indemnified Party, assume control of the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party, strictly at the cost and expense of the Indemnifying Party; provided that the Indemnifying Party shall not be entitled to assume control of such defense (unless otherwise agreed to in writing by the Indemnified Party) and shall pay the fees and expenses of counsel retained by the Indemnified Party to the extent that (1) the Third Party Claim relates to or arises in connection with any criminal or quasi criminal proceeding, action, indictment, allegation or investigation (other than with respect to the matters contemplated by Section 8.2(c) and Section 8.2(d)); (2) the control of such defense by the Indemnifying Party would limit the Purchaser’s ability to make any claims or receive any recoveries under the Rep & Warranty Policy; (3) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party; (4) the Indemnified Party has been advised by outside legal counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party; (5) upon petition by the Indemnified Party an appropriate court rules that the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim; (6)

the Third Party Claim relates to or arises in connection with a Material Customer (other than those set forth on Schedule 8.4(d)(ii)) and does not relate to or involve any Product of the Seller or its Affiliates (other than the Acquired Companies) or Material Supplier; or (7) the Indemnified Party reasonably believes, based upon the advice of outside legal counsel, that the Damages related to the Third Party Claim will exceed the maximum amount that the Indemnifying Party will be liable for under the applicable provisions of Section 8.2 or Section 8.3, as applicable, and subject to the limitations set forth in Section 8.5. If the Indemnifying Party does not so assume control of such defense or notifies the Indemnified Party that it is reserving any rights with respect to its obligations thereto, the Indemnified Party will be entitled to control such defense. All recovery of any attorney fees, court costs and similar expenses as a result of any such Third Party Claim will belong solely to the Party that bore such cost or expense. The provisions of this Section 8.4(d)(ii) shall not apply to the matters covered by Sections 8.2(c).

(iii) The Party not controlling such defense (the “Non-Controlling Party”) may participate therein at its own expense, subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality. The Party controlling such defense (the “Controlling Party”) will keep the Non-Controlling Party reasonably advised of the status of such claim, suit, audit or proceeding and the defense thereof (subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality), and will consider in good faith recommendations made by the Non-Controlling Party with respect thereto. The Non-Controlling Party will furnish the Controlling Party with such information as it may have with respect to such Third Party Claim (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and will otherwise cooperate with and assist the Controlling Party in the defense of such Third Party Claim.

(iv) Except with respect to the Specified Legal Proceedings, if the Indemnifying Party shall control the Third Party Claims, the Indemnifying Party will not agree (or allow any Affiliate to agree) to any settlement of, or the entry of any judgment arising from, any such Third Party Claim without the prior written consent of the Indemnified Party, which will not be unreasonably withheld, delayed or conditioned; provided, however, that the consent of the Indemnified Party will not be required if: (A) such settlement or judgment only involves the payment of money and no injunctive or other equitable relief, (B) the Indemnifying Party agrees in writing to pay all amounts payable pursuant to such settlement or judgment (to the extent indemnifiable pursuant to this Agreement) and (C) such settlement or judgment includes a full, complete and unconditional release, in form and substance reasonably acceptable to the Indemnified Party, of the Indemnified Party from further Liability with respect to the Third Party Claim for which indemnity is provided under Articles 8 or 9.

(v) Notwithstanding the foregoing or anything to the contrary in this Agreement, the Seller and its Affiliates (other than the Acquired Companies) will have the right and the obligation, to control the defense (including the selection of counsel in its reasonable discretion (consistent with the Seller’s historic practices with respect to the retention of counsel in such matters) of any Specified Legal Proceedings). Additionally, without limiting the generality of the foregoing, nothing contained in this Section 8.4 will limit the Seller’s rights contained in Section 10.3 with respect to the Specified Legal Proceedings and each of the matters set forth in Schedule 8.2(d).

8.5. Limitations.

(a) Notwithstanding Section 8.2, the Seller shall not be required to indemnify the Purchaser Indemnitees in respect of any Damages subject to indemnification under Section 8.2(a) (i) unless the Damages associated with any single claim (other than with respect to Fundamental Representations) exceed $10,000 and (ii) unless and until the aggregate of all Damages subject to indemnification under Section 8.2(a) and not subject to the preceding clause (i) (other than with respect to Fundamental Representations) exceeds $5,000,000 (the “Deductible”), in which case the Seller shall only be required to indemnify the Purchaser Indemnitees for Damages in excess, and only in excess, of the Deductible up to an additional $5,000,000 (the “Cap”). Notwithstanding anything herein to the contrary, (A) the Deductible and the Cap shall not apply to Damages to the extent such Damages arise from any claim for indemnification with respect to a Fundamental Representation or for indemnification pursuant to Sections 8.2(b), 8.2(c), or 8.2(d); and (B) in no event will the Seller’s aggregate Liability for any and all matters under or otherwise in connection with this Agreement or the Contemplated Transactions exceed 100% of the Closing Purchase Price (as finally determined pursuant to Section 2.5).

(b) The amount of any Damages for which indemnification is provided pursuant to Articles 8 or 9 will be net of any amounts of any insurance proceeds, payments or reimbursements to the extent actually received by, or paid in kind to, the Indemnified Party or any of its Affiliates, with respect to such Damages (in each case, net of any deductible, costs and expenses actually incurred by such Indemnified Party in collecting such amount). In connection therewith, if, at any time following payment in full by the Indemnifying Party of any amounts of Damages due hereunder, the Indemnified Party or any of its Affiliates, receives any insurance proceeds, payments or reimbursements with respect to such Damages, the Indemnified Party will promptly remit to the Indemnifying Party such proceeds, payments or reimbursements (in each case, net of any deductible, costs and expenses actually incurred by such Indemnified Party in collecting such amount) in an amount not to exceed the amount of the corresponding indemnification payment made by the Indemnifying Party. Notwithstanding any other provision of this Agreement to the contrary, no Indemnified Party will be entitled to indemnification or reimbursement under any provision of this Agreement for any Damages to the extent such Person has been indemnified or reimbursed for such Damages under any other provision of this Agreement or any other Transaction Agreement (including to the extent such indemnification or reimbursement was included as a dollar-for-dollar reduction of the Closing Working Capital). An Indemnified Party will take all steps to mitigate to the extent required by Delaware Law, the applicable indemnifiable Damages.

(c) Notwithstanding anything else in this Agreement, no Party will be liable to any other Party, including in connection with any indemnification obligation pursuant to Articles 8 or 9, for any punitive Damages, except to the extent such Damages have been awarded or paid in connection with a Third Party Claim.

(d) Disregard for Qualification as to Materiality. Notwithstanding anything in this Agreement to the contrary, except with respect to Section 3.5(a) (it being agreed that, for purposes of the second sentence thereof, “in all material respects” shall have the same meaning as such phrase has in the Opinion of Deloitte & Touche LLP dated June 28, 2016 with respect to the consolidated audited financial statements of L&W and its Subsidiaries), Section 3.8(a), Section 3.11(a), the last sentence of Section 3.13(e), Section 3.14(f) and each reference to “Material Contracts,” “Material Customers” and “Material Suppliers” in Article 3 (for example, the term “Material Contract” shall not be read as “Contract”), for purposes of determining whether any representation or warranty has been breached and the amount of Damages arising therefrom, each representation and warranty in this Agreement and the schedules and exhibits hereto shall be read without regard and without giving effect to the terms “material,” “in all material respects,” “Material Adverse Effect,” or similar words or phrases contained in such representation or warranty (as if such words or phrases were deleted from such representation and warranty).

(e) Fraud. Notwithstanding anything in this Agreement to the contrary (including any survival periods applicable to the representations, warranties, covenants and agreements contained herein, any limitations on remedies or recoveries, any disclaimers of reliance or any similar limitations or disclaimers (including, for the avoidance of doubt, those limitations or disclaimers set forth in Sections 8.5 and 8.6), nothing in this Agreement (or elsewhere) shall limit or restrict any Indemnified Party’s rights or ability to maintain or recover any amounts in connection with any fraud.

8.6. Exclusive Remedy.

(a) Except (i) as otherwise set forth in this Agreement (including Section 2.5) or (ii) as set forth in the Transaction Agreements, following the Closing, the sole and exclusive remedy of any Purchaser Indemnitee with respect to any monetary Damages arising in connection with the covenants and agreements set forth in this Agreement will be pursuant to the indemnification obligations set forth in Section 8.2 and Section 9.1(a). Except as contemplated in this Article 8 and Article 9 or as otherwise set forth herein, following the Closing, the Seller will not have any Liability under this Agreement; provided, however, that the foregoing will not (i) prohibit the Purchaser from seeking injunctive relief in accordance with Section 11.13 from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce this Agreement or any of the terms or provisions hereof or (ii) interfere with the dispute resolution process set forth in Section 2.5(c).

(b) Except (i) as otherwise set forth in this Agreement (including Section 2.5) or (ii) as set forth in the Transaction Agreements, following the Closing, the sole and exclusive remedy of any Seller Indemnitee with respect to any monetary Damages arising in connection with the covenants and agreements set forth in this Agreement will be pursuant to the indemnification obligations set forth in Section 8.3 and Section 9.1(b). Except as contemplated in this Article 8 and Article 9 or as otherwise set forth herein, following the Closing, the Purchaser will not have any Liability under this Agreement; provided, however, that the foregoing will not (i) prohibit the Seller from seeking injunctive relief in accordance with Section 11.13 from a court of competent jurisdiction to prevent any failure or breach or to specifically enforce this Agreement or any of the terms or provisions thereof or (ii) interfere with the dispute resolution process set forth in Section 2.5(c).

8.7. Exercise of Remedies by Persons Other than the Parties. No Purchaser Indemnitee (other than the Purchaser or any successor or assignee of the Purchaser) is entitled to assert any indemnification claim under this Agreement unless the Purchaser (or any successor or assignee of the Purchaser) consents to the assertion of the indemnification claim. No Seller Indemnitee (other than the Seller or any successor or assignee of the Seller) is entitled to assert any indemnification claim under this Agreement unless the Seller (or any successor or assignee of the Seller) consents to the assertion of the indemnification claim.

8.8. Release.

(a) Effective as of the Closing Date, the Seller and each member of the Seller Group (each a “Seller Releasor”), on behalf of itself and its Affiliates, legal representatives, successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of the Acquired Companies and each of their respective past, present or future officers, managers, directors, shareholders, partners, members, Affiliates, employees, counsel and agents (each an “Acquired Company Releasee”) of, from and against any and all Claims which such Seller Releasor or its Affiliates, legal representatives, successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever arising out of the operation of the Business or the ownership by the Seller Group of the Acquired Companies prior to the Closing Date, excluding (i) Claims for amounts owed, or that become owed, by an Acquired Company in connection with any Acquired Company’s purchase of Products or Services from Seller or any of its Affiliates in the Ordinary Course prior to the Closing Date, and (ii) Claims made in connection with any of the intercompany arrangements set forth on Schedule 5.3 (the “Released Matters”). Each Seller Releasor agrees not to, and agrees to cause its respective Affiliates and Subsidiaries not to, assert any Claim against the Acquired Company Releasees with respect to the Released Matters. Notwithstanding the foregoing, each Seller Releasor and its respective Affiliates, legal representatives, successors and assigns retain all of, do not release any of, and are free to assert any Claim relating to, their rights and interests under the terms of this Agreement and the other Transaction Agreements, the obligations of the Seller Group explicitly set forth in any provisions of this Agreement or the other Transaction Agreements, or with respect to any Claim or Damages resulting from such Person’s fraud or criminal act. Each Seller Releasor acknowledges that it has received or has had the opportunity to receive independent legal advice from its attorneys regarding this waiver, and each Seller Releasor hereby assumes full responsibility for any Damages which it may hereunder incur by reason of such waiver.

(b) Effective as of the Closing Date, the Purchaser (the “Purchaser Releasor”), on behalf of each Acquired Company and its Affiliates, legal representatives, successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by Law, each of the past and present officers, managers, directors, employees, counsel and agents of the Seller Group (each a “Seller Releasee”) of, from and against any and all Claims which the Purchaser Releasor or its Affiliates, legal representatives, successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever arising out of the Released Matters. The Purchaser Releasor agrees not to, and agrees to cause the Acquired Companies not to, assert any Claim against the Seller Releasees with respect to the Released Matters. Notwithstanding the foregoing, the Purchaser Releasor and its respective Affiliates, legal representatives, successors and assigns retain all of, do not release any of, and are free to assert any Claim relating to, their rights and interests under the terms of this Agreement and the other Transaction Agreements, the obligations of the Purchaser explicitly set forth in any provisions of this Agreement or the other Transaction Agreements, or with respect to any Claim or Damages resulting from such Person’s fraud or criminal act. The Purchaser Releasor acknowledges that it has received or has had the opportunity to receive independent legal advice from its attorneys regarding this waiver, and the Purchaser Releasor hereby assumes full responsibility for any Damages which it may hereunder incur by reason of such waiver.

ARTICLE 9

TAX MATTERS

9.1. Liability and Indemnification for Taxes.

(a) The Seller will indemnify the Purchaser Indemnitees against all Excluded Taxes, other than Taxes that are reflected in the calculation of the Final Closing Working Capital. Any Purchaser Indemnitee seeking indemnity under this Article 9 will comply with the claims procedure set forth in Section 8.4 as modified by this Article 9.

(b) The Purchaser will indemnify the Seller Indemnitees against (i) all Taxes of any Acquired Company that are not an Excluded Tax (other than Taxes which give rise to an indemnity claim under Section 8.2), (ii) the Purchaser’s share of any Transfer Taxes determined pursuant to Section 9.1(d), and (iii) any Taxes resulting from the breach of any covenant or other obligation of the Purchaser under this Agreement (including this Article 9). Any Seller Indemnitee seeking indemnity under this Article 9 will comply with the claims procedure set forth in Section 8.4 as modified by this Article 9.

(c) With respect to determining the Taxes for any Straddle Period that are attributable to the portion of the Straddle Period ending on the Closing Date and the portion beginning on the day after the Closing Date, the Parties agree that Taxes will be allocated based on a closing of the books at the end of the Closing Date, except that (i) Tax items of a periodic nature or measured by the level of any item, such as real and personal ad valorem property Taxes and depreciation allowances calculated on an annual or periodic basis, will be allocated by apportioning a pro-rata portion of such Taxes to each day in the relevant Straddle Period and (ii) Tax items resulting from activities or transactions on the Closing Date, but after the Closing, that are not in the Ordinary Course or otherwise result from actions described in Section 9.5 will be treated as occurring on the day after the Closing Date.

(d) Any applicable sales, use, transfer, stamp, stock transfer or similar Taxes that are or become due and payable as a result of the Contemplated Transactions, whether such Taxes are imposed by Law on the Acquired Companies, the other Acquired Assets, the Seller Group or the Purchaser (such Taxes, the “Transfer Taxes”), will be borne and paid fifty percent (50%) by the Seller and fifty percent (50%) by the Purchaser. The

Parties will cooperate with each other in minimizing the amount of any Transfer Taxes to the extent permitted by applicable Law (including the provision of any information or preparation of any documentation that may be necessary or useful for obtaining any available mitigation, reduction or exemption from any such Transfer Taxes). Any Tax Returns that are required to be filed with respect to any Transfer Taxes will be prepared and filed by the Party that customarily has primary responsibility for filing such Tax Returns pursuant to the applicable Law.

(e) All of the Seller’s obligations for Taxes under this Section 9.1 and Seller’s obligation under Section 8.2 to indemnify for Taxes resulting from a violation of representations under Section 3.6 and Section 3.13 represent Seller’s sole and exclusive obligation for Taxes. Seller’s obligation to indemnify for Taxes under Section 8.2 will be subject to the limitations provided for in Section 8.5(a).

9.2. Tax Refunds and Tax Benefits. Any Tax refund or credit in lieu of a refund (including any interest paid or credit with respect thereto) relating to Excluded Taxes (or is with respect to Taxes paid or accrued by any Acquired Company on or prior to the Closing Date) or reflected in the calculation of the Final Closing Working Capital will be the property of the Seller (other than Tax refunds or credits that relate to the carryback of net operating losses or other Tax attributes economically generated after the Closing Date), and if received by the Purchaser or any Acquired Company or one of their Affiliates, will be paid over promptly to the Seller, net of any reasonable out-of-pocket costs to the Purchaser (including any Taxes imposed with respect to the Purchaser’s receipt of such refund or credit). The Purchaser will, if the Seller so requests and at the Seller’s expense, cause the Acquired Companies to file for and use its Reasonable Efforts to obtain and expedite the receipt of any refund to which the Seller is entitled under this Section 9.2. The Purchaser will permit the Seller to participate (at the Seller’s expense) in the prosecution of any such refund claim.

9.3. Cooperation. Each of the Seller and the Purchaser agree that it will (and will cause its respective Affiliates to):

(a) Provide assistance to the other Party as reasonably requested in preparing and filing Tax Returns, responding to Tax Contests, and recovering any Transfer Tax, in each case, relating to Taxes concerning the Acquired Companies, the other Acquired Assets, or the Business;

(b) Make available to the other Party as reasonably requested all information, Tax Returns (including any pro forma Tax Returns), records and documents relating to Taxes concerning the Acquired Companies, the Acquired Assets and the Business, except that nothing in this Agreement shall require the Parties to provide any Tax Returns that include the results of entities other than the Acquired Companies (e.g., the Seller’s U.S. consolidated federal tax return);

(c) Retain any Tax Returns and other books and records that could reasonably be expected to be necessary or useful in connection with (i) any preparation or filing by any other Party of any Tax Returns concerning the Acquired Companies, the other Acquired Assets or the Business, or (ii) any Tax Contest or other examination or proceeding relating to Taxes concerning the Acquired Companies, the other Acquired Assets or the Business. Such books and records will be retained until the expiration of the applicable statute of limitations (including extensions thereof); and

(d) Execute any powers of attorney or other documents that will allow an Indemnifying Party to take control of a Tax Contest as contemplated by Section 8.4.

9.4. Tax Returns of the Acquired Companies.

(a) The Seller, at its sole cost and expense, will prepare and timely file, or cause to be prepared and timely filed, all Tax Returns of the Acquired Companies due prior to the Closing Date and all Income Tax Returns of, or with respect to, any Acquired Company for any Pre-Closing Period (whether due on, before, or after the Closing Date) (collectively, “Seller Prepared Returns”). All Seller Prepared Returns will be prepared on a basis consistent with current practices, procedures, and accounting methods of the Seller and the Acquired Companies. To the extent an Acquired Company is required to file any Seller Prepared Returns after the Closing Date, the Seller will submit such Tax Return to the Purchaser as early as practicable prior to the due date (after applicable extensions) of such Tax Return for the Purchaser’s review and comment, and, to the extent that the Purchaser makes any timely comments, the Seller will make appropriate changes to the Seller Prepared Return to reflect the Purchaser’s reasonable requests. The Purchaser will cause the applicable Acquired Company to file such Seller Prepared Tax Return as amended without further change or modification. Notwithstanding the foregoing, the Seller shall not be required to submit any information to the Purchaser with respect to the Seller or any of the Seller’s Affiliates that is not also an Acquired Company including but not limited, to any consolidated, combined or unitary returns that include companies other than the Acquired Companies.

(b) The Purchaser, at its sole cost and expense, will prepare and timely file, or caused to be prepared and timely filed, all Tax Returns of the Acquired Companies (other than Seller Prepared Returns) (collectively, “Purchaser Prepared Returns”). All Purchaser Prepared Returns, to the extent they relate to a Pre-Closing Period or Straddle Period will be prepared on a basis consistent with current practices, procedures, and accounting methods of the Seller and the Acquired Companies except to the extent required by Law. As early as practicable prior to the due date (after applicable extensions) of any Purchaser Prepared Return that relates to a Pre-Closing Period or Straddle Period, the Purchaser will submit such Tax Return for the Seller’s review and, to the extent that the Seller makes any timely comments, the Purchaser will, or will cause the applicable Acquired Company to, make appropriate changes to the Purchaser Prepared Return to reflect the Seller’s reasonable requests.

9.5. Activities After the Closing. Following the Closing, the Purchaser will not, and will not allow any of its Affiliates (including any Acquired Company) to take any of the following actions without the prior written consent of the Seller: (a) file an amended Tax Return for any Acquired Company with respect to a Pre-Closing Period or Straddle Period; (b) file for, or otherwise request from any Governmental Entity, any administrative ruling (including a private letter ruling or change of method of accounting) regarding the Taxes or Tax Returns of any Acquired Company with respect to a Pre-Closing Period or Straddle

Period; (c) make, revoke, or change any material Tax election of any Acquired Company with respect to a Pre-Closing Period or Straddle Period; or (d) agree to extend, waive, or toll any statute of limitations with respect to the assessment or collection of any Tax of any Acquired Company in a Pre-Closing Period or Straddle Period (other than customary automatic extensions to file Tax Returns obtained in the Ordinary Course).

9.6. Tax Sharing Agreements. All Tax sharing agreements, Tax allocation agreements, Tax indemnity obligations, and similar agreements, arrangements, understandings, and practices with respect to Taxes between any of the Acquired Companies and the Seller and its Affiliates, and all powers of attorney with respect to Taxes relating to any of the Acquired Companies will be cancelled (or appropriately amended) so that no Acquired Company has any rights or obligations thereunder after the Closing.

9.7. Claims Procedure. Notwithstanding anything to the contrary in this Agreement generally, or Section 8.4 specifically, the Seller shall, at the sole expense of the Seller, control any Tax Contest related to (i) Excluded Taxes with respect to the sales or use Taxes and (ii) Tax Returns that include the Seller or the Seller’s Affiliates who are not also Acquired Companies including, but not limited to, consolidated, combined or unitary tax returns. To the extent any Tax Contest described in the preceding sentence includes or otherwise could reasonably be expected to affect one or more of the Acquired Companies, the Purchaser shall be entitled to participate in such Tax Contest at the Purchaser’s expense.

9.8. Section 338(h)(10) Election. At the sole election of the Purchaser, the Purchaser (or its applicable Affiliate) and the Seller shall jointly make and file an election under Section 338(h)(10) of the Code (and any corresponding elections under state or local Law) with respect to the purchase and sale of L&W and each of its Subsidiaries that is treated as a corporation for Tax purposes pursuant to this Agreement (the “Section 338(h)(10) Election”). The Seller agrees not to take any action that could cause such Section 338 Election to be invalid or ineffective, and shall take no position contrary thereto, unless required pursuant to a determination (as defined in Section 1313(a) of the Code or any similar state, local or non-U.S. Law).

ARTICLE 10

OTHER AGREEMENTS

10.1. Further Assurances.

(a) Without limiting the other provisions of this Agreement, prior to and following the Closing, each Party agrees to use Reasonable Efforts to cooperate fully with the other Party and to execute such further instruments, documents and agreements, and to give such further written assurances, as may be reasonably requested by any other Party to evidence and reflect the Contemplated Transactions. In connection therewith, each Party agrees to comply, and will cause its applicable Affiliates to comply, with its respective pre-Closing commitments, obligations and covenants under this Agreement. Without limiting the generality of the foregoing, in the event (i) Purchaser or any member of the Seller Group becomes aware after the Closing of any Acquired Asset that was not assigned to L&W prior to Closing pursuant to Section 1.2(a), the applicable member of the Seller Group shall, and shall cause any of its applicable Affiliates to, execute and deliver all instruments and documents reasonably necessary in connection with (A) in the case of any Acquired Asset owned by the Seller or any of its Affiliates (other than the Acquired Companies), transferring all right, title, and interest in and to such Acquired Asset to L&W, or (B) in the case of an Acquired Asset owned by a Third Party, granting to L&W a license or other right to use such Acquired Asset (if permitted by the applicable Third Party) on substantially equivalent terms (including with respect to costs and scope of use) pursuant to which such Acquired Asset was used by the Business prior to Closing, or (ii) Purchaser becomes aware after the Closing of an Asset that was retained by an Acquired Company that is not (x) an Acquired Asset or (y) an Asset of an Acquired Company related to the Business, then Purchaser will cause such Asset to be delivered to Seller.

(b) Without limiting the foregoing, with reference to the Transition Services Agreement, each Party agrees that, from the date hereof through the Closing, it will cooperate fully with the other Party in identifying and agreeing in good faith upon the Transition Services (as defined in the Transition Services Agreement) and the details thereof to be set forth on Annex A or Annex B thereto in respect of such Transition Services as reasonably necessary for the transfer of the Business to the Purchaser. Except as set forth in the Transition Services Agreement, such Transition Services will be provided for a period not to exceed 12 months and for consideration as set forth in the Transition Services Agreement, and will be limited to those services performed for the Business immediately prior to the date of this Agreement. The Parties will use Reasonable Efforts to finalize Annex A and Annex B to the Transition Services Agreement within 30 days from the date of this Agreement, but in any event will use Reasonable Efforts to finalize Annex A and Annex B to the Transition Services Agreement no later than the Closing.

10.2. Wrong Pocket. If after the Closing any member of the Seller Group receives any payment related to any Acquired Asset which should be paid to the Purchaser pursuant to the terms of this Agreement, the Seller agrees to promptly remit (or cause to be promptly remitted) such funds to the Purchaser. If after the Closing the Purchaser or any of its Affiliates (including the Acquired Companies) receives any payment that is not related to the Business, or is otherwise intended to be a payment made to Seller or its Affiliates (other than an Acquired Company), then Purchaser agrees to promptly remit (or cause to be promptly remitted) such funds to the Seller. The Parties agree to treat the ultimate recipient of any such funds as having received the payment ab initio for all applicable Tax purposes.

10.3. Cooperation; Records and Documents.

(a) If, after the Closing Date, any Party shall reasonably require the participation of officers or employees then employed by any other Party to aid in the investigation, defense or prosecution of Legal Proceedings, and so long as there exists no conflict of interest between the Parties, the Party receiving the request shall make such officers and employees reasonably available to participate in such Legal Proceedings. Notwithstanding the foregoing and anything to the contrary, and consistent with the Seller’s control of the defense of such Specified Legal Proceedings or any of the matters set forth in Schedule 8.2(d) pursuant to Section 8.4(d)(v), if, after the Closing Date, the Seller (i) requires the participation of officers or employees then employed by the Purchaser or any Acquired

Company, including the Employees, and/or (ii) requires the provision of any books and records of the Acquired Companies, whether or not confidential, in the investigation, defense or prosecution of Specified Legal Proceedings or any of the matters set forth in Schedule 8.2(d), the Purchaser and the Acquired Companies will make such officers and employees, including the Employees, available to the Seller and its legal counsel and provide such requested books and records of the Acquired Companies to the Seller. The Purchaser agrees that the participation and availability of the officers and/or employees shall include deposition preparation, deposition attendance and testimony, trial preparation, and trial attendance and testimony. Additionally, the Purchaser will (A) promptly notify the Seller of any communications received by a Governmental Entity or any Third Party in connection with the Specified Legal Proceedings or any of the matters set forth in Schedule 8.2(d), (B) provide the Seller an opportunity to review and comment, and include any comments reasonably requested by the Seller, on any communications, made by the Purchaser or any of its Affiliates (including the Acquired Companies) to any Governmental Entity or Third Party with respect to the Specified Legal Proceedings or any of the matters set forth in Schedule 8.2(d) prior to such communications being made by the Purchaser to the applicable Governmental Entity or Third Party, and (C) if the Seller is not controlling the defense as provided in Section 8.4(d)(v), provide the Seller and its legal counsel the opportunity to be present at any depositions, deposition preparation sessions, court hearings, settlement conferences and any other conferences or meetings (including telephonic) related to the Specified Legal Proceedings or any of the matters set forth in Schedule 8.2(d).

(b) Following the Closing Date, the Seller will grant to the Purchaser and its Representatives, at the Purchaser’s reasonable request (subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality obligation), reasonable access during normal business hours and under reasonable circumstances to, and the right to make copies of those records and documents in the Seller’s possession related to the Business, the Acquired Companies, the Acquired Assets or the Assumed Liabilities as may be reasonably necessary for the Purchaser’s operation of the Business after the Closing. Following the Closing Date, the Purchaser will grant to the Seller and its Representatives, at the Seller’s reasonable request (subject to any limitations that are reasonably required to preserve any applicable privilege or Third Party confidentiality obligation), reasonable access during normal business hours and under reasonable circumstances to, and the right to make copies of those records and documents covering any period prior to the Closing related to the Business, the Acquired Companies or the Acquired Assets as may be reasonably necessary for litigation, internal or governmental investigations, preparation of financial statements or, Tax Returns and Tax audits or other valid business purposes. If the Purchaser elects to dispose of any of such records within seven years after the Closing Date, the Purchaser will first give the Seller 60 days’ written notice, during which period the Seller will have the right to take such records at its cost and expense. If so requested by either the Seller or the Purchaser, the other Party will enter into a mutually reasonably acceptable customary joint defense agreement with the Seller or the Purchaser, as applicable, with respect to any information to be provided to such Party pursuant to this Section 10.3(b). In no event, however, shall anything in this Agreement be construed to require the Seller Group to provide any Tax Return that includes information of any member of the Seller Group.

10.4. RESERVED.

10.5. Confidential Information. The Parties agree as follows:

(a) The Seller agrees that following the Closing Date it will, and will cause its directors, officers, employees, advisors and Affiliates (other than the Acquired Companies) to, keep the Business Confidential Information, confidential, except that such information may be disclosed solely to the extent such disclosure is (i) required by Law or any Governmental Entity (including the rules and regulations of any stock exchange), or (ii) necessary to establish rights, or comply with obligations (including in connection with the defense of indemnified Third Party Claims), under this Agreement; provided that in any such instance, the Seller will promptly notify the Purchaser in order to permit the Purchaser to seek a protective order or take other appropriate action.

(b) The Purchaser agrees that following the Closing Date it will, and will cause its directors, officers, employees, advisors and Affiliates (including the Acquired Companies) to, keep the Seller Confidential Information confidential, except that any Seller Confidential Information may be disclosed solely to the extent such disclosure is (i) required by Law or any Governmental Entity (including the rules and regulations of any stock exchange), or (ii) necessary to establish rights, or comply with obligations (including in connection with the defense of indemnified Third Party Claims) under this Agreement; provided that in any such instance, the Purchaser will promptly notify the Seller in order to permit the Seller to seek a protective order or take other appropriate action.

(c) For the avoidance of doubt, the Purchaser acknowledges and agrees that (i) certain of the Employees may have in their possession, or otherwise have access to, the Seller Confidential Information, and that despite such possession or access no Seller Confidential Information constitutes an Acquired Asset and all such Seller Confidential Information is subject to the provisions of Section 10.5(b) and (ii) such Employees are prohibited from using or disclosing such Seller Confidential Information pursuant to the Seller’s policies and arrangements with former employees. Nothing in this Agreement limits the obligations of the Employees to maintain the confidentiality of the Seller Confidential Information or the rights of the Seller to enforce such policies and arrangements, and the Purchaser agrees to not seek or require the disclosure of any Seller Confidential Information by such Employees in breach of such policies and arrangements.

(d) In no event will the Purchaser or any Acquired Company or any Affiliate or agent of those Persons involved in the operation of the Business advertise or hold itself out as the Seller or any Affiliate of the Seller after the Closing Date.

10.6. Assignment of Acquired Assets.

(a) Notwithstanding any other provision of this Agreement except Section 10.7 (which governs the Shared Contracts), the Seller Group is under no obligation to sell, convey, assign, sublease or transfer, or effect a sale, conveyance, assignment, sublease or transfer, of any Acquired Asset pursuant to Section 1.2(a), if the Seller has not obtained a required consent to assignment or transfer as of the Closing and an attempted assignment or transfer thereof without the consent of a Third Party would constitute a breach or other contravention thereof or a violation of Law, or in any way affect the rights of the Seller or an Acquired Company with respect to such Acquired Asset (“Non-Assignable Assets”).

(b) As to any such Non-Assignable Asset, the Purchaser agrees to continue to use, or cause L&W to use, Reasonable Efforts following the Closing Date to obtain any consent or waiver required to assign to L&W any Non-Assignable Asset, and the Seller agrees to use Reasonable Efforts to cooperate in connection with the same, in each case until the earlier of (i) the date that is six months following the Closing Date or (ii) the current term of such Non-Assignable Asset. If on the Closing Date, any such consent is not obtained or an attempted transfer or assignment would be ineffective or a violation of Law or would impair the rights thereto or thereunder so that L&W would not receive all such rights, then the Seller and the Purchaser will use, and the Purchaser will cause L&W to use, Reasonable Efforts to cooperate for six months following the Closing in any lawful and reasonable arrangement, to the extent so permitted under the terms of such Non-Assignable Asset and applicable Law, such that the Purchaser or one of the Acquired Companies obtains the rights and economic benefits of such Non-Assignable Asset and assumes the economic burdens and obligations of such Non-Assignable Asset on the same terms as set forth therein, including by subcontracting, licensing or sublicensing to L&W of any or all of the Seller Group’s rights and obligations with respect to such Non-Assignable Asset. In any such arrangement, the Purchaser will cause L&W to (i) bear the sole responsibility for completion of the work or provision of goods and services, (ii) bear all Taxes with respect thereto or arising therefrom, (iii) be solely entitled to all benefits thereof, economic or otherwise, (iv) be solely responsible for any warranty or breach thereof, any repurchase, indemnity and service obligations thereof and any Damages related to termination of any Assumed Contracts that are Non-Assignable Assets, and (v) promptly reimburse the reasonable costs and expenses of the Seller and its Affiliates related thereto. If and when such consents or approvals are obtained or such other required actions have been taken, the transfer of such Non-Assignable Asset to either the Purchaser or an Acquired Company will be effected in accordance with the terms of this Agreement.

(c) No Party will be required to expend money, commence any litigation or offer any accommodation (financial or otherwise) to any Third Party to fulfill its obligation under this Section 10.6.

(d) Notwithstanding anything else in this Agreement, no representation, warranty or covenant contained in this Agreement will be deemed to have been breached as a result of the failure to transfer, or cause to be transferred, any Non-Assignable Asset to L&W prior to Closing pursuant to Section 1.2(a).

10.7. Shared Contracts.

(a) Schedule 10.7(a) lists those Shared Contracts that are intended to be split and assigned in part to L&W (the “Assumed Shared Contracts”). The Seller and the Purchaser shall comply with the provisions of Section 1.2(a) prior to the Closing in an effort to split the respective rights and obligations under the Assumed Shared Contracts such that, effective at or prior to the Closing: (i) L&W shall be the beneficiary of the rights and be responsible for the obligations and liabilities under the Assumed Shared Contracts relating to the Business; and (ii) Seller (or its applicable Affiliate) shall remain the beneficiary of the rights and remain responsible for the obligations and liabilities of the remainder of the Assumed Shared Contract. To the extent the consent of a Third Party is required to effect such split and assignment and such consent is not obtained by the Closing, such Assumed Shared Contracts will be treated the same as the Non-Assignable Assets in accordance with Section 10.6.

(b) Schedule 10.7(b) lists those Shared Contracts that the Seller has agreed to use Reasonable Efforts, following receipt of notice from Purchaser pursuant to the second to last sentence of this Section 10.7(b), to replicate for the benefit of L&W, effective at or prior to the Closing (the “Replicated Contracts”). To the extent the consent of a Third Party is required to effect such replication and such consent is not obtained by the Closing, the Parties will have no further obligations with respect to such Replicated Contracts. Purchaser may, at any time prior to 14 calendar days prior to the Closing Date, deliver a written notice to Seller to request replication of any items listed on Schedule 10.7(b) or to remove any item listed on Schedule 10.7(b). Any item removed from Schedule 10.7(b) will be deemed added to Schedule 3.7(b).

10.8. RESERVED.

10.9. Use of Certain Marks. The Purchaser acknowledges that, from and after the Closing, the Seller and its Affiliates (other than the Acquired Companies) will have and retain the absolute and exclusive proprietary right to all of the Seller Marks. After the Closing, neither the Purchaser, nor any Acquired Company, will use any Seller Marks or any logos, trademarks or trade names licensed to the Seller by the International Olympic Committee (unless Purchaser licenses such rights), including in or on any of the Purchaser’s or any Acquired Company’s properties, literature, signage, sales materials or products or otherwise in connection with the marketing, sales and distribution of any goods or services, except as permitted by (and in accordance with the terms and conditions of) the Supply Agreement.

10.10. Closing of Books. Each Party agrees to consult in good faith and cooperate with the other Party and its Representatives, including by making its employees and advisors available to the other Party as reasonably requested, in the closing of the Seller Group’s books and records with respect to the Business as of the Closing Date in accordance with the Seller’s regular closing schedule and procedures.

10.11. Noncompetition.

(a) During the period from the Closing Date until the four-year anniversary of the Closing Date, the Seller will not, and will cause its Affiliates not to, directly or indirectly, within the United States of America, (i) engage in the Business or (ii) manage, operate, or participate in the ownership, management, operation or control of any Business Entity or subset of any Business Entity that is engaged in the Business.

(b) For the avoidance of doubt, consistent with past practice and any reasonable extension thereof, the provisions of Section 10.11(a) will not prohibit the Seller or any of its Affiliates from engaging in the research, development, manufacture, marketing, delivery direct from factory to end users at job sites or manufactured housing manufacturing facilities and deliveries to other distributors, retailers and other resellers at such distributor’s, retailer’s or other reseller’s place of business or delivery to third parties providing warehousing services to Seller or its Affiliates, or sales of its products or any Third Party’s products, or the provision of related services, to end customers, retailers or other distributors, other than through brick-and-mortar wholesale and retail distribution centers like those operated by an Acquired Company that are operated by the Seller or its Affiliates (other than an Acquired Company).

(c) Notwithstanding the foregoing, nothing in this Section 10.11 will prohibit or otherwise restrict the Seller or its Affiliates from:

(i) owning or acquiring an interest in a purely passive and non-controlling mutual fund or similar common investment vehicle that may own an interest in any Business Entity that engages in all or a portion of the Business;

(ii) owning or acquiring, for purposes of passive investment, less than 5% of (A) any class of securities or (B) the value of the Indebtedness of any Business Entity that engages in all or a portion of the Business; and

(iii) acquiring the whole or any part of a Business Entity that does not primarily engage in the Business, or the whole or any part of a business that does not primarily engage in operations that compete with the Business; provided that the Seller or such Affiliate of the Seller will (x) promptly (and in any event within six months) following the acquisition of such Business Entity or business, use its Reasonable Efforts to dispose of the assets representing the portion of such Business Entity or business that competes with the Business and (y) provide the Purchaser with an opportunity to bid on the disposition of such assets; provided, further, that the Seller and its Affiliates shall not be required to dispose of any assets of a Business Entity or business pursuant to this clause (iii) (and shall not be deemed to be in breach of this Section 10.11 for failing to dispose of any such assets) if less than 10% of the gross revenue of the Business Entity or business acquired, as set out in the latest available annual financial statements of such Business Entity or business (determined on a pro forma basis as if the disposition of such assets had occurred as of the first day of the period covered by the latest available annual financial statements), directly resulted from operations that compete with the Business.

(d) The Seller agrees and acknowledges that the potential harm to the Business and/or the Acquired Companies of the non-enforcement of any provision of this Section 10.11 outweighs any potential harm to the Seller of its enforcement by injunction or otherwise. The Seller recognizes that the territorial, time and scope limitations set forth in this Section 10.11 are reasonable and are properly required to protect the Purchaser’s legitimate interest in client relationships, goodwill and trade secrets of the Business, and the Acquired Companies, and that such limitations would not impose any undue burden upon the Seller. In the event that any such territorial, time or scope limitation is deemed to be invalid, prohibited or unenforceable by a court of competent jurisdiction, the Parties agree to the reduction of any or all of said territorial, time or scope limitations to such an area, period or scope as said court will deem reasonable or enforceable under the circumstances. The Parties recognize and affirm that, in the event of a breach by the Seller of any of the provisions of this Section 10.11, money damages would be inadequate and the Purchaser and the Acquired Companies would not have any adequate remedy at law. Accordingly, the Parties agree that the Purchaser and the Acquired Companies may have the right, in addition to any other rights and remedies existing in their favor, to enforce their rights and the Seller’s obligations under this Section 10.11 by an action or actions for specific performance, injunction and/or other equitable relief against the Seller to enforce or prevent any violations, whether anticipatory, continuing or future, of the provisions of this Section 10.11.

10.12. Employee Matters.

(a) Compensation and Benefits.

(i) Except as provided under the terms of the Transition Services Agreement, effective as of the Closing, the Employees will cease active participation in the Seller Plans that are not sponsored or maintained by an Acquired Company and each of the Acquired Companies shall terminate its participation in each of the Seller Plans (other than any Multiemployer Plan to which any of the Acquired Companies is required to contribute under the terms of a Labor Agreement). Except as expressly required by any Labor Agreement with respect to any Multiemployer Plan and the requirements of applicable Law, the Seller and its Affiliates (other than the Acquired Companies) shall assume and retain the sponsorship of and be solely responsible for any and all Liabilities relating to or at any time arising under or in connection with any Seller Plan or other Employee Benefit Plan at any time maintained, sponsored or contributed to or required to be contributed to by the Seller or any of its Affiliates or with respect to which the Seller or any of its Affiliates has any Liability, other than the Company Plans. The Seller and the “selling group” (as defined in Treasury Regulation Section 54.4980B-9, Q&A-2(a)) of which it is a part shall be solely responsible for providing continuation coverage pursuant to Section 4980B(f) of the Code, Part 6 of Subtitle B of Title I of ERISA and similar state Law to those individuals who are “M&A qualified beneficiaries” (as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(b)) whose qualifying event occurs on or prior to the Effective Time. The Purchaser and the “buying group” (as defined in Treasury Regulation Section 54.4980B-9, Q&A-2(c)) of which it is a part shall be solely responsible for providing continuation coverage pursuant to Section 4980B(f) of the Code, Part 6 of Subtitle B of Title I of ERISA and similar state Law to those individuals who are “M&A qualified beneficiaries” whose qualifying event occurs after the Effective Time. The Seller and its Affiliates shall, under the USG Corporation Investment Plan, make all employer contributions that would have been made on behalf of the Employees had the transactions contemplated by this Agreement not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the Closing Date.

(ii) Any Employee who, at his or her election, was covered by the MetLife long-term disability income insurance policy under the USG Selectbenefits

Program immediately prior to the Closing, will receive any benefits to which he or she becomes entitled in accordance with the terms of such policy if such Employee becomes “Disabled” under the terms of the policy as a result of sickness, disease, pregnancy or accidental injury (or such other relevant event, injury or illness) that occurs prior to the Closing.

(iii) The Purchaser will, or will cause the Acquired Companies to, compensate each Employee for at least the one-year period beginning on the Closing Date (or if shorter, the period during which the Employee is employed by the applicable Acquired Company) as follows:

(A) at a base cash compensation level that is no less than the base cash compensation level provided to the Employee by an Acquired Company, the Seller or one of its Affiliates, as applicable, immediately prior to the Closing Date; provided, however, that for Employees who are represented for purposes of collective bargaining by a labor organization under a Labor Agreement (“Represented Employees”), the Purchaser shall, or shall cause the Acquired Companies to, provide wages and other compensation in accordance with the terms and conditions of the applicable Labor Agreements or their economic equivalent;

(B) with respect to the 2016 performance period, with the same level of target incentive pay or other additional cash compensation opportunities as provided under the Company Plans that are listed on Schedule 10.12(a)(iii)(B) of the Seller Disclosure Schedule for which the Employee was eligible immediately prior to the Closing Date; and

(C) with employee benefits that are substantially comparable to those currently offered under the Employee Benefit Plans set forth on Schedule 10.12(a)(iii)(C); provided, however, that with respect to any Represented Employees, the Purchaser shall, or shall cause the Acquired Companies to, provide benefits in accordance with the terms of any applicable Labor Agreements in effect at the relevant time or their economic equivalent, including, where applicable, continuing participation in, and remitting contribution to, multi-employer pension and welfare plans.

(b) Severance. Without limiting Section 10.12(a), if the employment of any Employee is terminated by the Purchaser or an Acquired Company within one year after the Closing Date as a result of an office or branch shut down or closure or business reorganization causing position eliminations, the Purchaser will provide (or cause an Acquired Company to provide) such Employee with the amounts due under any Contract between such Employee and the applicable Acquired Company, or, if no such Contract exists, with the severance payments and benefits that would have been provided to such Employee under the Seller Plan that provides separation benefits for salaried, hourly and management employees as set forth on Schedule 10.12(b) of the Seller Disclosure Schedule or applicable Labor Agreement immediately prior to the Closing Date, based on the Employee’s years of credited service under such Seller Plan. During the one-year period beginning on the Closing Date, a transfer of an Employee’s primary workplace by the Purchaser or one of the Acquired Companies to a location more than 50 miles from the Employee’s primary workplace immediately prior to the Closing Date (A) if accepted, will entitle such Employee to relocation benefits from the Purchaser or the applicable Acquired Company at least equal to the relocation benefits available to similarly situated employees of the Purchaser or any of its Affiliates under the Purchaser Plan that is a relocation policy or (B) if refused (resulting in the termination of the Employee’s employment with the applicable Acquired Company), will entitle the Employee to the severance allowance and benefits provided under this Section 10.12(b).

(c) Service Credit. The Purchaser will, or will cause the Acquired Companies to, provide each Employee with full credit for purposes of eligibility, vesting and, only with respect to any vacation plan or policy, level of benefits, under the Purchaser Plans, other than any equity or equity-based compensation or benefits, for pre-Closing Date service with any Acquired Company, the Seller and its Affiliates (including, without limitation, any of their Controlled Group Members) to the same extent as such service was credited under the comparable Seller Plans for the same purpose immediately prior to the Closing Date; provided, however, that in no event will the Purchaser or the Acquired Companies be required to provide any service credit to any Employee to the extent the provision of such credit would result in any duplication of benefits or compensation.

(d) Union Employees. Notwithstanding anything in this Agreement or in any of the other Transaction Agreements, the terms and conditions of employment of the Employees who are covered by a Labor Agreement shall be as set out in the applicable Labor Agreement (and the Purchaser or the Acquired Companies may offer compensation and employee benefits that are the economic equivalent to those provided for in such Labor Agreements) until such applicable Labor Agreement’s expiration, modification or termination in accordance with its terms or applicable Law.

(e) No Solicitation. The Seller agrees that for a period of 12 months after the Closing Date, except with the prior written consent of the Purchaser, neither the Seller nor any of its Affiliates will, directly or indirectly, or through any of their respective Representatives, solicit to hire or hire any Employee while such Employee is employed by the Purchaser or any of its Affiliates (including the Acquired Companies after the Closing Date); provided that the Seller will not be restricted in any general solicitation for employees not specifically directed at any Employee. The Purchaser agrees that for a period of 12 months after the Closing Date, except with the prior written consent of the Seller, neither the Purchaser nor any of its Affiliates (including the Acquired Companies) will, directly or indirectly, or through any of their respective Representatives, solicit to hire or hire any employee of the Seller or any of its Affiliates while such employee is employed by the Seller or any of its Affiliates; provided that the Purchaser will not be restricted in any general solicitation for employees not specifically directed at employees of the Seller or any of its Affiliates (other than the Acquired Companies).

(f) Employee Communications. Prior to the Closing Date, the Purchaser will not communicate with any Employees without the consent of the Seller. However, the Parties will cooperate with respect to any employee communications regarding any matters provided for herein. The Parties further agree to coordinate in advance any formal meetings or presentations between Employees and the Purchaser’s Representatives and any Purchaser written employee communications to the extent that such formal meetings, presentations or written employee communications are scheduled to occur or to be distributed, as applicable, prior to the Closing Date.

(g) Third Party Beneficiaries. This Section 10.12 will not confer Third-Party beneficiary rights upon any Person, including any Employee, other than the parties to this Agreement. Nothing in this Section 10.12 will be construed as giving to any Employee or any other Person (other than the parties to this Agreement) any legal or equitable right against the Seller or the Purchaser or any of their Affiliates. Nothing in this Section 10.12 will constitute a contract of employment (or guarantee any particular term or condition of employment) or will give any Employee or other Person a right to be employed by or retained in the employ of an Acquired Company, the Seller or the Purchaser or any of their Affiliates, unless the Employee would otherwise have that right under applicable Law, and nothing shall limit the ability of the Purchaser, the Acquired Companies or any of their Affiliates to terminate the employment of any employee (including any Employee) at any time and for any or no reason. Nothing in this Section 10.12 shall be construed as prohibiting or limiting the ability of the Purchaser or any of its Affiliates (including, following the Closing, the Acquired Companies) to amend, modify or terminate any Employee Benefit Plan and nothing in this Section 10.12 shall be construed as an amendment to any such Employee Benefit Plan for any purpose.

(h) Pre-Closing Employee Transfer. Concurrently with the Pre-Closing Transfer, Seller shall transfer any Employees on Schedule A-6 that are on the payroll of Seller or one of its Affiliates (other than an Acquired Company) to L&W’s payroll in a manner consistent with historical moves of employees from Seller and its Affiliates to L&W. Following the Closing, for calendar year 2016, the Seller shall treat the employment of such Employees with the Purchaser and its Affiliates (including the Acquired Companies) as employment with the Seller for all purposes under the Year 2016 Annual Profit Achievement Incentive Program, USG Corporation and the Year 2016 Annual Management Incentive Program, USG Corporation. The Purchaser shall notify the Seller if any such Employee’s employment terminates for any reason during calendar year 2016.

10.13. Access to Seller Insurance.

(a) The Purchaser acknowledges that (i) from and after the Effective Time, the Acquired Companies will be removed from coverage under, and will cease to be insured for occurrences arising after the Effective Time under any of the Seller’s or its Affiliates’ insurance policies (or any self-insurance programs of the Seller and its Affiliates) that afforded coverage to the Seller or its Affiliates or to any of the Acquired Companies (“Historical Insurance Policies”). For the avoidance of doubt, the Purchaser only has rights under the Third Party Insurance Policies as set forth in Section 10.13(b). The Purchaser will be responsible for obtaining any and all insurance coverage for itself and its Affiliates (including the Acquired Companies) after the Effective Time.

(b) At any time after the Closing Date, upon the written request of the Purchaser, the Seller will use Reasonable Efforts to cooperate with the Purchaser and the Acquired Companies to investigate and pursue claims or potential claims with respect to acts, facts, circumstances or omissions occurring prior to the Closing Date under Historical Insurance Policies that are issued by a Third Party (but not any self-insurance programs of the Seller or its Affiliates) (“Third Party Policies”). The Purchaser shall provide Seller with advance notice of such claims or potential claims, and will bear all deductibles and retentions, and any other reasonable expenses, incurred by the Seller or any of its Affiliates in connection with such claims or potential claims, but neither the Purchaser nor any Acquired Company will be obligated to reimburse the Seller for any increase in insurance premiums imposed on the Seller that can reasonably be attributed to the pursuit of claims or potential claims by the Purchaser or its Affiliates (including the Acquired Companies) under the Third Party Policies in accordance with this Section 10.13.

(c) The Seller will retain all rights to control any Historical Insurance Policies, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any Historical Insurance Policies; provided, however, that the Seller will not, and will cause its Affiliates not to, settle, release, commute, buy back or otherwise resolve disputes with respect to any Third Party Policies to the extent that such action will or would reasonably be expected to reduce the limits of coverage provided to the Acquired Companies under such Third Party Policies without the written consent of Purchaser (which will not be unreasonably withheld, conditioned or delayed) and, provided, further, that the Purchaser and Acquired Companies will not settle, release, commute, buy back or otherwise resolve disputes with respect to any Third Party Policies to the extent that such action will or would reasonably be expected to reduce the limits of coverage provided to the Seller under such Third Party Policies without the written consent of Seller (which will not be unreasonably withheld, conditioned or delayed).

(d) Notwithstanding anything in this Section 10.13 to the contrary, this Section 10.13 is subject in all respects to the terms of the Third Party Policies, and to the extent such Third Party Policies do not permit any of the acts described in this Section 10.13, then neither the Seller nor any of its Affiliates will have any obligation or liability to the Purchaser or the Acquired Companies with respect to such acts.

10.14. Licenses.

(a) Effective as of the Closing Date, the Seller hereby grants to the Purchaser a fully paid-up, royalty-free, worldwide, irrevocable, perpetual, non-exclusive, non-sublicenseable, non-transferable license (except in connection with the sale of the Business) to the items set forth on Schedule 10.14(a) in connection with the operation of the Business.

(b) Effective as of the Closing Date, the Purchaser hereby grants to Seller a fully paid-up, royalty-free, worldwide, irrevocable, perpetual, non-exclusive, non-sublicenseable, non-transferable license to use the Trademark “All Interior Supply” in connection with the dissolution of All Interior Supply, LLC.

10.15. Privileged Communications.

(a) The Purchaser agrees, on behalf of itself and its Affiliates (including, after the Closing, on behalf of the Acquired Companies), that all communications in any form or format whatsoever between or among Jones Day and/or any other legal counsel to any of the Acquired Companies (including, in-house legal counsel) (each a “Counsel”), on the one hand, and any Acquired Company or any of their respective directors, officers, employees or other representatives, on the other hand, prior to the Closing that relate in any way to the preparation for or negotiation, documentation and consummation of the Contemplated Transactions or any dispute arising under this Agreement (collectively, the “Privileged Communications”) shall be deemed to be attorney-client privileged and property of the Seller and that the Privileged Communications and the expectation of client confidence relating thereto belong solely to the Seller and may be controlled by the Seller, and shall not pass to or be claimed by the Purchaser or any of the Acquired Companies. Accordingly, the Purchaser will not have access to any such Privileged Communications or to the files of Jones Day relating to the same, regardless of whether the Closing occurs. Notwithstanding the foregoing, in the event that after the Closing a dispute arises between the Purchaser or any Acquired Company, on the one hand, and a Third Party other than a Party to this Agreement, on the other hand, the applicable Acquired Company may assert the attorney-client privilege to prevent disclosure of Privileged Communications to such Third Party; provided, however, that neither the Purchaser nor any Acquired Company may waive such privilege without the prior written consent of the Seller (which consent shall not be unreasonably withheld, conditioned or delayed).

(b) The Purchaser, on behalf of itself and its Affiliates (including, after the Closing, the Acquired Companies) acknowledges and agrees that Jones Day has acted as counsel for the Seller and its Affiliates and that the Seller reasonably anticipates that Jones Day may continue to represent the Seller and/or its Affiliates in future matters. Accordingly, the Purchaser, on behalf of itself and its Affiliates (including, after the Closing, the Acquired Companies) expressly (i) consents to Jones Day’s representation of the Seller and its Affiliates and any of their respective agents (if any of the foregoing Persons so desire) in any matter, including any post-Closing matter in which the interests of the Purchaser and the Acquired Companies, on the one hand, and the Seller or any of its Affiliates, on the other hand, are adverse, including any matter relating to the Contemplated Transactions, and whether or not such matter is one in which Jones Day may have previously advised the Seller, the Acquired Companies or their respective Affiliates and (ii) consents to the arrangements in this Section 10.15 and waives any actual or potential conflict of interest that may be involved in connection with any representation by Jones Day permitted hereunder.

10.16. Acquired Company Insurance. If, after the Closing Date, the Purchaser or its Affiliates (including the Acquired Companies) become aware of any Liability for which it has a claim for indemnification under Schedule 8.2(d) (“Specified Claims”), the Purchaser will, and will cause its Affiliates to, (i) provide Seller notice of such Specified Claim within a reasonable time, (ii) to the extent the Acquired Companies have information sufficient to give notice, provide notice within the time period required by the applicable insurance policies (or if such information is not available, within a reasonable time) to insurers who provide coverage for such Specified Claim under any applicable insurance policies available to the Acquired Companies and listed on Schedule 10.16 (and any other applicable insurance policies identified pursuant to the following sentence), (iii) use Reasonable Efforts to pursue all rights and remedies in connection with, and obtain the benefits under, any such insurance policies, including, litigation and/or arbitration to final adjudication with no right of appeal, in respect of any and all such insurance policies, and (iv) provide the Seller with copies of all material correspondence and pleadings and other communications in connection with such Specified Claim. Purchaser will, and will cause its Affiliates to, cooperate with the Seller to investigate and pursue coverage for any such Specified Claim from all such insurance policies, and cooperate with the Seller to identify and locate any and all potentially available insurance policies that may provide coverage for such Specified Claim, including by providing historical information and documents, and retaining third parties to assist in identifying and pursuing such insurance coverage (provided that the Seller shall, in all circumstances, bear all costs and expenses incurred in connection with any such activities, as well as all other reasonable out-of-pocket expenses incurred by the Purchaser and its Affiliates including the Acquired Companies in fulfilling their respective obligations in this Section 10.16). The Purchaser will maintain all applicable insurance coverage in effect as of the Closing Date relating to pending or potential Specified Claims. In the event of a failure of the Purchaser to fulfill the requirements of this Section 10.16, such failure will relieve Seller of its indemnity obligations with respect to the Specified Claims affected, but only to the extent of any prejudice arising from such failure.

ARTICLE 11

MISCELLANEOUS

11.1. Governing Law; Forum.

(a) The Laws of the State of Delaware (without reference to its principles of conflicts of law) will govern the construction, interpretation and other matters arising out of or in connection with this Agreement and its exhibits, annexes and schedules (whether arising in contract, tort, equity or otherwise).

(b) The Parties agree to try to resolve in a friendly manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement or any agreement or document delivered pursuant hereto or the Transaction Agreements, including any amendments hereof and thereof. Except with respect to matters for which an injunction, specific performance or other equitable relief is sought pursuant to Section 11.13, to the extent that any misunderstanding, dispute, controversy or Claim (a “Dispute”) arising out of or relating to the Contemplated Transactions or the validity, interpretation, breach or termination of any such agreement cannot be resolved agreeably in a friendly manner either the Purchaser or the Seller may by written notice to the other Party (the “Initial Notice”) call for the consideration of such dispute by a high level management employee, which will be the Chief Executive Officer of the Seller and Chief Executive Officer of the Purchaser, or an equivalent position, as the case may be, to discuss and attempt to resolve the Dispute. Such Persons may be assisted by other advisors, including accountants, attorneys and employees, in his or her discussions and negotiations with the other Party. The Purchaser and the Seller agree to negotiate in good faith with one another for an additional period ending 20 days after the date of the Initial Notice. Any Dispute that the Parties cannot resolve through negotiation within such 20-day period may then be submitted to the courts for resolution pursuant to Section 11.1(d). Nothing in this Section 11.1(b) modifies, or relieves any Party from compliance with, any of the other time periods or time limitations set forth in this Agreement. Nothing in this Section 11.1(b) will prevent either Party from resorting to judicial proceedings if relief from a court is believed to be necessary to prevent serious and irreparable injury to one Party or to others.

(c) All offers of compromise or settlement among the Parties or their Representatives in connection with the attempted resolution of any Dispute will be deemed confidential settlement communications that have been delivered in furtherance of a Dispute settlement and will be exempt from discovery and production and will not be admissible in evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Dispute.

(d) Except with respect to Disputes arising out of a Third Party Claim for which an Indemnifying Party has obligations to provide indemnification pursuant to Article 8 or Article 9 (which shall be heard and determined in the courts hearing the applicable Third Party Claim), the Parties irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware over any Dispute arising out of or relating to the Transaction Agreements or any agreement or instrument contemplated thereby or entered into in connection herewith or therewith or any of the transactions contemplated hereby or thereby Notwithstanding anything to the contrary in this agreement, each of the Parties and their Affiliates agrees that it will not bring or support any legal action or judicial proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, involving the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby or thereby, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter, the other Debt Financing Documents or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York in the Borough of Manhattan (and appellate courts thereof). Each Party hereby irrevocably agrees that all Claims in respect of such Dispute or proceeding will be heard and determined in such courts (and the courts hearing appeals from such courts). The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection that they may now or hereafter have to the laying of venue of any such Dispute brought in such court or any defense of inconvenient forum in connection therewith. TO THE EXTENT PERMITTED BY APPLICABLE LAW THEN IN EFFECT, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM WHETHER BASED ON CONTRACT, TORT OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT (INCLUDING ANY ACTION OR PROCEEDING RELATED TO THE DEBT FINANCING OR TO WHICH ANY FINANCING SOURCE IS A PARTY) OR THE ACTION OF ANY OF THE PARTIES THERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

11.2. Binding Effect and Assignment. This Agreement binds and benefits the Parties and their respective successors and assignees, except that the Purchaser will not assign any of its rights under this Agreement prior to the Closing without the prior written consent of the Seller. In addition, no Party may delegate any performance of its obligations under this Agreement, except that the Purchaser may at any time assign, delegate or transfer in whole or in part the performance of its obligations (other than the obligation to pay the Closing Purchase Price) to any Affiliate of the Purchaser so long as the Purchaser (i) remains fully responsible for the performance of the delegated obligations by executing such documents or instruments as the Seller may reasonably request and (ii) such Affiliate executes a written agreement of assumption of such obligations in a form reasonably acceptable to the Seller.

11.3. No Third Party Beneficiary Rights. This Agreement is not intended to and will not be construed to give any Person other than the Parties any interest or rights (including any Third Party beneficiary rights) with respect to or in connection with this Agreement or provision contained herein or contemplated hereby, except, solely with respect to each Financing Source, Section 7.3, Section 11.1(a), Section 11.1(d), this Section 11.3, Section 11.8, Section 11.9 and Section 11.16.

11.4. Severability. If any term or provision of this Agreement is determined to be invalid, illegal or unenforceable, the remaining terms and provisions of this Agreement remain in full force, if the essential terms and conditions of this Agreement for each Party remain valid, binding and enforceable. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Contemplated Transactions are consummated as originally contemplated to the greatest extent possible.

11.5. Entire Agreement; Conflicting Provisions. This Agreement, together with the other Transaction Agreements and all of the exhibits, annexes and schedules attached hereto and thereto, constitute the final, complete and exclusive statement of the Parties’ agreement on the matters contained herein and therein; provided, however, that the provisions of Section 11.1 will not apply to the Supply Agreement. All prior and contemporaneous negotiations and agreements between the Parties on the matters contained in this Agreement and the other Transaction Agreements are superseded by this Agreement and the other Transaction Agreements, including, but subject to Section 5.5(b) hereof, the NDA.

11.6. Counterparts. The Parties may execute this Agreement in multiple counterparts, each of which constitutes an original as against the Party that signed it, and all of which together constitute one agreement. This Agreement is effective upon delivery of one executed counterpart from each Party to the other Party. The signatures of all parties need not appear on the same counterpart. The delivery of signed counterparts by facsimile or email transmission that includes a copy of the sending Party’s signature(s) is as effective as signing and delivering the counterpart in person.

11.7. Expenses. Except to the extent specified otherwise in this Agreement, each Party will pay its own costs, professional fees and other expenses (including all legal,

accounting, broker, lender or investment banking) incurred by it in connection with the Contemplated Transactions; provided that if any Party institutes any Legal Proceeding against the other Party arising out of or relating to this Agreement, the prevailing Party in such Legal Proceeding shall be entitled to receive, in addition to all other Damages to which it may be entitled to reasonable attorneys’ fees and expenses and court costs incurred by the prevailing party.

11.8. Amendment. The Parties may amend this Agreement only by a written agreement signed by the Parties and that identifies itself as an amendment to this Agreement; provided, however, that no modification or amendment to this Agreement shall be made that would adversely affect the rights of the Financing Sources as set forth in Section 7.3, Section 11.1(a), Section 11.1(d), Section 11.3, this Section 11.8, Section 11.9 and Section 11.16 without the prior written consent of the Financing Sources.

11.9. Waiver. The Parties may waive a provision of this Agreement only by a writing signed by the Party against whom enforcement of the waiver is sought; provided, however, that no modification or amendment to this Agreement shall be made that would adversely affect the rights of the Financing Sources as set forth in Section 7.3, Section 11.1(a), Section 11.1(d), Section 11.3, Section 11.8, this Section 11.9 and Section 11.16 without the prior written consent of the Financing Sources. A Party is not prevented from enforcing any right, remedy or condition in the Party’s favor because of any failure or delay in exercising any right or remedy or in requiring satisfaction of any condition, except to the extent that the Party specifically waives the same in writing. A written waiver given for one matter or occasion is effective only in that instance and only for the purpose stated. A waiver once given is not to be construed as a waiver for any other matter or occasion.

11.10. Notices. Each Party giving any notice required or permitted under this Agreement will give the notice in writing, and will be deemed to have been duly given: (a) when received if delivered personally; (b) when transmitted if sent by facsimile or telecopy (with transmission confirmed); (c) the day after it is sent if sent by commercial overnight courier (with receipt confirmed); (d) upon receipt if sent by certified or registered mail (return receipt requested); or (e) when transmitted if sent by email (with receipt confirmed by recipient). Notice to a Party is effective for purposes of this Agreement only if given as provided in this Section 11.10 at the address of which the sending Party has been notified in accordance with this Section 11.10.

If to the Seller:	USG Corporation 550 West Adams Street Chicago, Illinois 60661 Facsimile: 312.672.6815 Attention: Chief Financial Officer Email: mhilzinger@usg.com

With copies to:	USG Corporation 550 West Adams Street Chicago, Illinois

60661

Facsimile: 312.672.6815

Attention: General Counsel

Email: mwarner@usg.com

Jones Day

150 West Jefferson Street

Suite 2100

Detroit, Michigan 48226

Facsimile: +1.313.230.7997

Attention: Timothy Melton

                  Bryan Zair

Email: tmelton@jonesday.com

            bzair@jonesday.com

If to the Purchaser:	ABC Supply Co., Inc. One ABC Parkway Beloit, Wisconsin 53511 Facsimile: 608.363.2449 Attention: Todd Buehl Email: tbuehl@abcsupply.com

With a copy to:

ABC Supply Co., Inc.

200 Randolph Avenue

Huntsville, Alabama 35801

Facsimile: +1.256.539.6024

Attention: Karl W. Leo

Email: kleo@leo-law.com

and

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

Facsimile: +1.312.862.2200

Attention: R. Henry Kleeman
                  Joydeep Dasmunshi

Email: hkleeman@kirkland.com

            joydeep.dasmunshi@kirkland.com

11.11. Construction of Agreement.

(a) Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement.

(b) In the negotiation of this Agreement, each Party has received advice from its own attorney. This Agreement is not to be construed for or against any Party based on which Party drafted any of the provisions of this Agreement.

(c) The captions, titles, headings, recitals and table of contents included in this Agreement are for convenience only, and do not affect the construction or interpretation of this Agreement.

(d) This Agreement does not, and is not intended to, confer any rights or remedies in favor of any Person other than the Parties signing this Agreement, except as may be specifically set forth in other provisions of this Agreement.

(e) The words “including,” “includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.

(f) The words “hereof,” “herein”, “hereunder”, and words of similar import when used in this Agreement will refer to this Agreement as a whole (including any annexes, exhibits and schedules to this Agreement) and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified.

(g) Any reference in this Agreement to wire transfers or other payments requires payment in United States Dollars unless some other currency is expressly stated in that reference.

(h) Any reference in this Agreement to the singular includes the plural where appropriate. Any reference in this Agreement to the masculine, feminine or neuter gender includes the other genders where appropriate.

(i) Whenever this Agreement indicates that a document has been “provided” or “made available” to the Purchaser, such statement will mean that such document was (i) delivered or provided to the Purchaser or (ii) made available for viewing by the Purchaser and its representatives in the electronic data room for “Project Boston” operated by Intralinks (the “DataRoom”), as such materials were posted to the DataRoom prior to 11:59 p.m. on August 25, 2016 and not subsequently removed.

(j) All exhibits, annexes and schedules attached hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.

(k) Any capitalized terms used in any schedule, annex or exhibit but not otherwise defined therein will be defined as set forth in this Agreement.

(l) Unless otherwise provided, references to any exhibits, schedules, annexes, sections or subsections refer to exhibits, schedules, annexes, sections or subsections of this Agreement.

11.12. No Joint Venture. Nothing in this Agreement creates a joint venture or partnership between the Parties. This Agreement does not authorize any Party (a) to bind or commit, or to act as an agent, employee or legal Representative of, another Party, except as may be specifically set forth in other provisions of this Agreement, or (b) to have the power to control the activities and operations of another Party. The Parties are independent contractors with respect to each other under this Agreement. Each Party agrees not to hold itself out as having any authority or relationship contrary to this Section 11.12.

11.13. Specific Performance.

(a) The Parties agree that irreparable damage for which monetary Damages, even if available, would not be an adequate remedy, would occur if the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Contemplated Transactions) in accordance with its specified terms or otherwise breach such provisions. Therefore, notwithstanding anything in Section 11.1 or elsewhere in this Agreement to the contrary, the Parties acknowledge and agree that the Parties will be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with any such Order or injunction.

(b) Notwithstanding anything in Section 11.13(a) or elsewhere in this Agreement to the contrary, it is explicitly agreed that, prior to the termination of this Agreement, the Seller shall be entitled to enforce specifically or seek an injunction to enforce the obligations of the Purchaser to consummate the Contemplated Transactions only in the event that, on or after October 31, 2016, (i) all of the conditions to Closing set forth in Section 6.1 and Section 6.3 have been satisfied or waived in writing in accordance with the terms of this Agreement (other than (A) conditions that cannot be satisfied until the Closing has actually occurred, provided that such conditions are capable of being satisfied at the Closing, or (B) conditions that have not been satisfied due to any breach of this Agreement by the Purchaser), (ii) either (x) the Debt Financing has been funded or will be funded at the Closing, or (y) the Debt Financing is not funded and such failure of the Debt Financing to be funded is due (in whole or in part) to the (1) failure of the Purchaser to perform any of its obligations under this Agreement or any Debt Financing Document (which term shall be deemed to include the Debt Financing Fee Letter) or (2) existence of any “Event of Default” under (and as defined in) the Credit Agreement (including as a result of any cross-default or similar default) (collectively, a “Credit Agreement Default”) or, in each case, because any such event would result from the consummation of the Contemplated Transactions (each such event or occurrence, a “Financing Event”), and (iii) the Seller has confirmed in writing to the Purchaser that all conditions set forth in Section 6.2 have been satisfied or are capable of being satisfied at the Closing or waived, and the Seller is prepared to consummate the Closing pursuant to the terms of this Agreement, including Section 2.2, if specific performance is granted. Further, notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that, in the event that (1) all of the conditions to Closing set forth in Section 6.1 and Section 6.3 have been satisfied or waived in writing in accordance with the terms of this Agreement (other than (A) conditions that cannot be satisfied until the Closing has actually occurred, provided that such conditions are capable of being satisfied at the Closing, or (B) conditions that have not been satisfied due to any breach of this Agreement by the Purchaser), (2) the Purchaser has not consummated the Closing pursuant to Section 2.2 by the Termination Date solely as a result of the Debt Financing failing to be funded and such failure of the Debt Financing to be funded is not due (in whole or in part) to the failure of the Purchaser to perform any of its obligations under this Agreement or any Debt Financing Document or due to any Financing Event, and (3) other than failing to consummate the Closing as described in clause (2), the Purchaser has not breached any of its representations, warranties, covenants, obligations or agreements contained in this Agreement, then (A) no Seller Related Party shall be entitled to any specific performance, injunctive relief or other equitable relief or enforcement of the obligations of the Purchaser to consummate the Contemplated Transactions and (B) except for the rights of the Parties under the NDA and any amounts due under Section 7.3(c), Section 11.7 and/or the last two sentences of Section 5.11(d), the right of the Seller to receive the Termination Fee pursuant to Section 7.3 shall be the sole and exclusive remedy for any and all Damages suffered or incurred by the Seller Related Parties in connection with this Agreement or any other Transaction Agreement (and the termination hereof or thereof), the Debt Commitment Letter, the Contemplated Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination.

(c) Prior to the termination of this Agreement and notwithstanding anything to the contrary in this Agreement, under no circumstances will Seller, or any of its Affiliates or any other Person be entitled in respect of any single action, non-action, matter or event to both a grant of specific performance or other equitable remedies of the sort described in this Section 11.13 and any monetary damages, including all or any portion of the Termination Fee; provided that such Person shall be entitled to pursue an injunction or specific performance pursuant to the terms of this Agreement. The election of the Seller to pursue an injunction or specific performance (regardless of whether such injunction or specific performance is granted) shall not restrict, impair or otherwise limit the Seller from subsequently seeking payment of the Termination Fee (to the extent entitled thereto) pursuant to Section 7.3, and the fact that the Seller is entitled to receive the Termination Fee in accordance with Section 7.3 shall not limit the Seller’s right to pursue an injunction or specific performance (subject to the terms of this Section 11.13(c)); provided that the Seller’s acceptance of the Termination Fee shall terminate any right to injunctive relief or specific performance hereunder or other equitable remedies (other than rights under the NDA).

11.14. Payments. Except with respect to payments to be made in connection with the Closing (including Purchaser’s payment of the Closing Purchase Price pursuant to Section 6.2(f)), the Parties will pay all amounts due and owing under this Agreement no later than five Business Days after the date such amounts become owed. All late payments will bear interest at a rate per annum equal to 6%.

11.15. Rep & Warranty Insurance. Nothing in this Agreement shall in any way limit the Purchaser or any Purchaser Indemnitee or any of their respective Affiliates from making any Claims or receiving any recoveries under the transaction representation and warranties insurance policy obtained by the Purchaser (the “Rep & Warranty Policy”), whether for breaches under this Agreement or any other Claim that may be permitted to be made under the Rep & Warranty Policy. The Purchaser shall cause the Rep & Warranty Policy to include a waiver of subrogation rights against the Seller and/or any of the Seller’s Affiliates and/or any of their respective equityholders, officers, directors, employees, agents, advisors or representatives, except to the extent that the Seller, the Acquired Companies, and/or any of the Seller’s respective officers, directors, employees, agents, advisors or representatives has committed a deliberately fraudulent act or statement causing Damages, which waiver of subrogation rights shall not be amended without the Seller’s prior written consent.

11.16. No-Recourse. Notwithstanding anything to the contrary contained in this Agreement, (a) none of the Seller Related Parties nor any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders shall have any rights or claims against any Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (b) no Financing Source shall have any liability to any Seller Related Party or any of their respective subsidiaries, affiliates, directors, officers, employees, agents, partners, managers, members or stockholders for any obligations or liabilities under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise.

(This space intentionally left blank; Signature pages follow)

The Parties have duly executed this Agreement as of the date first set forth above.

PURCHASER

AMERICAN BUILDERS & CONTRACTORS
SUPPLY CO., INC., a Delaware corporation

By:	/s/ Keith Rozolis
Name: Keith Rozolis
Title: President and CEO

PURCHASER SIGNATURE PAGE TO PURCHASE AGREEMENT

SELLER

USG Corporation, a Delaware corporation

By:	/s/ James S. Metcalf
Name:	James S. Metcalf
Title:	Chairman, President and Chief Executive Officer

SELLER SIGNATURE PAGE TO PURCHASE AGREEMENT

EXHIBIT A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

“Accounts Payable” means the accounts payable and accrued payment obligations of the Acquired Companies.

“Accounts Receivable” means the accounts and notes receivable and unbilled revenues of the Acquired Companies.

“Accrued Expenses” means the categories of accrued expenses set forth on Schedule A-4.

“Acquired Assets” has the meaning set forth in Section 1.2(a).

“Acquired Company” or “Acquired Companies” has the meaning set forth in the recitals to this Agreement.

“Acquired Company Officers” means Martin D. Brand, Jacob Gress, Tracy L. Hein, Robert D. Kelley, Timothy R. Mahaffey, Brian P. Murphy and Robert B. Waterhouse.

“Acquired Company Releasee” has the meaning set forth in Section 8.8.

“Affiliate” means (a) in the case of a Business Entity, another Business Entity or a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Business Entity, or (b) in the case of an individual, (i) the members of the immediate family (including parents, siblings and children) of the individual and the individual’s spouse, and (ii) any Business Entity that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, any of the foregoing individuals. Notwithstanding the foregoing, neither (A) Berkshire Hathaway Inc. and its Affiliates, nor (B) Gebr. Knauf Verwaltungsgesellschaft KG, Knauf International GmbH and their respective Affiliates, shall be deemed an Affiliate of the Seller for purposes of this Agreement.

“Affiliate Indemnified Party” has the meaning set forth in Section 10.4.

“Affiliate Transaction” has the meaning set forth in Section 3.18.

“Agreed Portion” has the meaning set forth in Section 8.4(b)(ii).

“Agreement” has the meaning set forth in the introductory paragraph hereto.

“Antitrust Laws” has the meaning set forth in Section 5.6(b).

“Assets” means, with respect to any Person, all assets, properties, rights and Claims of every nature, kind and description, tangible and intangible, owned or leased or licensed, wheresoever located and whether or not carried or reflected on the books or records of such Person.

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“Assumed Contracts” has the meaning set forth in Section 1.2(b)(i).

“Assumed Liabilities” has the meaning set forth in Section 1.2(a).

“Assumed Shared Contracts” has the meaning set forth in Section 10.7(a).

“Business” means the marketing of the Products and Services through (a) sales representatives, websites and wholesale and retail distribution centers and (b) the sales and distribution of the Products and Services through wholesale and retail distribution centers, in each case, as conducted by the Acquired Companies since the date of the Most Recent Balance Sheet.

“Business Confidential Information” means all confidential Business Records. Confidential Business Information does not include information: (a) available to the public on or prior to the Closing Date, or thereafter become available to the public other than as a result of a breach of Section 10.5(a); (b) developed by the Seller or any of its Affiliates (other than the Acquired Companies) completely independently of the Business; or (c) rightfully received by the Seller or any of its Affiliates (other than the Acquired Companies) completely independently from a Third Party without any obligation of confidence.

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in Illinois, Wisconsin or New York are authorized or required to be closed under applicable Law or by action of any Governmental Entity.

“Business Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Business Financial Statements” has the meaning set forth in Section 3.5(a).

“Business Records” has the meaning set forth in Section 1.2(b)(iv).

“Cap” has the meaning set forth in Section 8.5(a).

“Cash” means all cash (including petty cash) and cash equivalents (including commercial paper, certificates of deposit and other bank deposits, treasury bills, short term investments and all other marketable securities), investment accounts and other similar cash items in each case, as calculated in accordance with GAAP.

“Claim” means any demand, claim, or Legal Proceeding (whether at law or in equity), commenced, brought, conducted, or heard by or before, or otherwise involving, any court or Governmental Entity.

“Claim Notice” has the meaning set forth in Section 8.4(a).

“Claimed Amount” has the meaning set forth in Section 8.4(a).

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“Clean Team Agreement” has the meaning set forth in Section 5.5(b).

“Closing” has the meaning set forth in Section 2.2.

“Closing Cash” means the Cash held by the Acquired Companies, in each case calculated in accordance with GAAP, applied consistently with the adjustments, accounting principles and practices used in the preparation of the Business Financial Statements; provided, however, that “Closing Cash” will (a) include Third Party checks deposited or held in the accounts of an Acquired Company that have not yet cleared determined in accordance with GAAP and (b) be reduced by the amount of all outstanding checks on draft of an Acquired Company that are issued or outstanding at such time, but only to the extent that the amounts payable in respect of such outstanding checks are not included in the calculation of Closing Working Capital.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Estimate Certificate” has the meaning set forth in Section 2.4.

“Closing Purchase Price” has the meaning set forth in Section 2.1(a).

“Closing Statement” has the meaning set forth in Section 2.5(a).

“Closing Working Capital” means the aggregate amount of Closing Cash, Inventory, Accounts Receivable and Prepaid Expenses minus the aggregate amount of Accounts Payable and Accrued Expenses, in each case, as of the Effective Time, and, except with respect to Closing Cash, (a) limited to only those line items set forth in Schedule A-4, and (b) calculated in accordance with the methodology used to calculate the December 31, 2015 figures set forth on Schedule A-4 and GAAP (except to the extent modified by Schedule A-4).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property Rights owned by the Acquired Companies as of the Closing, including the Registered Company Intellectual Property and the Transferred IP.

“Company Plans” has the meaning set forth in Section 3.13(e).

“Company Systems” means all Software, computer firmware, computer hardware (whether general purpose or special purpose), electronic data processing, communications, telecommunications (including all voice, data, and video networks), networks, peripherals, and other computer, automated, or software systems that are material to the conduct of the Business.

“Contemplated Transactions” has the meaning set forth in Section 2.2.

“Contract” means any contracts, agreements, purchase orders, arrangements, real property leases, personal property leases, licenses, obligations, commitments and undertakings, whether written or oral, binding on the parties thereto.

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“Controlled Group Member” means any Person or other trade or business that, together with the Seller or any of its Affiliates, at any time would be treated as a single employer under Section 414 of the Code.

“Controlling Party” has the meaning set forth in Section 8.4(d)(iii).

“Counsel” has the meaning set forth in Section 10.15(a).

“Credit Agreement” means that certain Term Loan Credit Agreement, dated as of April 16, 2013, by and among, among others, the Purchaser, the guarantors party thereto from time to time, the lenders party thereto from time to time and Deutsche Bank Trust Company Americas, as administrative agent (as amended, restated, supplemented or otherwise modified from time to time).

“Credit Agreement Default” has the meaning set forth in Section 11.13(b).

“Damages” means any Claims, injuries, losses, damages, Liabilities (including any Liabilities for Taxes), settlements, judgments, awards, penalties, fines, costs or expenses (including reasonable legal fees and expenses.

“DataRoom” has the meaning set forth in Section 11.11(i).

“Debt Commitment Letter” has the meaning set forth in Section 4.5(b).

“Debt Financing” has the meaning set forth in Section 4.5.

“Debt Financing Documents” has the meaning set forth in Section 5.11(a).

“Debt Financing Fee Letter” has the meaning set forth in Section 5.11(a).

“Deductible” has the meaning set forth in Section 8.5(a).

“Dispute” has the meaning set forth in Section 11.1(b).

“Dollars” and the sign “$” each mean lawful money of the United States of America.

“Effective Time” has the meaning set forth in Section 2.2.

“Employee” means each employee of an Acquired Company, who shall be listed on Schedule A-5, and shall include each individual listed on Schedule A-6 that are on the payroll of Seller or one of its Affiliates (other than an Acquired Company), whose employment shall be transferred from the Seller or one of its Affiliates to an Acquired Company as of or prior to the Closing, each of which Schedules shall be updated within ten days prior to the Closing Date to remove individuals no longer employed by an Acquired Company as of such date, and to add individuals hired by an Acquired Company in the Ordinary Course.

“Employee Benefit Plan” means (a) any plan, fund, policy, agreement, Contract, arrangement or program which provides health, medical, surgical, hospital or dental care or other welfare benefits, or benefits in the event of sickness, accident or disability, or death benefits,

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apprenticeship or other training programs, scholarship funds, or prepaid legal services; (b) any plan, fund, policy, agreement, Contract, arrangement or program which provides retirement income to employees or results in a deferral of income by employees for periods extending to the termination of covered employment or beyond; (c) any plan, fund, policy, agreement, Contract, arrangement or program which provides severance, unemployment, vacation or fringe benefits (including dependent and health care accounts); (d) any bonus, incentive compensation, deferred compensation, retention, change in control, equity or equity-based, stock option or stock-based incentive or compensation, or stock purchase plan, fund, program, policy, agreement, Contract, or arrangement; (e) any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), whether or not subject to ERISA; and (f) any other written or oral plan, fund, policy, Contract, agreement or arrangement involving direct or indirect compensation or benefits including, without limitation, insurance coverage, severance benefits, disability benefits, fringe benefits, pension or retirement plans, profit sharing, deferred compensation, bonuses, stock options, stock purchase, phantom stock, stock appreciation, market share units, restricted stock units, performance share units or other forms of incentive compensation or post-retirement compensation.

“Encumbrance” means any Claim, mortgage, pledge, license, covenant not to sue or assert, option, right of first offer or refusal, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of law), other than (a) mechanic’s, materialman’s, warehouseman’s, carrier’s, workmen’s, repairmen’s and other similar liens incurred in the Ordinary Course, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course, (d) zoning, entitlement, conservation restriction and other land use and environmental regulations by any Governmental Entity which do not materially interfere with the present use of any Asset of the Acquired Companies or Acquired Assets, (e) all covenants, conditions, restrictions, easements, charges, rights-of-way, encumbrances and similar matters of record set forth in any state, local or municipal franchise under which the Business is conducted which do not materially interfere with the present use of any Asset of the Acquired Companies or Acquired Assets, or to which any Acquired Company is otherwise subject, (f) matters which would be disclosed by an accurate title search, which, individually or in the aggregate, do not materially impair or interfere with the continued use and operation of the Assets to which they relate in the conduct of the Business as currently conducted or the present use or occupancy of the Real Property, (g) liens arising under original purchase price conditional sales contracts or operating leases with Third Parties entered into in the Ordinary Course, and protective filings relating to the same, (h) liens that do not materially affect the ownership or use of any Asset of the Acquired Companies for the purpose for which it is being utilized by the Business on the day immediately prior to the Closing Date, and (i) non-exclusive licenses granted to Third Parties in the Ordinary Course with respect to Intellectual Property Rights of the grantor, (j) with respect to the Owned Real Property, encumbrances, defects, irregularities or imperfections of title, encroachments, easements, covenants, rights-of-way and other similar restrictions (including any matters disclosed on any surveys, title policies or title commitments with respect to the Owned Real Property delivered to Purchaser prior to the Closing Date), which, individually or in the aggregate, do not materially impair or interfere with the continued use and operation of the Assets to which they relate in the conduct of the Business as currently conducted or the present use or occupancy of the Owned Real Property, or materially detract from the value of any of the

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Owned Real Property, (k) restrictions under the Leases, but only to the extent there is no violation thereof, and (l) encumbrances for Taxes and other governmental charges not yet due and payable or that may thereafter be paid without penalty, or that the taxpayer is contesting in good faith and for which appropriate reserves have been set aside in the Business Financial Statements.

“Environmental Law” means any federal, state or local law, including common law, statute, ordinance, regulation, rule, code, Order, consent decree or judgment, or other requirement, or rule of law (including any legally binding judicial or administrative interpretation thereof) relating to (a) public or worker safety or health, (b) the protection, pollution, investigation or restoration of the environment or natural resources, including natural resource damages, (c) the handling, use, presence, disposal, release or threatened release of any Hazardous Material, or (d) exposure of any Person to any Hazardous Materials, in each case as in effect on or prior to the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations thereunder.

“Estimated Closing Working Capital” has the meaning set forth in Section 2.4.

“Estimated Closing Working Capital Deficiency” has the meaning set forth in Section 2.4.

“Estimated Closing Working Capital Surplus” has the meaning set forth in Section 2.4.

“Excluded Taxes” means, without duplication, the following: (a) all Taxes relating to the Acquired Assets that are attributable to any Pre-Closing Period (or portion of a Straddle Period ending on the Closing Date); (b) all Taxes payable by any Acquired Company for any Pre-Closing Period (or portion of a Straddle Period ending on the Closing Date); (c) all Taxes for which any Acquired Company is held liable by reason of such Acquired Company being included in any consolidated, affiliated, combined or unitary group with the Seller (or any Affiliates (other than any Acquired Company) of the Seller) at any time before the Closing Date, including Taxes for which an Acquired Company may be liable pursuant to Treasury Regulation Section 1.1502-6 or similar provisions of state, local or foreign Law, (e) all Taxes (including, for the avoidance of doubt, Taxes attributable to the loss of any “step-up” in the tax basis of the assets of one or more of the Acquired Companies) and related costs attributable to a breach by Seller of the covenants in Section 9.8 hereof and (f) all Taxes of any Person imposed on any Acquired Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring on or before the Closing Date. Notwithstanding the foregoing, the term “Excluded Taxes” does not include any Transfer Taxes described in Section 9.1(d).

“Final Allocation Schedule” has the meaning set forth in Section 2.6.

“Final Closing Working Capital” has the meaning set forth in Section 2.5(d).

“Financing Event” has the meaning set forth in Section 11.13(b).

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“Financing Sources” means all lenders, note purchasers, lead arrangers, arrangers, agents (or other similar representatives) that have entered or will enter into the Debt Commitment Letter or Debt Financing Documents in connection with the Debt Financing and any of such Persons’ respective Affiliates and any of such Persons’ or any of their respective Affiliates’ respective current, former or future officers, directors, employees, agents, representatives, stockholders, limited partners, managers, members or partners; provided, that, neither (x) the Purchaser nor any of the Purchaser’s Affiliates, nor (y) any of their respective current, former or future officers, directors, employees, stockholders, limited partners, managers, members or partners, nor (z) any of their respective agents or representatives, is or will be a Financing Source. For the purposes of the foregoing clause (z), any Person that is not the Purchaser or an Affiliate of the Purchaser but is acting as agent or arranger of the Debt Financing (or any part thereof) shall not be considered an agent or representative of the Purchaser or any of its Affiliates.

“Fundamental Representations” means the representations and warranties contained in Section 3.1 (Corporate Organization), Section 3.2 (Capitalization; Ownership), Section 3.3 (Authorization), clause (a) of the first sentence of Section 3.4 (No Conflict), and Section 3.17 (Brokers’ Fees).

“GAAP” means generally accepted accounting principles in the United States of America, applied consistently with respect to the Acquired Companies.

“Governmental Entity” means any of the following: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental, regulatory or administrative body, division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court, arbitral body (public or private) or other tribunal).

“Hazardous Material” means (a) any petroleum and petroleum products, by-products, breakdown products, radioactive materials, asbestos-containing materials and polychlorinated biphenyls or (b) any other chemicals, materials or substances defined or regulated as toxic or hazardous or as a pollutant, contaminant or waste, or as to which Liability or standards of conduct are imposed, under any applicable Environmental Law.

“Headquarters Sublease Agreement” means that certain Sublease Agreement to be entered into by and between the Seller, as lessor, and L&W, as lessee, in the form attached hereto as Annex A.

“Historical Insurance Policies” has the meaning set forth in Section 10.13(a).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means any Taxes imposed on or measured by reference to gross or net income or receipts, and franchise, net worth, capital or other doing business Taxes and all related interest and penalties, whether disputed or not.

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“Indebtedness” of a Person means at a particular time, without duplication, (a) any Liabilities of such Person for indebtedness for borrowed money or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money (including, without limitation, all principal, interest premiums, penalties, fees, expenses, indemnities and brokerage costs), (b) any Liabilities of such Person evidenced by any note, bond, debenture or other debt instrument or debt security, (c) any Liabilities of such Person pursuant to which such Person assures a creditor against loss (including letters of credit and contingent reimbursement obligations with respect to letters of credit), (d) any Liabilities of such Person pursuant to a guarantee of payment of money, (e) any Liabilities of such Person under capitalized leases, (f) any Liabilities secured by a Lien on such Person’s Assets, and (g) any Liabilities of such Person for the deferred purchase price of equity or Assets (including any earnout or similar Liabilities but not including accounts and trade payables accrued in the Ordinary Course).

“Indemnified Party” has the meaning set forth in Section 8.4(a).

“Indemnifying Party” has the meaning set forth in Section 8.4(a).

“Independent Accounting Firm” has the meaning set forth in Section 2.5(c).

“Initial Notice” has the meaning set forth in Section 11.1(b).

“Insurance Policies” has the meaning set forth in Section 3.20.

“Intellectual Property Rights” means any and all intellectual property and proprietary rights in any jurisdiction throughout the world, including any and all: (a) Trademarks; (b) patents and patent applications, including reissues, reexaminations, divisions, continuations, continuations-in-part, and extensions thereof, all inventions disclosed therein and improvements thereto; (c) trade secrets, know-how, and other confidential and proprietary information, including technical data, customer and pricing lists, methods, designs, processes, procedures, and technology; (d) copyrights, published and unpublished works of authorship, data, databases, and moral rights; (e) rights in Software; and (f) any registrations or applications for issuance or registration of any of the foregoing.

“Internal Revenue Service” means the United States Internal Revenue Service.

“Inventory” means the inventory of the Acquired Companies that is accounted for and held in the name of an Acquired Company.

“L&W” has the meaning set forth in the recitals to this Agreement.

“Labor Agreement” has the meaning set forth in Section 3.13(a).

“Law” means any foreign, federal, state or local statute, ordinance, regulation, rule, code, treaty, common law or other binding action or requirement of a Governmental Entity and any Order.

“Leased Real Property” has the meaning set forth in Section 3.15(b).

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“Leases” has the meaning set forth in Section 3.15(b).

“Legal Proceeding” means any action, suit, litigation, charge, arbitration proceeding or mediation, hearing, inquiry, audit, examination or investigation (including any civil, criminal, administrative, investigative or appellate proceeding) involving any court or other Governmental Entity or arbitrator or arbitral panel.

“Lenders” has the meaning set forth in Section 4.5(b).

“Liability” means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due).

A violation, circumstance, change, effect or other matter is deemed to have a “Material Adverse Effect” on (a) the Seller, if such violation, circumstance, change, effect or other matter either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has, or would reasonably be expected to have a material adverse effect on the ability of the Seller Group to perform its obligations under this Agreement or on the ability of the Seller Group to consummate the Contemplated Transactions; or (b) the Business or the Acquired Companies, if such violation, circumstance, change, effect or other matter, either individually or in the aggregate with all other violations, circumstances, changes, effects and other matters, has, or would reasonably be expected to have, a material adverse effect on the business, Assets, Liabilities, results of operations or financial performance of the Business or the Acquired Companies, taken as a whole, but excluding any violation, circumstance, change, effect or other matter to the extent resulting from (i) acts of terrorism or the commencement or escalation of any war whether declared or undeclared, or other hostilities, (ii) any action taken pursuant to or in accordance with this Agreement or any Transaction Agreement or at the request of the Purchaser, (iii) changes or developments in Laws applicable to the Business or the enforcement thereof, (iv) changes in GAAP or the interpretation thereof by the Financial Accounting Standards Board, (v) effects or changes that are generally applicable to the industries and markets in which the Business operates, (vi) changes in the United States or world securities, credit or financial markets or general economic, regulatory or political conditions (including prevailing interest rates), or (vii) effects directly or primarily arising out of the execution or delivery of this Agreement and the other Transaction Agreements, the consummation of the Contemplated Transactions, the identity of the Purchaser or the public announcement or other publicity, leak or rumor with respect to any of the foregoing, or the operation of the Business by the Purchaser following the Closing; provided, that, with respect to clauses (i), (iii), (iv), (v) or (vi) above, such change or condition does not disproportionately adversely affect the Business as operated by the Seller or the Acquired Companies, taken as a whole, compared to other companies of similar size operating in the industries in which the Business operates.

“Marketing Period” means a period of at least 15 consecutive Business Days commencing upon the earlier of (a) the date of receipt of the Confidential Information Memorandum (as defined in the Debt Commitment Letter) by the Lenders and (b) September 19, 2016; provided that the Marketing Period shall not extend beyond October 7, 2016.

“Material Contracts” has the meaning set forth in Section 3.11(a).

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“Material Customers” has the meaning set forth in Section 3.16(a).

“Material Debt Document” means the Credit Agreement and any other agreement governing or evidencing Indebtedness, a default or breach under which would (with the giving of notice, the lapse of time, or both) result in an “Event of Default” under (and as defined in) the Credit Agreement.

“Material Suppliers” has the meaning set forth in Section 3.16(b).

“Most Recent Balance Sheet” has the meaning set forth in Section 3.5(a).

“Multiemployer Plan” has the meaning set forth in Section 3.13(h).

“NDA” has the meaning set forth in Section 5.5(b).

“Non-Assignable Assets” has the meaning set forth in Section 10.6(a).

“Non-Controlling Party” has the meaning set forth in Section 8.4(d)(iii).

“Objection Notice” has the meaning set forth in Section 2.5(b).

“Order” means any decree, order, judgment, writ, award, injunction, stipulation or consent of or by a Governmental Entity.

“Ordinary Course” means the ordinary course of business consistent in all material respects with past custom and practice (including with respect to frequency and amount) of the Business.

“Owned Real Property” has the meaning set forth in Section 3.15(a).

“Party” or “Parties” has the meaning set forth in the introductory paragraph hereto.

“Patriot Act” has the meaning set forth in Section 3.9.

“Permits” means permits, licenses, franchises, agreements, waivers or other authorizations of any Governmental Entity.

“Person” means any individual, Business Entity or Governmental Entity.

“Post-Closing Adjustment” has the meaning set forth in Section 2.5(d).

“PPACA” has the meaning set forth in Section 3.13(i).

“Pre-Closing Period” means any taxable period that begins before the Closing Date and ends on or before the Closing Date.

“Pre-Closing Transfer” has the meaning set forth in Section 1.2(a).

“Prepaid Expenses” means the categories of prepaid expenses set forth on Schedule A-4.

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“Privileged Communications” has the meaning set forth in Section 10.15(a).

“Products” means: (a) gypsum, glass-mat, gypsum fiber, specialty board, exterior, cement and structural cement, and wood panels; (b) metal studs and track, curved wall products, structural metal framing and related accessories; (c) acoustical tiles, grid suspension systems and specialty ceiling systems; (d) joint treatment and textures; (e) tools and related accessories; (f) exterior insulation and finish systems (EIFS), stucco products, stone and masonry products, deck coating products and systems, and plaster and foam and concrete architectural elements and specialty tools; (g) fasteners; (h) interior and exterior insulation products; (i) corner bead and trim products; (j) roofing, siding, insulation, windows and doors; and (k) other building materials.

“Purchase Price Allocation” has the meaning set forth in Section 2.6.

“Purchaser” has the meaning set forth in the introductory paragraph hereto.

“Purchaser Indemnitees” has the meaning set forth in Section 8.2.

“Purchaser Material Adverse Effect” means any violation, circumstance, change, effect or other matter that would have a material adverse effect on the ability of the Purchaser to perform its obligations under this Agreement or consummate any of the Contemplated Transactions.

“Purchaser Plans” means the Employee Benefit Plans sponsored or maintained by the Purchaser or one of its Affiliates under which the Employees may be eligible to participate.

“Purchaser Prepared Returns” has the meaning set forth in Section 9.4(b).

“Purchaser Related Parties” has the meaning set forth in Section 7.3(a).

“Purchaser Releasor” has the meaning set forth in Section 8.8(b).

“Purchaser Representation” means any representation or warranty of the Purchaser set forth in Article 4 of this Agreement, any of the Transaction Agreements, or any certificate or attestation delivered in connection herewith or therewith.

“Purchaser’s Knowledge” means the actual knowledge of Todd Buehl, Paul Drobnitch or Dan Piche and such knowledge that any such Person would have obtained following a reasonable investigation under the circumstances of those matters with respect to which reference to the Purchaser’s Knowledge is made.

“Real Property” has the meaning set forth in Section 3.15(c).

“Reasonable Efforts” means the obligated party is required to make a diligent, commercially reasonable and good faith effort to accomplish the applicable objective. Such obligation, however, does not require any expenditure of funds or the incurrence of any Liability on the part of the obligated party that, in each case, is commercially unreasonable in light of the related objective. The fact that the objective is not actually accomplished is not dispositive evidence that the obligated party did not in fact utilize its Reasonable Efforts in attempting to accomplish the objective.

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“Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Registered Company Intellectual Property” has the meaning set forth in Section 3.8(a).

“Release” means any spilling, leaking, seeping, pumping, pouring, emitting, emptying, injecting, discharging, escaping, leaching, dumping, disposing, migrating or releasing of any Hazardous Material to the environment.

“Released Matters” has the meaning set forth in Section 8.8(a).

“Rep & Warranty Policy” has the meaning set forth in Section 11.15.

“Replicated Contracts” has the meaning set forth in Section 10.7(b).

“Representatives” means, with respect to any Person, any such Person’s directors, officers, employees, agents, consultants, advisors, accountants or attorneys and other representatives of such Person.

“Represented Employees” has the meaning set forth in Section 10.12(a)(ii)(A).

“Response” has the meaning set forth in Section 8.4(b).

“SEC” means the U.S. Securities and Exchange Commission.

“Second Request” has the meaning set forth in Section 5.6(d).

“Section 338(h)(10) Election” has the meaning set forth in Section 9.8.

“Seller” has the meaning set forth in the introductory paragraph hereto.

“Seller Confidential Information” means all confidential information of the Seller and its Affiliates that is not Business Confidential Information, including information related to Seller and its Affiliates that is not related to the Acquired Companies or the Business, that is and provided to the Purchaser in connection with the Contemplated Transactions or otherwise in the possession of the Purchaser or one of its Affiliates (including an Acquired Company) following the Closing. Without limiting the foregoing, Seller Confidential Information also includes confidential written, graphical or machine-readable information that relates to trade secrets, product plans, software, vendor and customer information, business plans and data stored electronically. Seller Confidential Information does not include information that: (a) is available to the public on the Closing Date, or thereafter becomes available to the public other than as a result of a breach of Section 10.5; (b) has been developed by the Purchaser completely independently of the Seller; or (c) has been rightfully received by the Purchaser completely independently from a Third Party without any obligation of confidence known or that should reasonably have been known to the Purchaser.

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“Seller Credit Facility” means the Fourth Amended and Restated Credit Agreement, dated as of October 22, 2014, among Seller and CGC Inc., as borrowers, JPMorgan Chase Bank, N.A. and JP Morgan Chase Bank, N.A., Toronto Branch, as administrative agents, the lenders party thereto and Bank of America, N.A. and Wells Fargo Bank, N.A., as co-syndication agents.

“Seller Disclosure Schedule” means the disclosure schedules, dated as of the date of the Agreement and delivered by the Seller to the Purchaser, as such schedules may be amended or supplemented prior to the Closing Date by mutual agreement of the Parties.

“Seller Financial Statements” means the audited consolidated financial statements of the Seller for the year ended December 31, 2015.

“Seller Group” means the Seller and each of the Affiliates of the Seller set forth in Exhibit B.

“Seller Guarantees” has the meaning set forth in Section 5.9(a).

“Seller Indemnitees” has the meaning set forth in Section 8.3.

“Seller Marks” means any Trademark of the Seller or its Affiliates (other than the Trademarks included in the Registered Company Intellectual Property), including any such Trademark using or incorporating the name “USG”, “US Gypsum” or any derivations thereof.

“Seller Plans” has the meaning set forth in Section 3.13(e).

“Seller Prepared Returns” has the meaning set forth in Section 9.4(a).

“Seller Related Parties” has the meaning set forth in Section 7.3(a).

“Seller Releasee” has the meaning set forth in Section 8.8(b).

“Seller Releasor” has the meaning set forth in Section 8.8(a).

“Seller Representation” means any representation or warranty of the Seller set forth in Article 3 of this Agreement, any of the Transaction Agreements, or any certificate or attestation delivered in connection herewith or therewith.

“Seller Senior Notes” means: (a) the 5.500% Senior Notes due 2025 issued by the Seller pursuant to that certain Supplemental Indenture No. 6, dated as of February 24, 2015, by and among the Seller, each of United States Gypsum Company, L&W, USG Foreign Investments, Ltd. and USG Interiors, LLC, as guarantors, and U.S. Bank National Association, as trustee; (b) the 5.875% Senior Notes due 2021 issued by the Seller pursuant to that certain Supplemental Indenture No. 5, dated as of October 31, 2013, by and among USG Corporation, each of United States Gypsum Company, L&W, USG Foreign Investments, Ltd. and USG Interiors, LLC, as guarantors, and U.S. Bank National Association, as trustee; and (c) the 7.875% Senior Notes due 2020 issued by the Seller pursuant to that certain Supplemental Indenture No. 4, dated as of April 12, 2012, by and among the Seller, each of United States Gypsum Company, L&W, USG Foreign Investments, Ltd. and USG Interiors, LLC, as guarantors, and U.S. Bank National Association, as trustee.

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“Seller’s Knowledge” means the actual knowledge of any Acquired Company Officer, Ken Banas, Steve Bjorklund, Dave Carlson, Noreen Cleary, Evgeni Ganchev, Brook Klawitter, Jeanette Press, Dan Ryan, Jennifer Scanlon or Creighton Warren of a particular fact or other matter, and such knowledge that any such Person would have obtained following a reasonable investigation under the circumstances of those matters with respect to which reference to Seller’s Knowledge is made.

“Services” means delivery, credit, project submittal and ordering services performed in connection with the sale of Products.

“Shared Contract” means all Contracts of the Seller or another member of the Seller Group relating in part to the Business, but not exclusively relating to the Business, and not otherwise listed on Schedule 1.2(b)(i)(A) of the Seller Disclosure Schedule as an Assumed Contract, but excluding all corporate-level IT Software licenses.

“Shares” means all of the outstanding capital stock of L&W.

“Software” means computer programs, whether embodied in software, firmware, or otherwise, including software compilations, algorithms, software implementations of algorithms, software tool sets, compilers, and software models and methodologies (whether in source code form or object code form), and translation, ported versions, and modifications of and all user, technical, and other documentation related to any of the foregoing.

“Specified Claims” has the meaning set forth in Section 10.16.

“Specified Legal Proceedings” means (a) the pending Legal Proceedings in Quebec, Ontario and British Columbia courts on behalf of Purchasers of wallboard in Canada related to allegations of price fixing, (b) the pending Legal Proceedings filed in the United States District Court for the Northern District of California and transferred to the United States District Court for the Eastern District of Pennsylvania on behalf of twelve homebuilders asserting individual claims related to allegations of price fixing, captioned Ashton Woods Holdings, L.L.C., et al. v. USG Corporation, et al., MDL No. 2437 13-MD-2437, (c) the Legal Proceedings in the United States District Court for the Western District of North Carolina on behalf of the U.S. Department of Justice, Antitrust Division related to a gypsum drywall grand jury investigation, (d) Legal Proceedings relating to drywall manufactured in China and distributed by L&W prior to the Closing Date, (e) any future Legal Proceedings arising out of substantially similar facts and circumstances as the foregoing, and (f) any pending and future Legal Proceedings alleging violations of antitrust or price-fixing Laws, or unfair competition Laws substantially similar to such Laws, in each case for clauses (a) – (f), to the extent arising from acts, omissions or events occurring prior to the Closing.

“Straddle Period” means any taxable period that begins before and ends after the Closing Date.

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“Subsidiary” or “Subsidiaries” means any corporation, partnership, limited liability company, joint venture or other legal entity of any kind of which the Seller (either alone or through or together with one or more of its other Subsidiaries) owns, directly or indirectly, more than 50% of the voting stock or other equivalent ownership interests or the Assets and Liabilities of which are consolidated in the Seller Financial Statements.

“Supply Agreement” means that certain supply agreement to be entered into by and between the Seller and the Purchaser, in the form attached hereto as Annex B.

“Target Closing Working Capital” means $215,000,000.

“Tax” means all federal, state, local and non-U.S. taxes, including income, gross receipts, ad valorem, value added, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, worker’s compensation, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise, payroll, disability, real property, personal property, sales, use, capital stock, transfer, registration, premium, capital gains, alternative or add-on minimum, estimated, escheat and unclaimed property and all other taxes of any kind whatsoever imposed by any Governmental Entity, whether disputed or not and including liability for any of the foregoing under Law (including Treasury Regulation 1.1502-6 or any similar provision of state, local or non-U.S. Law), by Contract, as a transferee or successor, or otherwise, and any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any tax or any contest or Dispute thereof.

“Tax Contest” means an audit, examination, Claim, Dispute or controversy relating to Taxes.

“Tax Returns” means all reports, returns, declarations, disclosures, claims for refund, estimates, statements and other filings with respect to Taxes.

“Termination Date” has the meaning set forth in Section 7.1(b).

“Termination Fee” has the meaning set forth in Section 7.3(a).

“Third Party” means a Person that is not a party to this Agreement, but excluding any Affiliate of any party to this Agreement.

“Third Party Claim” has the meaning set forth in Section 8.4(d)(i).

“Third Party Policies” has the meaning set forth in Section 10.13(b).

“Trademarks” means trademarks, trade names, trade dress, services marks, logos, domain names and URLS, rights to social media accounts, and other indicia of source or origin.

“Transaction Agreements” means this Agreement, the Headquarters Sublease Agreement, the Supply Agreement, the Transition Services Agreement and the Transfer Documents.

“Transfer Documents” has the meaning set forth in Section 1.2(a).

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“Transfer Taxes” has the meaning set forth in Section 9.1(d).

“Transferrable IT Agreements” has the meaning set forth in Section 1.2(b)(i)(B).

“Transferred IP” means the Transferred Seller IP and the Transferred URLs.

“Transferred Seller IP” has the meaning set forth in Section 1.2(b)(iii)(A).

“Transferred URLs” has the meaning set forth in Section 1.2(b)(iii)(B).

“Transition Services Agreement” means that certain transition services agreement to be entered into by and between the Seller and the Purchaser, in the form attached hereto as Annex C.

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EXHIBIT B

Seller Group

1.	USG Interiors, LLC

2.	United States Gypsum Company

3.	All Interior Supply, LLC.